As filed with the Securities and Exchange Commission on July 3, 2007      Registration Statement No. ___________

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Uranium One Inc.

(Exact name of Registrant as specified in its charter)

Canada	1094	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

390 Bay Street, Suite 1610

Toronto, Ontario

M5H 2Y2

(416) 350-3657

(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.

1420 Fifth Avenue, Suite 3400

Seattle, Washington 98101

(206) 903-8800

(Name, address, including zip code, and telephone number, including area code of agent for service in the United States)

Copies to:

Christopher L. Doerksen Dorsey & Whitney LLP U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, WA 98101-4010 Tel: (206) 903-8800	John S.M. Turner Fasken Martineau DuMoulin LLP Suite 3600, Toronto Dominion Bank Tower Toronto-Dominion Centre 66 Wellington Street West Toronto, Ontario M5K 1N6 Tel: (416) 865-4380	Michael C. Phillips Davis Wright Tremaine LLP 1300 S.W. 5th Avenue, Suite 2300 Portland, OR 97201-5630 Tel: (503) 241-2300	John Stark Stikeman Elliott LLP Suite 1700, Park Place 666 Burrard Street Vancouver, British Columbia V6C 2X8 Tel: (604) 631-1395

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Canada

(Principal jurisdiction regulating this offering (if applicable))

This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities To be registered	Amount to be Registered (1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	40,000,000	$15.80	$632,000,000	$19,403

(1) Calculated pursuant to General Instruction IV.F. based on the estimated maximum number of common shares of the Registrant to be offered to U.S. residents.

(2) Calculated pursuant to General Instruction IV.H. based on the average of the high and low prices of the Energy Metals Corporation common shares on the Toronto Stock Exchange on June 11, 2007 (CDN$16.77), converted into U.S. dollars based on the noon buying rate on June 11, 2007 in New York for Canadian dollars as certified by the Federal Reserve Bank of New York for customs purposes (CDN$1.00=U.S.$0.9422).

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Documents

This registration statement on Form F-80 (this “Registration Statement”) is filed by Uranium One Inc., a Canadian corporation (the “Registrant”).  This Registration Statement relates to the offer by the Registrant to purchase any and all of the outstanding common shares of Energy Metals Corporation (“EMC”) on the basis of 1.15 common shares of the Registrant for each common share of EMC.  The offer is subject to the terms and conditions set forth in the notice of special meeting and management information circular of EMC dated June 25, 2007 (the “Circular”) and the related documents, copies of which are included immediately following this page.

Item 2.    Informational Legends

See the cover page of the Circular.

Item 3.    Incorporation of Certain Information by Reference

See the list of exhibits included in Part II of this Registration Statement.

Item 4.    List of Documents Filed with the Commission

See “Securities Law Considerations – U.S. Securities Laws” in the Circular.

Proposed Arrangement Involving

Energy Metals Corporation

and

Uranium One Inc.

Notice of Special Meeting

and

Management Information Circular

These materials are important and require your immediate attention. They require securityholders of Energy Metals Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares of Energy Metals Corporation please contact Kingsdale Shareholder Services Inc. toll free, at 1-866-639-8111; email: contactus@kingsdaleshareholder.com

Note to U.S. Readers

Energy Metals Corporation is a company existing under the laws of the Province of British Columbia. Uranium One Inc. is a company existing under the federal laws of Canada. This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Investors should be aware that acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for persons who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Energy Metals Corporation exists under the laws of the Province of British Columbia and Uranium One Inc. exists under the federal laws of Canada, that some or all of their respective officers and directors are not residents of the United States, that some or all of the experts named in the registration statement are not residents of the United States, and that all or a substantial portion of the assets of Energy Metals Corporation, Uranium One Inc. and such other persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

June 25, 2007

June 25, 2007

Dear Securityholder:

You are invited to attend a special meeting (the ”Meeting”) of the shareholders and optionholders of Energy Metals Corporation (“EMC” or the “Company”) to be held in the Ocean View Suite 1 at the Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia on Tuesday, July 31, 2007 commencing at 2:00 p.m. (Vancouver time).

At the Meeting, you will be asked to consider and vote upon a proposed arrangement (the ”Arrangement”) under which Uranium One Inc., formerly sxr Uranium One Inc. (“Uranium One”), will acquire all of the issued and outstanding common shares of EMC (the ”EMC Shares”) in consideration for the issuance of 1.15 common shares of Uranium One (the ”Uranium One Shares”) for each EMC Share and will issue Uranium One options (“Uranium One Options”) in exchange for all outstanding EMC options (“EMC Options”) with the number of Uranium One Shares issuable upon exercise of the Uranium One Options being equal to 1.15 times the number of EMC Shares issuable upon exercise of the EMC Options. Upon completion of the Arrangement, EMC will be a wholly-owned subsidiary of Uranium One.

In order to become effective, the Arrangement must be approved by a resolution passed by at least a two-thirds majority of the votes cast by EMC Shareholders and EMC Optionholders (together, the “EMC Securityholders”), voting together as a single class at the Meeting. In addition to EMC Securityholder approval, completion of the Arrangement is also subject to receipt of required regulatory approvals and the approval of the Supreme Court of British Columbia, all of which are described in more detail in the attached Management Information Circular.

The directors and senior officers of EMC, who as of June 21, 2007 held, in the aggregate, approximately 4.9 percent of the outstanding EMC Shares and 66.8 percent of outstanding EMC Options, have entered into agreements with Uranium One under which they have, in their capacities as shareholders of EMC, agreed to support the Arrangement by, among other things, voting their EMC Shares and EMC Options in favour of the Arrangement.

After taking into consideration, among other things, the recommendation of a special committee of EMC directors established to review the Arrangement and the fairness opinion of GMP Securities L.P., the EMC board of directors (the ”EMC Board”) has unanimously concluded that the Arrangement is fair to, and in the best interests of, EMC and the EMC Securityholders and has approved the Arrangement and authorized its submission to the EMC Securityholders and to the Supreme Court of British Columbia for approval. Accordingly, the EMC Board unanimously recommends that the EMC Securityholders vote in favour of the Arrangement.

The directors of EMC believe that following the Arrangement, Uranium One will be a significant uranium producer and will be well positioned for future growth, with a strong balance sheet and good prospects for the development and expansion of its assets.

The attached Notice of Meeting and Management Information Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to read this material carefully and, if you require assistance, to consult your financial or professional advisor. As explained more fully in the attached Management Information Circular, in addition to approval by the EMC Securityholders, completion of the Arrangement is subject to certain conditions and receipt of all applicable regulatory approvals, including the approval of the Supreme Court of British Columbia.

If you are unable to be present in person at the Meeting we encourage you to vote by completing the enclosed form of proxy. Your vote is important regardless of the number of EMC Shares or EMC Options you own. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc., at its offices at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2V1, or by fax to 1-866-249-7775, before 4:00 p.m. (Toronto time) on July 30, 2007. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend. If you are not registered as the holder of your EMC Shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your EMC Shares. See the section in the accompanying Management Information Circular entitled “General Proxy Information — Non-Registered Holders” for further information on how to vote your EMC Shares.

EMC has retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to encourage the return of completed proxies and to solicit proxies in favour of the resolution approving the Arrangement. If you have any questions please contact Kingsdale at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2; North America toll free phone: 1-866-639-8111; outside North America, call collect: 416-867-2271; Email: contactus@kingsdaleshareholder.com. Further contact information with respect to Kingsdale is set forth on the back cover of the Management Information Circular.

We encourage you to complete and return the enclosed Letter of Transmittal (printed on green paper) together with the certificate(s) representing your EMC Shares to the Depository in the enclosed return envelope. The Letter of Transmittal contains other procedural information related to the Arrangement and should be reviewed carefully.

If you hold your EMC Shares through a broker or other person please contact that broker or other person for instructions.

Sincerely,

President, CEO & Director
Energy Metals Corporation

TABLE OF CONTENTS

	Page		Page
NOTICE OF MEETING	iii	Approval and Recommendation of the
SUMMARY	1	EMC Board	21
Information Concerning the Meeting	1	Interest of Directors and Executive
The Arrangement	1	Officers	21
Recommendation of the EMC Board	1	Arrangement Mechanics	23
Benefits of the Arrangement	1	Shareholders of Uranium One following the
Fairness Opinion	2	Arrangement	24
Risk Factors	3	Court Approval	24
Non-Solicitation/Superior Proposals	3	Required Securityholder Approvals	25
Conditions to the Arrangement Becoming		TREATMENT OF EMC WARRANTS
Effective	3	AND EMC CONTINGENT SHARE
Termination of the Combination		RIGHTS	25
Agreement	4	THE COMBINATION AGREEMENT AND
Break Fee	4	RELATED AGREEMENTS	25
Certain Canadian Federal Income Tax		Effective Date of the Arrangement	26
Considerations	4	Representations and Warranties	26
Certain U.S. Income Tax Considerations	5	Covenants of EMC and Uranium One	26
Dissent Rights	5	Non-Solicitation Covenants of EMC	35
GLOSSARY OF TERMS	6	Conditions to Closing	36
FORWARD-LOOKING STATEMENTS	12	Amendment and Waiver	38
CAUTIONARY NOTE TO EMC		Termination	38
OPTIONHOLDERS REGARDING TAX		Break Fee and Reimbursement of
CONSIDERATIONS	13	Expenses	39
CAUTIONARY NOTE TO EMC		Liquidated Damages	40
SECURITYHOLDERS IN THE		Confidentiality Agreement	41
UNITED STATES	14	The Support and Lock-Up Agreements	41
CAUTIONARY NOTE REGARDING USE OF		Expenses of the Arrangement	42
MINING TERMS	15	SECURITIES LAW CONSIDERATIONS	42
CURRENCY	16	Canadian Securities Laws	42
GENERAL PROXY INFORMATION	16	U.S. Securities Laws	42
Solicitation of Proxies	16	CERTAIN CANADIAN FEDERAL
Appointment and Revocation of Proxies	16	INCOME TAX CONSIDERATIONS	44
Non-Registered Holders	16	EMC Shareholders Resident in Canada	45
Voting of Proxies	17	EMC Optionholders Resident in Canada	47
Voting Shares and Principal Holders		EMC Shareholders Not Resident in
Thereof	17	Canada	48
Information Contained in this Circular		EMC Optionholders Not Resident in
Regarding Uranium One	18	Canada	49
THE ARRANGEMENT	18	CERTAIN U.S. TAX CONSIDERATIONS
Background to the Arrangement	18	FOR U.S. EMC SECURITYHOLDERS	50
Fairness Opinion	20	Circular 230 Disclosure	50
Benefits of the Arrangement	20	Introduction	50

i

	Page		Page
U.S. Holders	51	Share Capital of the Combined Company	71
Taxation of the Exchange to U.S. Holders	51	Stock Exchange Listings and Reporting
U.S. Tax Considerations of Owning		Issuer Status	72
Uranium One Shares	54	Shareholders of the Combined Company	72
Withholding	56	Selected Pro Forma Financial Information	72
Uncertainty Regarding U.S. Tax		Transfer Agent and Registrar	72
Consequences	56	MATERIAL CONTRACTS	72
REGULATORY MATTERS	56	DISSENT RIGHTS	73
Canadian Regulatory Approvals	56	DEPOSIT AND TRANSMITTAL	74
U.S. Regulatory Approvals	58	Deposit	74
INTERESTS OF INFORMED PERSONS IN		STOCK EXCHANGE LISTINGS AND
MATERIAL TRANSACTIONS	59	INFORMATION	76
INFORMATION RELATING TO EMC	59	EMC Shares	76
Incorporation by Reference	59	Uranium One Shares	78
Name and Incorporation	60	LEGAL MATTERS	79
Business	61	INTERESTS OF EXPERTS	79
Directors and Officers	63	Uranium One	79
Consolidated Capitalization	64	EMC	80
Description of EMC Shares	64	RISK FACTORS	81
INFORMATION RELATING TO		ADDITIONAL INFORMATION	85
URANIUM ONE	64	Documents Filed as Part of the U.S. Registration
Incorporation by Reference	64	Statement	85
Name and Incorporation	66	AUDITORS’ CONSENTS	86
Business	67	DIRECTORS’ APPROVAL	88
Consolidated Capitalization	68
Description of Uranium One Shares	69	APPENDICES
Description of Uranium One Debentures	69	Appendix ”A” — Arrangement Resolution	A-1
THE COMBINED COMPANY AFTER THE		Appendix ”B” — Plan of Arrangement	B-1
ARRANGEMENT	70	Appendix ”C” — Notice of Petition and
General	70	Interim Order	C-1
Organization Chart	71	Appendix ”D” — GMP Fairness Opinion	D-1
Directors and Officers of the Combined		Appendix ”E” — Pro Forma Financial
Company	71	Statements	E-1

ii

NOTICE OF MEETING
OF HOLDERS OF COMMON SHARES AND
HOLDERS OF OPTIONS TO ACQUIRE COMMON SHARES

NOTICE IS HEREBY GIVEN that a special meeting (the ”Meeting”) of the holders of common shares (“EMC Shareholders”) and options to purchase common shares (“EMC Optionholders”) of Energy Metals Corporation (“EMC” or the “Company”) will be held in the Ocean View Suite 1, Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia on Tuesday, July 31, 2007 at 2:00 p.m. (Vancouver time) for the following purposes:

1.                                       to consider and, if deemed advisable, to pass, with or without amendment, a special resolution (the ”Arrangement Resolution”) approving an arrangement (the ”Arrangement”) under section 288 of the Business Corporations Act (British Columbia); and

2.                                       to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Management Information Circular contains the full text of the Arrangement Resolution and provides additional information relating to the subject matter of the Meeting, including the Arrangement.

EMC Shareholders and EMC Optionholders who are unable to attend the Meeting in person are requested to sign, date and return the enclosed form of proxy. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc., at its office at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775 at any time prior to 4:00 p.m. (Toronto time) on July 30, 2007 or, if the Meeting is adjourned or postponed, by 4:00 p.m. (Toronto time) on the Business Day prior to the date to which the Meeting has been adjourned or postponed.

If you are a non-registered shareholder, please refer to the section in the accompanying Management Information Circular entitled “General Proxy Information — Non-Registered Holders” for information on how to vote your EMC Shares.

Take notice that, pursuant to an order of the Supreme Court of British Columbia, if you are a registered holder of EMC Shares, you may, until 4:00 p.m. (Vancouver time) on July 27, 2007 deliver a notice of dissent to the head office of EMC at Suite 1238 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, Attention: Corporate Secretary, with respect to the Arrangement Resolution. As a result of delivering a notice of dissent you may, on receiving a notice of intention to act from EMC, require EMC to purchase all your EMC Shares in respect of which the notice of dissent was given.

DATED at Vancouver, British Columbia this 25th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF
ENERGY METALS CORPORATION

President, CEO & Director

iii

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this Summary are defined in the Glossary of Terms immediately following this Summary.

Information Concerning the Meeting

The Meeting will be held in the Ocean View Suite 1, Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on July 31, 2007. The purpose of the Meeting is to consider and vote on the Arrangement Resolution and such other business as may properly come before the Meeting.

In order to implement the Arrangement, the Arrangement Resolution must be approved, with or without amendment, by at least two-thirds of the votes cast by EMC Shareholders and EMC Optionholders voting together as a class, present in person or represented by proxy and entitled to vote at the Meeting, including a majority of the votes cast by EMC Shareholders. See “The Arrangement — Required Securityholder Approvals”.

The Arrangement

EMC and Uranium One have agreed, subject to the satisfaction of certain conditions, to a combination of their businesses to create a senior uranium company with an internationally diversified production base and the potential to become the leading U.S. uranium producer.

The business combination will be effected by way of a court approved plan of arrangement under the Act. Holders of EMC Shares and EMC Options are being asked to approve the Arrangement by approving the Arrangement Resolution. Under the terms of the Arrangement all holders of EMC Shares will receive 1.15 Uranium One Shares for each EMC Share held, and all holders of EMC Options will receive Uranium One Options in exchange for their EMC Options, with the aggregate number of Uranium One Shares issuable upon exercise of those Uranium One Options being equal to 1.15 times the aggregate number of EMC Shares issuable upon exercise of the EMC Options. It is anticipated that the Effective Date of the Arrangement will be as soon as possible after receipt of all regulatory and court approvals and is expected to be on or about August 10, 2007.

A copy of the Combination Agreement is incorporated by reference into and forms an integral part of this Circular. EMC Securityholders are encouraged to read the Combination Agreement in its entirety as it is the principal agreement that governs the Arrangement. The Combination Agreement may be found at www.sedar.com. For a summary of the principal provisions of the Combination Agreement, see “The Combination Agreement and Related Agreements”.

Recommendation of the EMC Board

After considering the recommendation of the Special Committee and the fairness opinion of GMP Securities L.P. (“GMP”), the EMC Board has unanimously concluded that the Arrangement is fair to, and in the best interests of, EMC and EMC Securityholders, and unanimously recommends that the EMC Securityholders vote in favour of the Arrangement. See “The Arrangement — Approval and Recommendation of the EMC Board”.

Benefits of the Arrangement

In the course of their evaluation of the Arrangement, the Special Committee and the EMC Board consulted with EMC’s senior management, legal counsel and financial advisors, reviewed a significant amount of information in respect of Uranium One, and considered a number of factors including, among others, the following:

•                  Significant Premium to EMC Securityholders.  Uranium One has offered EMC Securityholders a significant premium to the trading price of the EMC Shares. The consideration to be received by EMC

Shareholders under the Arrangement represents a premium of approximately 28 percent based on the volume-weighted average price of EMC Shares and the Uranium One Shares on the TSX, in each case for the 20 trading days ended May 17, 2007 (being the day prior to EMC’s announcement that it had entered into exclusive negotiations with respect to a potential sale of the Company).

•                 Anticipated Benefits from Owning Shares in the Combined Company. Holding shares in the Combined Company resulting from the Arrangement is expected by the EMC Board to result in a number of benefits to EMC Securityholders. The Combined Company is expected to have the following attributes:

•                  Uranium One becoming a significant uranium company in terms of mineral reserves and resources, geographic diversification of assets, uranium mining technical capabilities, market capitalization, trading liquidity, international shareholder base and financial strength.

•                  A presence in the five largest uranium resource jurisdictions in the world, being Australia, Kazakhstan, Canada, the United States, and South Africa.

•                  Approximately one-third of total resources, including historical resources and Russian P1 resources, in each of the United States, Kazakhstan and South Africa, is expected to provide the foundation for potential production which will be diversified by geography and mining method.

•                  Industry leading capabilities in ISR and conventional mining technologies.

•                  A strong balance sheet to finance development of the asset portfolio, having approximately US$469 million in cash.

•                 Continued Participation by EMC Shareholders in the assets of EMC and participation in the assets of Uranium One. EMC Shareholders, through their ownership of shares of the Combined Company, will continue to participate in any increase in the value of EMC’s uranium projects and will also benefit from the assets of Uranium One and the Combined Company. EMC Shareholders will hold approximately 21 percent of the issued Uranium One Shares after completion of the Arrangement.

•                 Continuity at the Board and Management Levels of the Combined Company. The board of directors of the Combined Company will, at the Effective Time, consist of eleven persons, two of whom will be nominees of EMC and nine of whom will be existing directors of Uranium One. All the current officers of Uranium One are expected to remain with the Combined Company following the Arrangement. Subject to final negotiation, Paul Matysek, the current President and CEO of EMC, is expected to be Executive Vice-President, Americas of the Combined Company, and Dennis Stover, the current Chief Operating Officer of Energy Metals Corporation (US), is expected to be Senior Vice-President, Americas of the Combined Company. William Sheriff, the current Vice-President of Corporate Development and Chairman of the EMC Board, will be one of two EMC appointees to the Uranium One Board, and William Lupien will be appointed as a director of Aflease Gold Limited, a JSE listed company of which Uranium One owns approximately 68% of the outstanding shares. See “The Combined Company After The Arrangement — Directors and Officers of the Combined Company”.

•                 The EMC Board believes that Uranium One represents a complementary strategic fit for EMC. Combining the assets of EMC with those of Uranium One results in the creation of a uranium company with a globally diversified resource footprint and expertise in conventional mining and ISR operations.

See “Forward-Looking Statements” and “The Arrangement — Benefits of the Arrangement.”

Fairness Opinion

In connection with the Arrangement, the Special Committee received a written opinion dated June 3, 2007 from GMP, financial advisor to EMC, which states that, based upon and subject to the various matters described or referred to in the Fairness Opinion and such other factors as GMP considered relevant, the Arrangement is fair, from a financial point of view, to the EMC Shareholders as at June 3, 2007. EMC Securityholders are urged to, and should, read the full text of the Fairness Opinion, which is attached as Appendix ”D”to this Circular, for a complete description of the factors considered, the assumptions made and the limitations on the review undertaken by GMP in rendering the Fairness Opinion.

GMP has consented to the inclusion in this Circular of the Fairness Opinion and the information included herein related to GMP and the Fairness Opinion. The Fairness Opinion addresses only the fairness of the consideration offered to the EMC Shareholders under the Arrangement from a financial point of view and does not constitute a recommendation to any EMC Securityholder as to how to vote at the Meeting.

Risk Factors

EMC and Uranium One are publicly-listed companies involved in the mining and mineral exploration industry. There are a number of risks relating to the mining and mineral exploration industry generally and to EMC and Uranium One specifically as well as risks relating to the Arrangement. EMC Securityholders should carefully consider such risk factors.

See “Risk Factors”.

Non-Solicitation/Superior Proposals

In the Combination Agreement, EMC has agreed not to, directly or indirectly, participate in any substantive discussions or negotiations with any person regarding an Acquisition Proposal. Nonetheless, the EMC Board is permitted to consider and accept a Superior Proposal under certain conditions. Uranium One is entitled to a five Business Day period within which to exercise a right to match any Superior Proposal. If the Board accepts a Superior Proposal, EMC may be required to pay a Break Fee to Uranium One. See “The Combination Agreement and Related Agreements — Non-Solicitation Covenants of EMC”.

Conditions to the Arrangement Becoming Effective

Completion of the Arrangement is subject to a number of conditions being fulfilled on or before the Effective Date, including the principal conditions described below.

Securityholder Approval

In order to become effective, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by EMC Securityholders voting together as a class, present in person or represented by proxy and entitled to vote at the Meeting. In addition, the TSX requires that a majority of the votes cast by EMC Shareholders at the Meeting approve the Arrangement Resolution.

On June 21, 2007, the directors and senior officers of EMC, as a group, beneficially owned, or had voting control or direction over, 4,208,459 EMC Shares and 5,050,500 EMC Options, resulting in their holding an aggregate of approximately 9.9 percent of the number of votes to be cast at the Meeting. Such directors and officers hold in the aggregate approximately 4.9 percent of the outstanding EMC Shares and 66.8 percent of outstanding EMC Options, and have entered into agreements with Uranium One under which they have, in their capacities as shareholders of EMC, agreed to support the Arrangement by, among other things, voting their EMC Shares and EMC Options in favour of the Arrangement at the Meeting.

Court Approval

The Arrangement requires Court approval under the Act. In addition to this approval, the Court will be asked for a declaration following a court hearing that the Arrangement is fair to the EMC Securityholders. Prior to the mailing of this Circular, EMC obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters related to the Meeting. Following approval of the Arrangement Resolution by EMC Securityholders at the Meeting, EMC will make application to the Court for the Final Order at 9:45 a.m. (Vancouver time) on August 3, 2007 at the Courthouse, 850 Smithe Street, Vancouver, British Columbia. Stikeman Elliott LLP, counsel to EMC, has advised that, in deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to EMC Securityholders.

Regulatory Approval

The Arrangement is subject to the approval of certain regulatory authorities, including the Commissioner of Competition under the Competition Act and the Committee on Foreign Investment in the United States under the 1988 Exon-Florio Amendment to the U.S. Defense Production Act of 1950. The Arrangement is also subject to stock exchange approval of the issuance of the Uranium One Shares to be issued and made issuable pursuant to the Arrangement, and the TSX has given its conditional approval of the listing of such Uranium One Shares.

See “Regulatory Matters”.

Other Conditions to Closing

The Combination Agreement provides that the obligations of the parties to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of certain conditions precedent, each of which may only be waived by the mutual consent of EMC and Uranium One. These conditions include:

(a)                                  holders of no more than 10 percent of the EMC Shares having exercised their Dissent Rights;

(b)                                 there cannot be any order made by a court or Government Entity preventing the completion of the Arrangement;

(c)                                  the representations and warranties of EMC and Uranium One shall be true and correct in all material respects as of the Effective Date;

(d)                                 the Effective Date having occurred on or before November 30, 2007; and

(e)                                  all Appropriate Regulatory Approvals having been obtained.

The Combination Agreement also provides that the respective obligations of EMC and Uranium One to complete the Arrangement are subject to the satisfaction or waiver of certain additional conditions precedent, including, during the Pre-Effective Date Period, there having been no change, condition, effect, event or occurrence which, in the reasonable judgment of a party, has or is reasonably likely or expected to have, a Material Adverse Effect on the other party, the Arrangement or the Combined Company which will result from the completion of the Arrangement.

See “The Combination Agreement and Related Agreements — Conditions to Closing”.

Termination of the Combination Agreement

EMC and Uranium One may agree in writing to terminate the Combination Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either party may terminate the Combination Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See “The Combination Agreement and Related Agreements — Termination”.

Break Fee

The Combination Agreement provides that EMC will pay to Uranium One a termination fee of $55,000,000 in certain circumstances, including if the Combination Agreement is terminated by EMC in connection with its acceptance of a Superior Proposal. The amount of this termination fee was determined with reference to the market capitalization of EMC on the date of the announcement of the Arrangement and the amount of the termination fee as a percentage of transaction value in similar transactions. See “The Combination Agreement and Related Agreements — Break Fee and Reimbursement of Expenses”.

Certain Canadian Federal Income Tax Considerations

Shareholders in jurisdictions other than Canada should be aware that the disposition of the EMC Shares and the acquisition of the Uranium One Shares by them as described herein may have tax consequences both in their home jurisdictions and in Canada. Except for the information contained in this Circular under the heading “Certain U.S. Tax Considerations for U.S. EMC Securityholders”, the non-Canadian tax consequences for EMC

Shareholders who are resident in, or citizens of, jurisdictions other than Canada are not described herein. Accordingly, such EMC Shareholders are urged to consult their own tax advisors.

EMC Optionholders should be aware that the disposition of EMC Options may have tax consequences both in Canada and elsewhere. EMC Optionholders are referred to the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations”, which contains a general summary of certain Canadian federal income tax considerations in respect of the Arrangement which EMC Optionholders described therein should consider in light of their own particular circumstances. EMC Optionholders who did not receive their EMC Options in respect of their employment with EMC or a Subsidiary of EMC are strongly cautioned that the tax consequences to them of the Arrangement may be materially and adversely different than those described in this Circular. All EMC Optionholders are urged to consult their own tax advisors with respect to the tax consequences to them of the Arrangement.

EMC Shareholders Resident in Canada

Generally, an EMC Shareholder who is resident in Canada for the purposes of the Tax Act, who deals at arm’s length with Uranium One, who holds EMC Shares as capital property and who exchanges EMC Shares for Uranium One Shares under the Arrangement will, unless the EMC Shareholder chooses to recognize any capital gain or capital loss otherwise arising from such exchange, be deemed to have disposed of the EMC Shares for proceeds of disposition equal to the EMC Shareholder’s adjusted cost base in respect of such EMC Shares immediately before the exchange and to have acquired the Uranium One Shares received in exchange therefor at a cost equal to such proceeds of disposition.

EMC Shareholders Not Resident in Canada

Generally, an EMC Shareholder who is not resident in Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of the exchange of their EMC Shares for Uranium One Shares under the Arrangement.

Certain U.S. Income Tax Considerations

Residents of the United States

Generally, the Arrangement should qualify as a tax-free reorganization under U.S. federal income tax rules, with the result that an EMC Shareholder who is a U.S. citizen or resident, or otherwise subject to U.S. federal income taxation, who holds the EMC Shares as capital assets and who exchanges EMC Shares for Uranium One Shares under the Arrangement should not be subject to U.S. federal income taxation as a result of the Arrangement. Notwithstanding this general rule of nontaxability, U.S. EMC Shareholders may be subject to U.S. federal income tax as a result of the Arrangement under the rules of Section 367 or the passive foreign investment company (“PFIC”) provisions of the Internal Revenue Code (the ”Code”). In addition, U.S. EMC Optionholders may be subject to U.S. federal income tax as a result of the Arrangement under the PFIC rules. EMC Securityholders are urged to consult their own tax advisors.

The foregoing is a brief summary of Canadian and United States federal income tax consequences only. EMC Securityholders should read carefully the information in the Circular under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Tax Considerations for U.S. EMC Securityholders” which together qualify the summary set forth above.

All EMC Securityholders are urged to consult their own tax advisors to determine the particular tax consequences to them of exchanging EMC Shares for Uranium One Shares and exchanging EMC Options for Uranium One Options, under the Arrangement.

Dissent Rights

The Interim Order provides that each Registered Shareholder will have the right to dissent and to have his or her EMC Shares cancelled in exchange for a cash payment from EMC equal to the fair value of his or her EMC Shares as of the day of the Meeting. In order to validly dissent, any such Registered Shareholder must not vote any of his or her EMC Shares in favour of the Arrangement Resolution, must provide EMC with written objection to the Arrangement by 4:00 p.m. (Vancouver time) on July 27, 2007, and must otherwise comply with the Dissent Procedures provided in the Interim Order. See “Dissent Rights”.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“Acquisition Proposal”

means any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization liquidation, dissolution, share exchange, sale of assets representing more than 25% of the book value of the assets of EMC and its Subsidiaries, taken as a whole, any purchase or sale of shares or other securities of EMC or any of its subsidiaries or rights or interest therein or thereto representing more than 25% of the voting power of the share capital of EMC or any of its Subsidiaries which hold more than 25% of the book value of the assets of EMC and its Subsidiaries, taken as whole, or similar transactions involving EMC and/or such Subsidiaries, excluding the Arrangement.

“Act”	means the Business Corporations Act (British Columbia), as amended.

“Affiliate”	has the meaning attributed to that term in the Act.

“Aflease Gold”	means Aflease Gold Limited.

“AIF”	means Annual Information Form.

“Applicable Laws”

means all laws, statutes, codes, ordinances, decrees, rules, regulations, bylaws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a person or its business, undertaking, property or securities.

“Appropriate Regulatory Approvals”

means those sanctions, rulings, consents, orders, exemptions, permits, waivers, certificates, letters and other approvals (including the expiry of a prescribed time under a statute or regulation that states that a transaction may not be implemented until a prescribed time expires following the giving of notice) of Governmental Entities or self-regulatory organizations, as set out in Schedule H to the Combination Agreement.

“Arrangement”

means an arrangement involving Uranium One and EMC to be effected under the provisions of section 288 of the Act on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement, the Combination Agreement or made at the direction of the Court in the Final Order.

“Arrangement Resolution”	means the special resolution of the EMC Securityholders, voting as a single class, to approve, with or without amendment, the Arrangement in the form of Appendix ”A” attached hereto.

“BMO Capital Markets”	means BMO Nesbitt Burns Inc., financial advisors to Uranium One.

“Break Fee”	means a cash fee of $55,000,000.

“Break Fee Event”

means any of the events under which EMC is required to pay to Uranium One the Break Fee, as described under the heading “The Combination Agreement and Related Agreements — Break Fees and Reimbursement of Expenses” in this Circular.

“Business Day”	means, in the context of the Meeting, a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver,

British Columbia, and for purposes of the Combination Agreement means a day, other than Saturday, Sunday or a statutory or civic holiday in Johannesburg, South Africa, or Vancouver, British Columbia, Canada.

“CBCA”	means the Canada Business Corporations Act, as amended.

“CIM”	means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Circular”	means, collectively, the Notice of Meeting and this Management Information Circular of EMC, including all appendices hereto, sent to EMC Securityholders in connection with the Meeting.

“Combination Agreement”	means the Combination Agreement dated June 3, 2007 between Uranium One and EMC, as amended from time to time.

“Commissioner of Competition”	means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.

“Competition Act”	means the Competition Act (Canada) and the regulations promulgated thereunder, as amended.

“Competition Tribunal”	means the Competition Tribunal established under the Competition Tribunal Act (Canada), as amended.

“Combined Company”	means Uranium One after the Arrangement.

“Confidentiality Agreement”	means the confidentiality agreement dated January 11, 2007 between EMC and Uranium One.

“Court”	means the Supreme Court of British Columbia.

“Depositary”	means Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

“Dissent Procedures”	means the dissent procedures described under the heading “Dissent Rights”.

“Dissent Rights”	means the rights of dissent in respect of the Arrangement contemplated in Section 4.1 of the Plan of Arrangement and provided for in the Interim Order.

“Dissenting EMC Shareholder”	means a Registered Shareholder who complies with the Dissent Procedures.

“Dominion”	means Uranium One’s Dominion Uranium Project located in North West Province, Republic of South Africa.

“Effective Date”

means the date upon which all of the conditions to the completion of the Arrangement have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered under the Combination Agreement have been delivered to the satisfaction of EMC or Uranium One, as the case may be, acting reasonably, or such other date as EMC and Uranium One may agree.

“Effective Time”	means 2:00 p.m. (Vancouver time) on the Effective Date.

“EMC”	means Energy Metals Corporation, a company existing under the laws of British Columbia.

“EMC Board”	means the board of directors of EMC.

“EMC Contingent Share Agreement”	means any agreement, other than an EMC Option or an EMC Warrant, pursuant to which EMC is or may be required to issue EMC Shares.

“EMC Contingent Share Rights”	means the contingent right to acquire EMC Shares pursuant to an EMC Contingent Share Agreement.

“EMC Contingent Share Right Holders”	means holders of EMC Contingent Share Rights.

“EMC Optionholders”	means holders of EMC Options.

“EMC Options”	means all stock options to acquire EMC Shares, outstanding immediately prior to the Effective Time, whether vested or unvested,

(a) issued pursuant to the EMC Stock Option Plan, or

(b) originally issued by Quincy Energy Corp. (formerly Quincy Gold Corp.) as options to purchase stock of Quincy Energy Corp., and assumed by EMC pursuant to an agreement and plan of merger between EMC and Quincy Energy Corp. dated as of March 9, 2006, as amended April 5, 2006 and June 28, 2006, and continuing to be governed by the terms of the Quincy Gold Corp. Amended 2003 Key Employee Stock Option Plan.

“EMC Securities”	means EMC Shares and EMC Options.

“EMC Securityholders”	means the EMC Shareholders and the EMC Optionholders.

“EMC Shareholders”	means the Registered Shareholders and the beneficial owners of EMC Shares.

“EMC Shares”	means the common shares in the capital of EMC.

“EMC Stock Option Plan”	means the Amended and Restated Stock Option Plan of EMC dated for reference December 11, 2003, as amended November 22, 2004, November 17, 2005, April 11, 2006 and June 9, 2006.

“EMC Warrants”	means all unexercised warrants to acquire EMC Shares, issued

(a) pursuant to a brokered private placement on April 6, 2006,

(b) pursuant to a brokered private placement on April 13, 2006,

(c) as agent’s compensation on April 6, 2006, or

(d) as finder’s fee warrants on April 13, 2006.

“EMC Warrantholders”	means holders of EMC Warrants.

“Fairness Opinion”

means the opinion of GMP to the Special Committee dated June 3, 2007 as to the fairness, from a financial point of view, to the EMC Shareholders of the Arrangement, a copy of which is attached as Appendix ”D” to this Circular.

“Final Order”

means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the parties, acting reasonably) on appeal.

“GAAP”	means generally accepted accounting principles approved by the appropriate governing body of the relevant jurisdiction.

“GMP”	means GMP Securities L.P., financial advisor to EMC.

“Governmental Entity”

means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing, or (c) any self-regulatory authority or stock exchange, (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder Support Agreements”

means support and lock up agreements between Uranium One and certain EMC Shareholders, pursuant to which such EMC Shareholders agree to support the Arrangement and accept or vote in favour of the Arrangement.

“Honeymoon”	means Uranium One’s Honeymoon Uranium Project located in South Australia.

“Indicated Mineral Resources”	has the meaning ascribed to that term by the CIM, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

“Inferred Mineral Resources”	has the meaning ascribed to that term by CIM, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

“Interim Order”	means the interim order of the Court in respect of the Arrangement dated June 25, 2007, as varied and restated on June 28, 2007, a copy of which is attached hereto as Appendix ”C”.

“ISR”

means in situ leach recovery, a method of uranium mining that uses an acid or alkaline solution that is pumped underground to recover uranium minerals out of the ore and is pumped back to the surface for further processing.

“JSE”	means JSE Limited, the Johannesburg Stock Exchange.

“Kingsdale”	means Kingsdale Shareholder Services Inc., which has been engaged by EMC to assist EMC with proxy solicitation in connection with the Meeting.

“Letter of Transmittal”

means the letter of transmittal sent to Registered Shareholders (printed on green paper) with this Circular which, when duly completed and returned with a certificate for EMC Shares and all other required documents, will enable the holder thereof to exchange such certificate or certificates for a certificate or certificates for Uranium One Shares.

“Management Support Agreements”

means the agreements dated June 3, 2007 between Uranium One and each of the directors and officers of EMC, pursuant to which the directors and certain of the officers agree to (a) support the Arrangement and to irrevocably accept or vote in favour of the Arrangement, and (b) acknowledge the provisions of Rule 145 under the U.S. Securities Act.

“Material Adverse Effect”

means, in respect of either EMC or Uranium One, any change (including a decision to implement a change made by the directors or senior management of either EMC or Uranium One or any of their respective Subsidiaries), effect, event or occurrence which has, or would reasonably be expected to have, a material adverse effect on the business, affairs, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of either EMC or Uranium One, as the case may be, and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence relating to: (a) the global economy or securities markets in general; (b) the price of uranium expressed in United States dollars; (c) the rate at which Canadian dollars or United States dollars can be changed for any foreign currency; (d) the uranium mining industry in general and not specifically relating to or disproportionately affecting either EMC or Uranium One; and (e) any change in the trading price of the securities of either EMC or Uranium One immediately following and reasonably attributable to the disclosure of the Arrangement.

“Material Subsidiaries”

means: (i) with respect to EMC, Standard Uranium Inc., Western Fuels Inc., Clearwater Resources Inc., URN Resources Inc., URN South Texas Project, Ltd., URN Texas GP, LLC, South Texas Mining Venture, L.L.P.,

Southwest Uranium Inc., Southwest Uranium US Inc., Quincy Energy Corp., Atlas Database Corp., Golden Predator Mines Inc., Golden Predator Mines US Inc., Springer Mining Company, Energy Metals Corporation (US), High Plains Uranium, Inc. (incorporated in New Brunswick), and High Plains Uranium, Inc. (incorporated in Idaho); and (ii) with respect to Uranium One, Uranium One Africa Limited, Uranium One Australia Pty Limited, UrAsia Energy Ltd., UrAsia Energy Holdings Ltd., Deanco Limited, Kazakhstanskaya Investitsionnaya Gruppa Astana LLP, Betpak Dala LLP, UrAsia London Limited, Kyzylkum LLP, Christina Investments Ltd., and UrAsia In Kyrgyzstan LLC.

“Measured Mineral Resources”	has the meaning ascribed to that term by CIM, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

“Meeting”	means the special meeting of the EMC Securityholders (including any adjourned or postponed meeting) to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“NI 43-101”	means National Instrument 43-101 “Standards of Disclosure of Disclosure for Mineral Projects” of the Canadian Securities Administrators.

“Notice of Dissent”	means a written objection to the Arrangement by a Registered Shareholder in accordance with the Dissent Procedures.

“Notice of Meeting”	means the notice to the EMC Securityholders which accompanies this Circular.

“NYSE Arca”	means NYSE Arca Inc., operated by the New York Stock Exchange.

“Plan of Arrangement”

means the plan of arrangement in the form and content of Appendix ”B” attached hereto, as amended, modified or supplemented from time to time in accordance with Section 4(e) of the Combination Agreement and any order of the Court.

“Pre-Effective Date Period”	shall mean the period from and including June 3, 2007 to the Effective Time.

“Probable Mineral Reserves”	has the meaning ascribed to that term by CIM, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

“Proven Mineral Reserves”	has the meaning ascribed to that term by CIM, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

“Public Disclosure Documents”

means, with respect to a party, all forms, reports, schedules, statements (including financial statements and the notes thereto and any auditors’ report thereon) and other documents filed by such party, including any predecessor to, or Subsidiary of, a party, with any applicable Securities Administrator and any applicable stock exchange and which are available to the public.

“Purchased EMC Shares”	means all EMC Shares other than EMC Shares held by Uranium One and its Affiliates or by Registered Shareholders who have validly exercised Dissent Rights.

“Recommendation”

means the recommendation of the EMC Board, given unanimously except for any director who is required by Applicable Law to abstain from voting thereon due to a conflict of interest, that EMC Securityholders approve the Arrangement and vote in favour of approving the Arrangement Resolution.

“Record Date”	means June 21, 2007.

“Registered Shareholder”	means a registered holder of EMC Shares.

“Registrar”	has the meaning attributed to that term in the Act.

“Registration Statement”

means the Form F-80 registration statement that will be filed by Uranium One with the SEC under the U.S. Securities Act, of which this Circular will form a part, registering the Uranium One Shares to be issued by Uranium One to the EMC Shareholders, in exchange for the EMC Shares, on the Effective Date pursuant to the Arrangement.

“SEC”	means the United States Securities and Exchange Commission.

“Securities Administrators”	means, collectively, (a) the securities regulators in each of the provinces of Canada, and (b) the SEC and any state securities commission.

“SEDAR”	means the System for Electronic Document Analysis and Retrieval which can be accessed online at www.sedar.com.

“Special Committee”	means the committee of independent directors of EMC established by the EMC Board on May 10, 2007 to review and negotiate the terms of a combination with Uranium One.

“Subsidiary”

means, in respect of either EMC or Uranium One, another body corporate if that party controls it, directly or indirectly through another body corporate which that party also controls, including EMC’s and Uranium One’s Material Subsidiaries.

“Superior Proposal”

means an unsolicited bona fide written Acquisition Proposal in respect of EMC which the EMC Board receives after June 3, 2007 but before the date on which the Arrangement Resolution is passed and which it determines in good faith, after consultation with its financial advisors and after receiving written advice from counsel that it would be inconsistent with its fiduciary duties under Applicable Laws not to consider such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction: (A) more favourable to its shareholders than the Arrangement; (B) having consideration with a value per EMC Share equal to at least 105 percent of the value per EMC Share provided by the Arrangement (as it may be amended under Section 18 of the Combination Agreement); (C) that is reasonably capable of being completed within a reasonable period of time; and (D) which is not contingent upon financing.

“Support Agreements”	means the Holder Support Agreements and the Management Support Agreements.

“Tax Act”	means the Income Tax Act (Canada), as amended.

“TSX”	means the Toronto Stock Exchange.

“U3O8”	means tri-uranium octoxide.

“Uranium One”	means Uranium One Inc. (formerly sxr Uranium One Inc.), a company existing under the CBCA.

“Uranium One Board”	means the board of directors of Uranium One.

“Uranium One Debentures”	means the 4.25 percent convertible unsecured subordinated debentures issued by Uranium One and due December 31, 2011.

“Uranium One Options”	means stock options to acquire Uranium One Shares.

“Uranium One Shareholders”	means the holders of Uranium One Shares.

“Uranium One Shares”	means common shares without par value in the capital of Uranium One.

“Uranium One Stock Option Plan”	means the stock option plan of Uranium One in effect on the date hereof.

“U.S. Exchange Act”	means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act”	means the United States Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This Circular and some of the documents incorporated into this Circular by reference, contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the applicable Canadian securities legislation (forward looking information and forward looking statements being collectively herein after referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These statements include but are not limited to:

•       estimates of the future prices of uranium and gold;

•       the estimation of NI 43-101 compliant mineral reserves and mineral resources, historical resources, and mine life;

•       estimates of the timing and amount of future uranium or gold production;

•       statements as to the projected development of certain ore deposits, including estimated future production and operating costs, capital expenditures, exploration expenditures, royalties and other expenses for specific operations;

•       statements as to the nature and type of permits required to bring mineral projects into production and the timelines required to obtain such permits;

•       statements as to exploration, mining and development risks;

•       statements as to the value of currencies in which EMC and Uranium One incur expenditures or are expected to generate revenue, including the Canadian dollar, United States dollar, South African rand, Kazakhstani tenge and Australian dollar;

•       statements as to the requirements for additional capital, and the timing of such requirements;

•       statements as to the costs of future environmental compliance including reclamation and rehabilitation costs;

•       statements made in, and based upon, the Fairness Opinion;

•       statements relating to the size of the combined businesses of EMC and Uranium One;

•       statements relating to the financial strength of the Combined Company and its enhanced access to the capital markets;

•       statements relating to the timing and completion of the proposed transaction and the potential benefits thereof;

•       statements relating to the future activities of and developments related to EMC and Uranium One prior to the Effective Time and the Combined Company after the Effective Time, market position, and future financial or operating performance of Uranium One, EMC and the Combined Company; and

•       statements based on the pro forma financial statements attached as Appendix ”E”to this Circular.

Forward looking statements can typically be identified by the use of words and phrases such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause EMC’s, Uranium One’s, and the Combined Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, amongst others, the following:

•       the actual price of uranium and gold, including the demand for, and supply of, such commodities;

•      discrepancies between actual and estimated production, between actual and estimated mineral resources and mineral reserves, and between actual and estimated metallurgical recoveries;

•    ability to convert NI 43-101 compliant mineral resources and historical mineral resources into NI 43-101 compliant mineral reserves and to bring such reserves into production;

•      changes to the cost of commencing production and the time when production commences, and actual ongoing operating costs;

•      the occurrence of risks associated with the development and commencement of mining operations;

•      unforeseen or changed regulatory restrictions, requirements and limitations, including environmental regulatory restrictions and liability and permitting restrictions;

•      the failure to obtain governmental approvals, consents and waivers and fulfill contractual commitments, and the need to obtain new or amended licences and permits;

•      unforeseen changes in the costs of material inputs, including, fuel, steel and other construction materials;

•      the impact of competition for mineral projects;

•      the loss of key employees; and

•      the loss of, or defective title to exploration and mining claims, rights, leases or licences.

as well as those factors discussed herein under “Risk Factors”, in the section entitled “Description of Business — Risk Factors” in EMC’s AIF for the year ended June 30, 2006 which is incorporated by reference herein, in the section entitled “Risk Factors” in Uranium One’s AIF for the year ended December 31, 2006, which is incorporated by reference herein, and in the section titled “Risk Factors” in the UrAsia Energy Ltd. AIF which is incorporated by reference herein, or in the other documents incorporated by reference herein.

Although each of EMC and Uranium One has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are based upon beliefs, estimates and opinions at the time they are made and neither EMC nor Uranium One undertakes any obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change. Neither EMC nor Uranium One can provide any assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

No person is authorized to give any information or to make any representation not contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an order to sell, or a solicitation of an order to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an order or solicitation is not authorized or in which the person making such order or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an order or solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

CAUTIONARY NOTE TO EMC OPTIONHOLDERS REGARDING TAX CONSIDERATIONS

EMC Optionholders should be aware that the disposition of EMC Options may have tax consequences both in Canada and elsewhere. EMC Optionholders are referred to the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations”, which contains a general summary of certain Canadian federal income tax considerations in respect of the Arrangement which EMC Optionholders described therein should consider in light of their own particular circumstances. EMC Optionholders who did not receive their EMC Options in respect of their employment with EMC or a Subsidiary of EMC are strongly cautioned that the tax consequences to them of the Arrangement may be materially and adversely different than those described in this Circular. All EMC Optionholders are urged to consult their own tax advisors with respect to the tax consequences to them of the Arrangement.

CAUTIONARY NOTE TO EMC SECURITYHOLDERS IN THE UNITED STATES

EMC is a company existing under the laws of the Province of British Columbia. Uranium One is a company existing under the federal laws of Canada. The Uranium One Shares to be issued to the EMC Shareholders under the Arrangement will be registered under the U.S. Securities Act pursuant to the Registration Statement. The Uranium One Shares issued to EMC Shareholders who are not affiliates of either company prior to the Effective Time will be freely tradeable in the United States. Under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer. Uranium One Shares issued to affiliates will be subject to certain restrictions on trading under Rule 145(c) and Rule 144 of the U.S. Securities Act. See “Securities Laws Considerations — U.S. Securities Laws”. Investors should also note that unlike EMC Shares, Uranium One Shares are not listed for trading on any U.S. exchange or trading market. Accordingly, while Uranium One Shares held by non-affiliates may be freely tradeable and Uranium One Shares held by affiliates may be traded subject to certain restrictions, there is no trading market in the United States for Uranium One Shares at the present time and none is expected to develop in the future. Thus, holders of Uranium One Shares likely will have to trade such shares on the TSX or the JSE. The Uranium One Shares to be issued to holders of EMC Options assumed by Uranium One in the Arrangement will not be included in the Registration Statement. Provided that Uranium One remains a “foreign private issuer” as such term is defined in Regulation S under the U.S. Securities Act, such Uranium One Shares will, if issued outside the United States under Regulation S, be issued free of U.S. Securities Act restrictions except for customary restrictions on affiliates. Otherwise, such Uranium One Shares will be “restricted securities” as defined in Rule 144 under the U.S. Securities Act, and, accordingly, may only be resold in the United States pursuant to registration or an exemption or exclusion from registration under the U.S. Securities Act and certain state securities laws or outside the United States pursuant to an exemption or exclusion from registration, such as that provided by Regulation S under the U.S. Securities Act.

The solicitation of proxies and the transaction contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. EMC is a “foreign private issuer” as such term is defined under Rule 3b-4 of the U.S. Exchange Act. As a result, despite the fact that EMC has U.S.-based shareholders and EMC files reports under the U.S. Exchange Act, the solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of Rule 3a12-3 of the U.S. Exchange Act applicable to proxy solicitations by foreign private issuers. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under the U.S. Exchange Act and U.S. Securities Act. For example, the financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that EMC exists under the laws of the Province of British Columbia and Uranium One exists under the federal laws of Canada, their respective corporate headquarters are located outside the United States, a majority of their respective officers and directors are not citizens or residents of the United States, and, in the case of Uranium One, all or a substantial portion of its assets may be located outside the United States. United States investors may face substantive and procedural barriers to obtaining a judgment against EMC or Uranium One or their respective officers or directors in a Canadian or South African court for violations of U.S. securities laws. Even if such a judgment is obtained, it may be difficult to enforce such judgment against EMC, Uranium One or their respective officers, directors or properties. Finally, liability standards under applicable Canadian and South African laws may differ in material respects from comparable U.S. laws.

The exchange under the Arrangement of EMC Shares for Uranium One Shares and EMC Options for Uranium One Options may have tax consequences under the laws of the United States. Not all of such consequences for EMC Securityholders that are residents of, or citizens of, or otherwise subject to taxation in the United States are described in this Circular. U.S. EMC Securityholders should be aware that EMC may be and may have been in prior taxable years a “passive foreign investment company” (as defined in U.S. Internal Revenue Code Section 1297) (a ”PFIC”), and special U.S. tax rules would apply to U.S. EMC Securityholders who held their EMC Shares during a period when EMC was a PFIC. If U.S. EMC Shareholders or EMC

Optionholders fail to provide the Depositary with the information solicited on a Substitute IRS FormW-9, or fail to certify that they are not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from the payments of Uranium One Shares or Uranium One Options made to U.S. EMC Securityholders (and may be required to sell a portion of such shares or options to fulfill the tax withholding obligation). U.S. EMC Securityholders are solely responsible for determining the tax consequences applicable to their particular circumstances and are urged to consult their tax advisors concerning the Arrangement. No determination has been made as to whether Uranium One or the Combined Company is, or will be, a PFIC.

THE TRANSACTION CONTEMPLATED IN THIS CIRCULAR AND THE SECURITIES ISSUABLE THEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTIONARY NOTE REGARDING USE OF MINING TERMS

This solicitation is being made by a Canadian issuer pursuant to Canadian disclosure requirements, which differ from the requirements applicable to U.S. companies under the U.S. Securities Act and the U.S. Exchange Act. Without limiting the foregoing, this Circular and the documents incorporated by reference herein use the terms “mineral resource,” “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 as amended from time to time. United States readers are cautioned that while the terms “mineral resource,” “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, the SEC does not recognize them. Further, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Readers should also understand that CIM and SEC standards for mineral “reserves” are substantially different. It is the SEC staff’s position that (i) a “final” or “bankable” feasibility study is required to meet the requirements to designate “reserves” under SEC Guide 7, (ii) a historic three-year average price is to be used in any reserve or cash flow analysis to designate reserves, and (iii) to meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities. The disclosure provided in this Circular and the documents incorporated by reference herein may therefore differ substantially from the disclosures made by U.S. companies subject to SEC disclosure standards.

Certain of the documents incorporated by reference in this Circular use the term “historical resources”. Historical resource estimates do not comply with CIM standards under NI 43-101. Historical resource estimates are based on prior data and reports obtained and prepared by previous operators and certain other information, and should not be relied upon. No qualified person (as defined by NI 43-101) has done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Neither EMC nor Uranium One has completed the work necessary to verify the classification of the mineral resource estimates. Neither EMC nor Uranium One is treating the historical estimates as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101. Properties containing historical resource estimates will require further evaluation. Historical estimated resources referred to herein as Russian P1 resources are derived from third party documents. Although Russian P1 resources do not meet CIM standards for mineral resource and reserve definitions, they are considered relevant because Uranium One’s experience with similar types of deposits in Kazakhstan has demonstrated that the P1 resources can be reclassified as inferred resources through additional drilling. However, there is less confidence attributed to a P1 resource since a P1 resource is estimated on the basis of a lower drill density than an inferred resource.

CURRENCY

Unless otherwise indicated herein, all references to currency in this Circular are to Canadian dollars. US$ means United States dollars, “R” or “ZAR” means South African rand and “£” means British pounds.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of EMC for use at the Meeting and any adjournments thereof, to be held on July 31, 2007, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. EMC Shareholders are being sent blue proxies and EMC Optionholders are being sent yellow proxies. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. The Company has retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies and expects to pay Kingsdale approximately $80,000 for its services, plus disbursements. All costs of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy (blue for EMC Shareholders and yellow for EMC Optionholders) are the Chairman and the President, respectively, of the Company. AN EMC SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775, by 4:00 p.m. (Toronto time) on July 30, 2007, or, if the Meeting is adjourned or postponed, by 4:00 p.m. (Toronto time) on the Business Day prior to the date to which the Meeting has been adjourned or postponed.

A Registered Shareholder or EMC Optionholder who has given a proxy may revoke it by an instrument in writing executed by the securityholder or by his attorney authorized in writing or, where the securityholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, 1200 - 750 West Pender Street, Vancouver, BC V6C 2T8, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Non-Registered Holders

Only Registered Shareholders and EMC Optionholders, or duly appointed proxyholders of such persons, are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a ”Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an ”Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this Circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)        be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and is to be completed, but not signed, by the Non-Registered Holder and deposited with Computershare Investor Services; or

(b)       more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Voting of Proxies

EMC SHARES AND EMC OPTIONS REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH SECURITIES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE EMC SECURITYHOLDER.

The enclosed form of proxy (blue for EMC Shareholders and yellow for EMC Optionholders) when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value. Registered holders of EMC Shares are entitled to receive notice of or to attend and vote at any meetings of the shareholders of the Company. As at the Record Date, there were 85,535,367 EMC Shares issued and outstanding.

For the purposes of the Meeting, each EMC Shareholder of record at the close of business on the Record Date will be entitled to attend the Meeting in person or appoint a proxy nominee to attend the Meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each EMC Share registered in his/her/its name on the list of shareholders, which is available for inspection during the normal business hours at Computershare Investor Services Inc. and at the Meeting.

As at the Record Date, there were 7,561,817 EMC Options outstanding. For the purposes of the Meeting, each EMC Optionholder whose name is entered on the register of optionholders of EMC at the close of business on the Record Date will be entitled to attend the Meeting in person or appoint a proxy nominee to attend the Meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each EMC Share such EMC Optionholder would receive upon a valid exercise of EMC Options held by that EMC Optionholder.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all EMC Shares except as follows:

Name and Address	Number of Shares	Approximate Percentage of Total Issued Shares

CDS & Co.(1)	46,284,992	54%
Box 1038, Station A, 25 The Esplanade Toronto, Ontario M5W 1G5

Cede & Co.(1)	11,716,329	13.7%
P.O. Box 222, Bowling Green Station New York, NY 10274

Resolute Funds Limited	9,900,000	11.6%
3080 Yonge Street, Suite 5000 Toronto, ON M4N 3N1

(1)          CDS & Co. and Cede & Co. hold EMC Shares as depositories and therefore, although they are Registered Shareholders, do not have voting authority over the EMC Shares that they hold.

Information Contained in this Circular Regarding Uranium One

The information concerning Uranium One contained in this Circular and any documents filed by Uranium One with a Canadian Securities Administrator that are incorporated by reference herein has been taken from or based upon publicly available documents and records on file with Canadian Securities Administrators and other public sources. See the section of this Circular entitled “Information Relating to Uranium One — Incorporation by Reference”. Although EMC has no knowledge that would indicate any statements contained therein relating to Uranium One taken from or based upon such documents and records are untrue or incomplete, neither EMC nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Uranium One taken from or based upon such documents or records, or for any failure by Uranium One to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to EMC.

THE ARRANGEMENT

Background to the Arrangement

The provisions of the Combination Agreement are the result of arm’s length negotiations among representatives of EMC and Uranium One and their respective legal and financial advisors. The following is a summary of the background to the execution of the Combination Agreement.

•       In March of 2006, during the Prospectors and Developers Association meeting, directors and management from EMC (including William Sheriff, Chairman, Paul Matysek, President and CEO, William Lupien, Director and Dennis Stover, Chief Operating Officer of EMC US), met in person in Toronto with management of Uranium One (including Neal Froneman, President and CEO of Uranium One). These initial discussions centered on the objectives of each company to build a uranium production company, where EMC was focused in the United States and Uranium One had an international strategy. The participants did not discuss any intention to combine businesses.

•       Subsequent to further meetings with Uranium One, the Company had introductory discussions with a number of uranium companies with respect to potential joint ventures and business combination opportunities.

•       In December 2006, a representative of the National Bank of Canada contacted the President of EMC to ascertain EMC’s interest in meeting with a number of senior uranium companies that had expressed interest in potential business opportunities with EMC. On December 15, 2006, William Lupien met with Neal Froneman and Chris Sattler in San Francisco to review EMC’s and Uranium One’s respective progress. Mr. Froneman extended an invitation to EMC management to review Uranium One’s operations.

•       In early January 2007, William Lupien and Paul Matysek travelled to Africa to review a number of business opportunities. This trip included a three-day visit to Uranium One’s facilities. On January 11, 2007, EMC and Uranium One signed the Confidentiality Agreement to permit the exchange of non-public information respecting each of them. Following the execution of the Confidentiality Agreement, information facilitating the progression of technical, legal and financial due diligence was exchanged.

•      In early February 2007, William Lupien, William Harris, James Watt and William Sheriff attended the Indaba Minerals Conference in Cape Town, South Africa to develop, assess and review business opportunities in Africa. William Sheriff, William Harris and William Lupien took the opportunity to visit Uranium One’s operations between February 4 and 6.

•       In March of 2007, a Uranium One technical team that was in the U.S. primarily to review the Shootaring Mill and associated mining properties which it had recently agreed to acquire also took the opportunity to visit several properties of EMC as well as assets and properties of other companies.

•       While EMC had not yet had any serious discussions with Uranium One with respect to a potential business combination, in late April 2007 representatives of Uranium One contacted EMC to invite appropriate representatives to meet to determine if EMC was interested in having serious discussions regarding a potential business combination of the two companies. Based on EMC’s desire for growth, and its knowledge of the potential counterparties to such a transaction, management of EMC decided to pursue this opportunity.

•      On May 2 and 3, 2007, directors and management from EMC (consisting of William Sheriff, William Lupien and Paul Matysek) met in person in South Africa with management of Uranium One (including Neal Froneman and Jean Nortier, Executive Vice-President Corporate Affairs of Uranium One) and representatives of BMO Capital Markets. The parties discussed the potential merits of a combination, considered the form and amount of consideration to be paid in a potential business combination, and agreed to further discussions. Mr. Froneman requested that EMC provide Uranium One with exclusivity in negotiations regarding any merger or similar discussions, to which EMC agreed pursuant to an exclusivity agreement.

•       At an EMC Board meeting on May 10, 2007, the EMC Board authorized EMC to engage accounting, financial and legal firms to assist EMC in conducting due diligence in respect of Uranium One and the potential business combination, and discussed potential strategic alternatives and exchange ratios. Also on May 10, 2007, the EMC Board appointed a Special Committee of independent directors, consisting of Messrs. William Lupien (Chair), William Harris and Grayson Hand. The Special Committee was charged with, among other things, the appointment of a financial advisor to provide a fairness opinion. Following consideration of the advice of GMP and information obtained during due diligence, the President and the Special Committee were authorized to continue discussions with Mr. Froneman.

•       On May 10, 2007, the Special Committee engaged GMP as financial advisor.

•      Between May 10, 2007 and June 3, 2007, the parties engaged in negotiations to finalize the commercial terms of the Arrangement and the definitive Combination Agreement.

•       Between May 10, 2007 and June 3, 2007, the Special Committee met by telephone 10 times to receive updates and to direct the negotiation of the terms of the Arrangement.

•      On May 18, 2007, in response to a request from Market Regulation Services Inc., EMC issued a press release in which it indicated that it was in exclusive negotiations with a party regarding the potential acquisition of EMC.

•      On Sunday, June 3, 2007 a final version of the Combination Agreement was agreed upon by EMC and Uranium One, subject to approval of their respective boards.

•                 On Sunday, June 3, 2007, the Special Committee met to review the terms of the final Combination Agreement and received financial and legal advice. The Special Committee recommended to the EMC Board that it approve the Combination Agreement.

•                 On Sunday, June 3, 2007, the EMC Board met and had the benefit of all material documents relating to the Combination Agreement, as well as the advice of its legal and financial advisors. The Special Committee confirmed its recommendation that the Uranium One offer be approved by the EMC Board. The Chairman then invited GMP to present its fairness opinion, and representatives of GMP did so. The Chairman also asked for and received reports from senior management and outside legal advisors. At the conclusion of this meeting, the EMC Board approved the entering into of the proposed Combination Agreement.

•                 The Combination Agreement was then executed by the parties on Sunday, June 3, 2007 and the terms of the transaction were announced in a joint press release issued by EMC and Uranium One prior to the commencement of trading on the TSX on June 4, 2007.

Fairness Opinion

The Special Committee retained GMP to deliver an opinion as to the fairness, from a financial point of view, of the Arrangement to the EMC Shareholders. GMP will receive a fee for providing financial advisory services to EMC in connection with the Arrangement. In addition, EMC has agreed to reimburse GMP for its reasonable out-of-pocket expenses and to indemnify GMP against certain potential liabilities and expenses arising from its engagement.

GMP is a wholly-owned subsidiary of GMP Capital Corp., a publicly listed company on the Toronto Stock Exchange. GMP has offices in Toronto, Calgary, Montreal and Geneva, Switzerland, which provide research, corporate finance advice and services, and engage in trading and investment banking. GMP regularly engages in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engages in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

GMP has delivered the Fairness Opinion to the Special Committee, which states that, based upon and subject to the various matters described or referred to in the Fairness Opinion and such other factors as GMP considered relevant, GMP is of the opinion that as at June 3, 2007, the Arrangement is fair, from a financial point of view, to the EMC Shareholders.

EMC Securityholders are urged to, and should, read the full text of the Fairness Opinion, which is attached as Appendix ”D” to this Circular, for a complete description of the factors considered, the assumptions made and the limitations on the review undertaken by GMP in rendering the Fairness Opinion. GMP has consented to the inclusion in this Circular of the Fairness Opinion and the information included herein related to GMP and the Fairness Opinion. The Fairness Opinion addresses only the fairness of the Arrangement from a financial point of view and does not constitute a recommendation to any EMC Securityholder as to how to vote at the Meeting.

Benefits of the Arrangement

In the course of their evaluation of the Arrangement, the Special Committee and the EMC Board consulted with EMC’s senior management, legal counsel, financial advisors and Uranium One’s senior management, reviewed a significant amount of information in respect of Uranium One, and considered a number of factors including, among others, the following:

•                  Significant Premium to EMC Securityholders.  Uranium One has offered EMC Securityholders a significant premium to the trading price of the EMC Shares. The consideration to be received by EMC Shareholders under the Arrangement represents a premium of approximately 28 percent based on the volume-weighted average price of EMC Shares and Uranium One Shares on the TSX, in each case for the 20 trading days ended May 17, 2007 (being the day prior to the EMC announcement that it had entered into exclusive negotiations with respect to a potential sale of EMC).

•       Anticipated Benefits from Owning Shares in the Combined Company.Holding shares in the Combined Company resulting from the Arrangement is expected by the EMC Board to result in a number of benefits to EMC Securityholders. The Combined Company is expected to have the following attributes:

•      Uranium One becoming a significant uranium company in terms of mineral reserves and resources, geographic diversification of assets, uranium mining technical capabilities, market capitalization, trading liquidity, international shareholder base and financial strength.

•      A presence in the five largest uranium resource jurisdictions in the world, being Australia, Kazakhstan, Canada, the United States and South Africa.

•      Approximately one-third of total resources, including historical resources and Russian P1 resources, in each of the United States, Kazakhstan and South Africa, is expected to provide the foundation for potential production which will be diversified by geography and mining method.

•       Industry leading capabilities in ISR and conventional mining technologies.

•       A strong balance sheet to finance development of the asset portfolio, having approximately US$469 million in cash.

•       Continued Participation by EMC Shareholders in the assets of EMC and participation in the assets of Uranium One. EMC Shareholders, through their ownership of shares of the Combined Company, will continue to participate in any increase in the value of EMC’s uranium projects and will also benefit from the assets of Uranium One and the Combined Company. EMC Shareholders will hold approximately 21 percent of the issued Uranium One Shares after completion of the Arrangement.

•       Continuity at the Board and Management Levels of the Combined Company. The board of directors of the Combined Company will, at the Effective Time, consist of eleven persons, two of whom will be nominees of EMC and nine of whom will be existing directors of Uranium One. All the current officers of Uranium One are expected to remain in place following the Arrangement. Subject to final negotiation, Paul Matysek, the current President and CEO of EMC, is expected to be Executive Vice-President, Americas of the Combined Company, and Dennis Stover, the current Chief Operating Officer of Energy Metals Corporation (US), is expected to be Senior Vice-President, Americas of the Combined Company. William Sheriff, the current Vice-President of Corporate Development and Chairman of the EMC Board, will be one of two EMC appointees to the Uranium One Board, and William Lupien will be appointed as a director of Aflease Gold. See “The Combined Company After The Arrangement — Directors and Officers of the Combined Company”.

•       Uranium One represents a complementary strategic fit for EMC. Combining the assets of EMC with those of Uranium One results in the creation of a uranium company with a globally diversified resource footprint and expertise in conventional mining and ISR operations.

Approval and Recommendation of the EMC Board

The EMC Board, after taking into consideration, among other things, the recommendation of the Special Committee and the Fairness Opinion, has unanimously concluded that the Arrangement is fair to, and in the best interests of, EMC and the EMC Securityholders and has approved the Arrangement and authorized its submission to the EMC Securityholders and to the Court for approval. The EMC Board unanimously recommends that the EMC Securityholders vote in favour of the Arrangement.

Interest of Directors and Executive Officers

EMC Securityholders should be aware that certain Directors and Executive Officers of EMC may have interests in the Arrangement different from, or in addition to, the interests of EMC Securityholders.

Directors

The Directors of EMC hold, in the aggregate, 4,136,959 EMC Shares, representing approximately 4.8% of the EMC Shares outstanding on the Record Date. All of the EMC Shares held by the Directors will be treated in the same fashion under the Arrangement as EMC Shares held by any other EMC Shareholder.

The Directors of EMC hold, in the aggregate, 3,618,000 EMC Options, representing approximately 47.8% of the EMC Options outstanding on the Record Date. All of the EMC Options held by the Directors will be treated in the same fashion under the Arrangement as EMC Options held by every other EMC Optionholder except that the vesting of unvested options will not be accelerated under the Arrangement for Paul Matysek, William Sheriff and William Lupien.

Consistent with standard practice in similar transactions, in order to ensure that the Directors do not lose or forfeit their protection under liability insurance policies maintained by EMC, the Combination Agreement provides for the maintenance of such protection for six years. See “— Indemnification” below.

Executive Officers

The current responsibility for the general management of EMC is held and discharged by a group of six Executive Officers, led by Paul Matysek, the President and Chief Executive Officer of EMC. The Executive Officers of EMC are as follows:

Executive Officer	Position

Paul Matysek	President and Chief Executive Officer
William Sheriff	Chairman and Vice-President Corporate Development
Dennis Stover	Chief Operating Officer
George Lim	Chief Financial Officer
Donna Wichers	Senior Vice-President
Christine Thomson	Corporate Secretary

The Executive Officers of EMC, in the aggregate, hold 3,395,309 EMC Shares representing approximately 3.9% of the EMC Shares outstanding on the Record Date. All of the EMC Shares held by the Executive Officers will be treated in the same fashion under the Arrangement as EMC Shares held by any other EMC Shareholder.

The Executive Officers of EMC, in the aggregate, hold 3,862,500 EMC Options, representing approximately 51.1% of the EMC Options outstanding on the Record Date. All of the EMC Options held by the Executive Officers will be treated in the same fashion under the Arrangement as EMC Options held by every other EMC Optionholder except that the vesting of unvested options will not be accelerated under the Arrangement for Paul Matysek and William Sheriff.

Paul Matysek, Dennis Stover and George Lim provide services to EMC through companies that they control. The Management Services Agreements between EMC and such companies, among other things, provide that (a) management fees will continue to be paid for a period varying from 12 months to 30 months, and (b) any EMC Options will immediately vest and be exerciseable for periods varying from 90 days to one year, if the Management Services Agreements are terminated without just cause following a change of control.

William Sheriff is engaged to provide management services under an agreement that, among other things, provides that (a) management fees will continue to be paid for a period of 24 months and (b) any EMC Options will immediately vest and be exercisable for a period of 6 months, if the agreement is terminated without just cause following a change of control.

Christine Thomson is employed under an agreement that provides that she may terminate the agreement within 30 days of a change of control and be entitled to six months compensation as well as the vesting of all EMC Options which may be exercised for a period of 90 days thereafter.

Completion of the Arrangement will constitute a change of control under the agreements described above.

Further information with respect to the compensation and the financial holdings and interests of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated Executive Officers is contained in EMC’s information circular dated October 27, 2006 with respect to the annual meeting of shareholders held on December 1, 2006, which is incorporated by reference into this Circular.

Special Committee

EMC’s directors appointed the Special Committee consisting of William Lupien, Grayson Hand and William Harris to supervise the negotiation of the Combination Agreement and to make a recommendation to the EMC Board.

Indemnification

The Combination Agreement requires Uranium One to use commercially reasonable efforts to (a) procure prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in EMC’s current insurance policies) for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, or (b) cause to be maintained in effect, for not less than six years following the Effective Time, policies of directors’ and officers’ liability insurance containing substantially the same coverage and containing substantially similar terms and conditions for acts and omissions prior to the Effective Time as is provided under or contained in the policies of the directors’ and officers’ liability insurance maintained by EMC as of June 3, 2007 provided that in the case of (a), the cost shall be no more than 300% of the last annual premium paid prior to June 3, 2007 and, in the case of (b), so long as the annual premium is not in excess of 200% of the last annual premium paid prior to June 3, 2007.

Arrangement Mechanics

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix ”B” to this Circular. Subject to receipt of all required regulatory approvals and approval of the Court, the Arrangement will become effective on the Effective Date, which is anticipated to be on or about August 10, 2007.

Treatment of EMC Shares

Upon the Arrangement becoming effective, each Purchased EMC Share shall be and shall be deemed to be exchanged for 1.15 Uranium One Shares, as follows:

(a)         Uranium One shall acquire each of the Purchased EMC Shares and shall in exchange therefor issue the appropriate number of Uranium One Shares; and

(b)         at the Effective Time, without any further act or formality: (i) the holder of EMC Shares shall cease to be the holder of such EMC Shares and the name of the holder thereof shall be deemed to be removed from the central securities register of EMC; (ii) Uranium One shall be deemed to be the transferee of such EMC Shares, free of any claims or encumbrances, and shall be deemed to be entered in the central securities register of EMC as the holder of each such EMC Share; and (iii) certificates formerly representing Purchased EMC Shares prior to the Effective Time (other than EMC Shares beneficially owned, directly or indirectly, by Uranium One) shall cease to represent such EMC Shares and shall represent only the right to receive the consideration for such EMC Shares in accordance with the terms of the Arrangement.

Fractional Shares

No fractional shares will be issued by Uranium One to holders of EMC Shares. All fractional shares will be rounded down to the nearest whole number and no cash or other payment in lieu of fractional shares will be paid to any such EMC Shareholder.

Treatment of EMC Options

On June 21, 2007 there were EMC Options outstanding which, if fully vested, would entitle their holders to acquire a total of 7,561,817 EMC Shares at prices between $1.27 and $18.29 with various expiry dates until June 1, 2012.

Prior to the Effective Time, EMC will:

(a)       accelerate the vesting of all EMC Options except for (i) those granted after March 1, 2007, and (ii) those held by Paul Matysek, William Sheriff and William Lupien;

(b)         amend the EMC Options so that the vesting of any EMC Options held by any director or officer of EMC who is required to resign upon completion of the Arrangement will be accelerated upon such completion, and will be exercisable until the first to occur of: (i) the original expiry date of the EMC Options; (ii) the first anniversary of such elimination or termination of employment; or (iii) as to any particular grant of EMC Options, the tenth anniversary of such grant of the EMC Options; and

(c)          amend the EMC Options so that the vesting of any EMC Options held by EMC officers who will remain with Uranium One following the Effective Date will be accelerated if, within six months after the Effective Date, their employment is terminated without just cause, and will be exercisable until the first to occur of: (i) the original expiry date of the EMC Options; (ii) the first anniversary of such elimination or termination of employment; or (iii) as to any particular grant of EMC Options, the tenth anniversary of such grant of the EMC Options.

At the Effective Time, each EMC Option outstanding immediately prior to the Effective Time will be exchanged for a Uranium One Option to purchase the number of Uranium One Shares equal to the number of EMC Shares that would have been issuable immediately before the Effecive Time on the exercise of such EMC Option, multiplied by 1.15. The exercise price of the Uranium One Options will be the exercise price of the original EMC Option immediately before the Effecive Time, divided by 1.15. However, to the extent that the replacement of EMC Options with Uranium One Options would result in the issuance of a fraction of a Uranium One Share, then the number of Uranium One Shares subject to such Uranium One Options will be rounded down to the nearest whole number. If the aggregate exercise price payable to acquire the Uranium One Shares under the Uranium One Options includes a fraction of a cent, then such aggregate exercise price will be rounded up to the next whole cent. Otherwise, all terms and conditions of each Uranium One Option issued in exchange for an EMC Option, including as to vesting and expiry, will be the same as the terms of the EMC Option exchanged therefor.

At the Effective Time each certificate formerly representing an EMC Option will, without any further act or formality, be deemed to be cancelled, and each EMC Optionholder will be entitled to receive a replacement certificate or other instrument representing the Uranium One Options for which the EMC Option was exchanged. Uranium One will register and make available, or send by first class mail, instruments representing the issued Uranium One Options to the last address of each former holder of an EMC Option as shown on the books and records of EMC.

Shareholders of Uranium One following the Arrangement

On June 21, 2007, there were 85,535,367 EMC Shares issued and outstanding and 365,186,102 Uranium One Shares issued and outstanding. Assuming that (a) all EMC Warrants are exercised prior to the Effective Time, (b) no Dissent Rights are exercised, and (c) no additional EMC Shares or Uranium One Shares are issued prior to the Effective Time, Uranium One will be issuing a total of 99,791,751 Uranium One Shares and 8,696,089 Uranium One Options under the Arrangement. Assuming that Uranium One issues no additional Uranium One Shares until the Effective Date, upon completion of the Arrangement there will be a total of 464,977,853 Uranium One Shares outstanding, approximately 21 percent of which will be owned by the former EMC Shareholders and approximately 79 percent of which will be owned by Uranium One Shareholders. Based on insider reports in respect of EMC and Uranium One filed to date, no person will have control or direction over more than 10 percent of the outstanding Uranium One Shares upon completion of the Arrangement.

Court Approval

The Arrangement requires Court approval under the Act. In addition to this approval, at the hearing the Court will be asked for a declaration that the Arrangement is fair to the EMC Securityholders. Prior to the mailing of this Circular, EMC obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters related to the Meeting. Following approval of the Arrangement Resolution by EMC Securityholders at the Meeting, EMC will make application to the Court for the Final Order. The Court hearing for the Final Order is currently scheduled for 9:45 a.m. (Vancouver time) on August 3, 2007 at the Courthouse, 850 Smithe Street, Vancouver, British Columbia. Any EMC Securityholder who wishes to appear or be represented and to present evidence or arguments at that hearing may do so. Such persons should consult with their legal advisors as to the necessary requirements.

For further information regarding the court hearing and your rights in connection with the court hearing, see the form of Notice of Petition attached as Appendix ”C” to this Circular. The Notice of Petition will be filed with the Court following the Meeting and will not be served upon anyone. This is your only notice of the Court hearing.

Required Securityholder Approvals

In order to implement the Arrangement, the Arrangement Resolution (a copy of which is attached to this Circular as Appendix ”A”) must be approved by at least two-thirds of the votes cast by EMC Securityholders voting together as a class, present in person or represented by proxy and entitled to vote at the Meeting. In addition, the TSX requires that a majority of the votes cast by EMC Shareholders at the Meeting approve the Arrangement Resolution. The resolution must be passed by the requisite majority in order for EMC to seek the Final Order and implement the Plan of Arrangement on the Effective Date in accordance with the Final Order.

Each of the directors and senior officers of EMC who beneficially owns EMC Shares or EMC Options intends to vote such shares or options in favour of the Arrangement.

TREATMENT OF EMC WARRANTS AND EMC CONTINGENT SHARE RIGHTS

On June 21, 2007 there were 1,240,069 EMC Warrants outstanding which entitled their holders to acquire a total of 1,240,069 EMC Shares at prices between $5.50 and $6.50 with various expiry dates until April 13, 2008. Under the certificates governing such EMC Warrants, if the closing price of EMC Shares exceeds $7.50 for twenty consecutive trading days, EMC may deliver a written notice to the holders of EMC Warrants requiring such EMC Warrants to be exercised within 30 calendar days of delivery of such notice, failing which any unexercised EMC Warrants will be deemed expired. On June 7, 2007, EMC sent a notice to EMC Warrantholders giving them notice that EMC was exercising its right to require exercise of the EMC Warrants, and that if the EMC Warrants were not exercised on or before July 6, 2007, any outstanding EMC Warrants at that date would be deemed expired and no longer valid. Any EMC Warrants still outstanding on July 7, 2007 will be deemed expired on that date, such that on the Effective Date, no EMC Warrants will be outstanding.

GMP, which held 110,000 EMC Warrants with respect to which EMC did not have the right to require exercise, has exercised all its EMC Warrants.

As of June 21, 2007, the EMC Contingent Share Right Holders collectively held contractual rights to acquire up to an aggregate of 1,834,000 EMC Shares. As of the date of this Circular, all of these EMC Contingent Share Right Holders have either signed agreements amending their arrangements such that, or the parties are otherwise satisfied that, after the Effective Date they will no longer receive EMC Shares but will instead receive 1.15 Uranium One Shares for each EMC Share that they would otherwise have been entitled to receive. As a result, following the Effective Date Uranium One will be obligated to issue up to 2,109,100 Uranium One Shares to EMC Contingent Share Right Holders.

THE COMBINATION AGREEMENT AND RELATED AGREEMENTS

The following paragraphs summarize, among other things, the material terms of the Combination Agreement. EMC filed a copy of the Combination Agreement on SEDAR on June 8, 2007 and on the SEC’s EDGAR system on June 11, 2007. EMC Securityholders may obtain a copy of the full text of the Combination Agreement from www.sedar.com or www.sec.gov. EMC Securityholders are urged to read the Combination Agreement in its entirety for a more complete description of the Arrangement.

Effective Date of the Arrangement

After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Combination Agreement, including receipt of all Appropriate Regulatory Approvals (see ”Regulatory Matters”), the Arrangement will become effective on the Effective Date at the Effective Time. It is anticipated that the Effective Date will be on or about August 10, 2007.

Representations and Warranties

The Combination Agreement contains various representations and warranties of EMC and Uranium One relating to, among other things, (i) the corporate existence and organization of EMC and Uranium One and their respective Subsidiaries; (ii) the capitalization of EMC and Uranium One; (iii) the authorization, execution, delivery and enforceability of the Combination Agreement; (iv) the absence of a default under any contract, agreement, license, permit or franchise which would, if terminated due to such a default, cause a Material Adverse Effect on EMC or Uranium One; (v) the absence of certain events with respect to EMC or Uranium One since June 30, 2006, in the case of EMC, and December 31, 2006, in the case of Uranium One; (vi) employment agreements and labour matters; (vii) financial statements; (viii) books and records; (ix) the absence of litigation that, if adversely determined, would reasonably be expected to have a Material Adverse Effect on EMC or Uranium One; (x) environmental matters; (xi) the filing of tax returns and payment of taxes; (xii) pension and employee benefit matters; (xiii) compliance with laws; (xiv) the absence of restrictions on the business activities of EMC and Uranium One and their respective Subsidiaries; (xv) the existence of necessary licenses and permits; and (xvi) the mineral properties and mineral rights held by them.

The foregoing summary is provided for information purposes only. The representations and warranties contained in the Combination Agreement are not, and should not be construed as, representations or warranties by Uranium One or EMC to any EMC Securityholder or other investor.

Covenants of EMC and Uranium One

Business Covenants

In the Combination Agreement, each of EMC and Uranium One agreed, among other things, that until the earlier of the termination of the Combination Agreement or the Effective Time (except as contemplated in the Combination Agreement or Plan of Arrangement), that:

(a)         Each party will consult with the other party, and to provide the other party with a reasonable prior opportunity to review and comment on, any press release or public statement or any filing or other submission to be made with any Governmental Entity with respect to the Combination Agreement or the Arrangement including any filing with any Securities Administrator or stock exchange with respect thereto prior to the release or submission thereto provided, however, that neither party shall be required to provide the other party with documents or portions of documents that relate to such party’s valuation of the Arrangement.

(b)        Each party will consult with the other party prior to issuing any press release or making any announcement regarding its mineral reserves or resources and, subject to Applicable Laws, each party agrees that it will not issue any press release or make any announcement regarding its mineral reserves or resources without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed.

(c)         All requests and enquiries from any Governmental Entity with respect to the Arrangement will be dealt with by the parties in consultation with each other, and the parties will promptly co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity upon being requested to do so by such authority. Furthermore, each party will:

(i)            promptly notify the other party of material written communications which it receives from any Governmental Entity with respect to the Arrangement and provide the other party with copies thereof;

(ii)        permit the other party (or, where appropriate, the other party’s counsel) to review and comment on in advance any proposed material written communications with Governmental Entities with respect to the Arrangement and provide the other party (or, where appropriate, the other party’s counsel) with final copies thereof; provided, however, that neither party will be required to provide the other party with documents or portions of documents that relate to such party’s valuation of the Arrangement or competitively sensitive information concerning the terms of contracts for product sold by either of the parties or current contract negotiations for future product sales by either of the parties, provided that such information may be furnished to the outside advisors of the other party on the basis that such advisors agree to keep such information confidential and not disclose it to their client; and

(iii)     participate in any meeting or discussion which it knows will be substantive (whether in person, by telephone or otherwise) with any Governmental Entity in respect of any material filings, investigation or inquiry concerning the Arrangement unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat (except to the extent that in any such case the Governmental Entity expressly requests that the other party should not be present at the meeting or discussion or part or parts of the meeting or discussion).

(d)         Each party will conduct and will cause each of its Subsidiaries to conduct its and their respective businesses only in the usual, ordinary and regular course of business and consistent with past practice and in accordance with Applicable Laws, and for greater certainty will not and will not allow any Subsidiary to undertake or make any decision or action which could reasonably be expected to have a Material Adverse Effect in respect of the party.

(e)          Neither party will directly or indirectly do or permit to occur any of the following:

(i)           sell, pledge, lease, dispose of, or encumber or agree to or enter into a commitment to sell, pledge, lease, dispose of, or encumber any of its material assets, rights, properties;

(ii)        amend or propose to amend its articles or by-laws (or the equivalent charter or constating documents) or those of any of its Subsidiaries or amend or propose to amend any of the terms of any securities which are exercisable for or convertible or exchangeable into common shares of EMC or Uranium One, as applicable, as they exist on the date hereof;

(iii)    split, combine or reclassify any of the outstanding EMC Shares or Uranium One Shares, as applicable, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the EMC Shares or Uranium One Shares, as applicable;

(iv)    redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on June 3, 2007; or

(v)       reduce its stated capital or the stated capital of any of its Subsidiaries.

(f)           Each party will use commercially reasonable efforts, and will cause its Subsidiaries to use commercially reasonable efforts, to cause its current insurance policies and those of its Subsidiaries, including directors’ and officers’ insurance or reinsurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect.

(g)        Each party will promptly notify the other upon obtaining knowledge of (i) any Material Adverse Effect, or any change, circumstance, occurrence, event, effect or state of facts which could reasonably be expected to result in a Material Adverse Effect or impede the completion of the Arrangement, (ii) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are material, (iii) any breach by it of any provision of the Combination Agreement, and (iv) any event occurring subsequent to June 3, 2007 that would render any representation or warranty of it contained in the Combination Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(h)        Neither party will, and will not permit any of its Subsidiaries (except, in the case of Uranium One, Aflease Gold) to, pay, discharge or satisfy any material claims, liabilities or obligations of it or its Subsidiaries, other than the payment, discharge or satisfaction in the usual, ordinary and regular course of business consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements of it and its Subsidiaries or incurred in the usual, ordinary and regular course of business and consistent with past practice.

(i)            Neither party will, and will not permit any of its Subsidiaries (except, in the case of Uranium One, Aflease Gold) to, waive, release, assign, satisfy, settle or compromise any pending or threatened suit, action or claim against it or any Subsidiary, or any rights or claims relating thereto, which individually or in the aggregate are material to it.

(j)            Neither party will, and will cause each of its Subsidiaries not to, waive, release, assign, satisfy, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Combination Agreement.

(k)         Neither party will, and will not permit any of its Subsidiaries to, take any action, or permit any action to be taken on its behalf, and it will, and will cause its Subsidiaries to, refrain from taking any action which, in either case, if taken, (i) could interfere with or be inconsistent with its obligations under the Combination Agreement, (ii) could reasonably be expected to significantly impede the completion of the Arrangement or (iii) would render any representation or warranty made by it in the Combination Agreement that is qualified as to materiality untrue or any of such representations and warranties that are not so qualified untrue in any material respect.

(l)            Subject to certain exceptions described in the Combination Agreement, neither party will make any change to its accounting practices and policies or those of any of its Subsidiaries.

(m)      Neither party will revalue in any material respect any of its or its Subsidiaries’ assets, including writing up, writing down or writing off the book value of any assets in an amount that in the aggregate would be material to it, except in the usual, ordinary and regular course of business and consistent with past practice or where required for compliance with applicable GAAP.

(n)        Each party will, and will cause each of its Subsidiaries to: (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and all such tax returns will be true, complete and correct in all material respects; (ii) timely pay when due all taxes due and payable by it and provide an adequate reserve in its financial statements for all taxes not yet due and payable, which relate to the periods covered by such financial statements; (iii) timely deduct, withhold and collect all taxes that it is required to deduct, withhold or collect and remit when due all such taxes to the applicable Governmental Entity; (iv) not make, revoke or modify any material election or designation (express or deemed) relating to taxes or to amend any tax return; (v) not make a request for a tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to taxes; (vi) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes; (vii) not change, or make a request to any Governmental Entity to change, in any material respect any of its methods of reporting income or deductions or accounting for tax purposes from those employed in the preparation of its tax return for its most recently completed tax year, except as may be required by Applicable Laws.

(o)        Neither party will, and will cause its Subsidiaries not to, resolve that it or any of its Subsidiaries be wound up, appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for it or any of its Subsidiaries or in respect of the assets or properties of it or any of its Subsidiaries, or permit the making of an order by a court for the winding-up or dissolution of it or any of its Subsidiaries.

Additional EMC Business Covenants

In the Combination Agreement, EMC agreed, among other things, that, except as waived by Uranium One or as contemplated in the Combination Agreement, until the earlier of the Effective Date or the termination of the Combination Agreement, it will:

(a)          not, nor will it allow any Subsidiary to:

(i)           make any commitments in excess of, or enter into any contracts or group of related contracts with a value or aggregate value (as the case may be) in excess of US$25,000,000 without Uranium One’s consent, except that (i) EMC may continue to negotiate contracts for the sale by it of product in the normal course of business without consultation with Uranium One and (ii) EMC may, subject to certain restrictions, negotiate the terms of and enter into binding agreements in respect of a potential acquisition in the United States without Uranium One’s prior consent; or

(ii)        make any voluntary changes to the senior management or senior personnel of EMC or any Subsidiary (except for termination with just cause or replacement of departing personnel);

however, as EMC has mining and exploration projects under development, no action consistent with the current exploration or development plans in respect of a mining project as disclosed in EMC’s Public Disclosure Documents or as otherwise disclosed to Uranium One, will be subject to covenants restricting EMC’s business from the date of the Combination Agreement to the Effective Date;

(b)         not issue (other than pursuant to an EMC Contingent Share Agreement), sell, pledge, lease, dispose of, redeem, purchase or encumber or agree to or enter into a commitment to issue, sell, pledge, lease, dispose of, redeem, purchase or encumber any EMC Shares or EMC Options or any calls, conversion privileges or rights of any kind to acquire any shares, debt securities, derivative securities or other securities of EMC or any of its Subsidiaries except for an offering of securities by Golden Predator Mines Inc. or as otherwise required by the terms of such securities as in effect on June 3, 2007 or pursuant to the exercise of EMC Options, EMC Warrants, convertible debentures or similar securities of EMC which are outstanding on June 3, 2007;

(c)          not, and will cause each of its Subsidiaries not to, make any material decisions or take any material actions with respect to the development of, or commitments to develop, any mining and mineral project without keeping Uranium One fully informed thereof on a timely basis and without having in good faith attempted to achieve a mutual understanding and agreement with Uranium One prior to making any such material decision or taking any such material action, it being recognized and understood that, as EMC has mining and exploration projects under development, no action consistent with the current exploration or development plans in respect of a mining project, as disclosed in EMC’s Public Disclosure Documents or as otherwise disclosed to Uranium One, will be subject to this restriction;

(d)         not (i) incur, assume or prepay, or allow any of its Subsidiaries to incur, assume or prepay, any long-term or short-term debt or issue any debt securities, except for borrowings by EMC or its Subsidiaries under the credit facilities existing on June 3, 2007 in the usual, ordinary and regular course of business and consistent with past practice, and except for the incurrence or increase in obligations solely among EMC and its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for the incurrence or increase in obligations solely among EMC and its Subsidiaries in the usual, ordinary and regular course of business and consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than loans to its Subsidiaries in the usual, ordinary and regular course of business and consistent with past practice); (iv) mortgage or pledge any of its or any of its Subsidiaries’ material assets, tangible or intangible, or create or suffer to exist any material encumbrance thereupon, except for the incurrence or increase in obligations solely among EMC and its Subsidiaries; or (v) permit any of its Subsidiaries to do any of the foregoing.

(e)         not, and will cause each of its Subsidiaries not to, enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments other than transactions involving the buying and selling of U.S. and Canadian dollars or in the usual, ordinary and regular course of business and consistent with past practice;

(f)         not, and will cause each of its Subsidiaries not to, terminate, cancel or request any material change in, or agree to any material change in, any material contract or contractual rights, or enter into any contract that would be a material contract if entered into as of June 3, 2007, which individually or in the aggregate are material to EMC, in either case other than in the usual, ordinary and regular course of business and consistent with past practice;

(g)        not make or agree to make, or permit any of its Subsidiaries to make or agree to make, any capital expenditure, other than capital expenditures that are made in the ordinary course of business consistent with past practice or which are in accordance with EMC’s existing budgets provided to Uranium One prior to June 3, 2007;

(h)        subject to certain agreed-upon exceptions, not, and will cause each of its Subsidiaries not to, enter into, amend or modify any employment or consulting agreements or arrangements with any officers or directors of EMC or any of its Subsidiaries, or enter into, amend or modify any collective bargaining or similar agreements or arrangements with any employees of EMC or any of its Subsidiaries;

(i)            subject to certain agreed-upon exceptions, not, and will cause each of its Subsidiaries not to, except as required by the Combination Agreement, enter into or modify any remuneration terms or its employee benefit plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, severance agreements, deferred or other compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any of its or its Subsidiaries directors, officers, employees, consultants, contractors or agents;

(j)            use commercially reasonable efforts, and cause each of its Subsidiaries to use commercially reasonable efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain existing relationships with suppliers, consultants, joint venture participants, partners, professional advisors, agents, distributors, customers, Governmental Entities and others having business relationships with it and its Subsidiaries;

(k)       to the extent it has knowledge thereof, it will, in all material respects, conduct itself so as to keep Uranium One fully informed as to the material decisions or actions made or required to be made with respect to the operation of its business and that of its Subsidiaries except for competitively sensitive information concerning the terms of contracts for product sold by EMC or current contract negotiations for future product sales by EMC that may be furnished to the outside advisors of Uranium One who agree to keep such information confidential and not disclose it to their client;

(l)          subject only to Section 18 of the Combination Agreement and the fiduciary duties of the EMC Board, make the Recommendation, not take any steps to change or withdraw the Recommendation in a manner adverse to Uranium One or which would impede the completion of the Arrangement, and not make a recommendation to EMC Securityholders not to vote in favour of the Arrangement Resolution and will publicly reaffirm the Recommendation within five Business Days of a request to do so made by Uranium One in the event an actual or proposed Acquisition Proposal in respect of EMC is publicly announced or made aware to EMC Shareholders or EMC Optionholders;

(m)    use commercially reasonable efforts to cause all directors, officers and senior management of EMC with whom EMC has employment or management consulting agreements to execute a waiver, in form and substance satisfactory to Uranium One and its counsel acting reasonably, of:

(i)           all provisions of such employment or management consulting agreements that would alter the respective rights and obligations of EMC and such directors, officers and senior management in the event of a change of control of EMC pursuant to the Arrangement; and

(ii)        all provisions of such employment or management consulting agreements and all provisions of any stock options granted to such directors, officers and senior management that would accelerate the vesting of any stock options granted by EMC to such directors, officers and senior management in connection with the Arrangement;

except insofar as such agreements relate to the vesting of EMC Options;

(n)        use commercially reasonable efforts to cause EMC Contingent Share Right Holders to enter into an amendment to the EMC Contingent Share Agreements in form and substance acceptable to Uranium One, acting reasonably, to the effect that if the Arrangement is completed, such Person shall be entitled to receive, in lieu of such securities, that number of Uranium One Shares that is equal to the number of EMC Shares or common shares of Energy Metals Corporation (US), as applicable, to which such person would have been entitled immediately prior to the Effective Time multiplied by 1.15, including customary securities law representations and covenants;

(o)        use commercially reasonable efforts to cause all of the EMC Warrants to be exercised prior to the Effective Time such that no EMC Warrants are outstanding at the Effective Time;

(p)        use commercially reasonable efforts to deliver or cause to be delivered to Uranium One usual and customary corporate opinions, in form and content and from counsel acceptable to Uranium One acting reasonably, confirming the existence and ownership of each of EMC’s Material Subsidiaries;

(q)        use commercially reasonable efforts to obtain any Appropriate Regulatory Approvals required in connection with the Arrangement;

(r)           subject to Applicable Laws, EMC will use its reasonable commercial efforts to cause certain Registered Shareholders to execute the Holder Support Agreements;

(s)         subject to Applicable Laws, EMC will use commercially reasonable efforts to cause all its directors and officers to execute the Management Support Agreements;

(t)           effect such reorganization of its wholly-owned subsidiaries, business, operations and assets or such other transactions as Uranium One may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, will be modified accordingly; provided, however, that EMC need not effect a Pre-acquisition Reorganization which in the opinion of EMC, acting reasonably, (A) would require EMC to obtain the approval of any EMC Securityholders in respect of such Pre-acquisition Reorganization other than at the Meeting, (B) would prejudice any EMC Securityholders, (C) would impede or materially delay the consummation of the transactions contemplated in the Combination Agreement, (D) cannot either be (I) completed immediately prior to or contemporaneously with the Effective Time, or (II) reversed or unwound without adversely affecting EMC and it Subsidiaries; or (E) would require a filing with or approval, exemption or other action of any Governmental Entity;

(u)        use commercially reasonable efforts to cause the directors of EMC required to resign on the Effective Date to resign as directors of EMC at the Effective Time and to provide a release of all claims by such persons as directors of EMC in form and substance acceptable to Uranium One, acting reasonably; and

(v)        use commercially reasonable efforts to transfer all currently-issued, valid material permits, licences and authorizations required for the operation of the Hobson Plant (as defined in EMC’s AIF of September 28, 2006), the Palangana Properties (as defined in EMC’s AIF of September 28, 2006) and the waste disposal well site (WDW-168) to, and required consents and approvals for such transfers shall have been obtained in favour of, the South Texas Joint Venture, L.L.P., which transfer shall be subject to contractual retention to Everest Exploration, Inc. of environmental and reclamation obligations at the Tex-1 and Dinero-Mt. Lucas mining properties.

Additional Uranium One Business Covenants

In the Combination Agreement, Uranium One agreed, among other things, that, except as waived by EMC or as contemplated in the Combination Agreement, until the earlier of the Effective Date or the termination of the Combination Agreement, it will:

(a)         provided that Uranium One’s directors shall not be required to act in a manner inconsistent with their fiduciary duties, not allow any

Subsidiary to enter into or announce an intention to enter into any agreement or arrangement involving the issuance of Uranium One Shares (or securities convertible into Uranium One Shares) constituting more than 25% of its existing capital (calculated on a fully diluted basis as of March 31, 2007) prior to the Meeting;

(b)        to the extent such decisions or actions are within the control of Uranium One or its Subsidiaries, as applicable, not, and will cause each of its Subsidiaries not to, make any material decisions or take any material actions with respect to the development of, or commitments to develop, any mining and mineral project without keeping EMC fully informed thereof on a timely basis, it being recognized and understood that Uranium One has mining projects under development, no action consistent with current development plans in respect of a mining project, as disclosed in Uranium One’s Public Disclosure Documents or as otherwise disclosed to EMC, will be subject to this restriction;

(c)         use commercially reasonable efforts, and cause each of its Subsidiaries to use commercially reasonable efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain existing relationships with joint venture participants, partners, customers and Governmental Entities;

(d)        use commercially reasonable efforts to obtain any Appropriate Regulatory Approvals and consents required in connection with the Arrangement; and

(e)        use commercially reasonable efforts to (i) procure from and after the Effective Time prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in EMC’s current insurance policies) for six years after the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, or (ii) cause to be maintained in effect, for not less than six years from the Effective Time, policies of directors’ and officers’ liability insurance that provide substantially the same coverage and contain substantially similar terms and conditions for acts and omissions prior to the Effective Time as is provided under or contained in the policies of the directors’ and officers’ liability insurance maintained by EMC as of the date of the Combination Agreement provided that in the case of (i), the cost will not be more than 300% of the last annual premium paid prior to the date of the Combination Agreement and, in the case of (ii), so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of the Combination Agreement.

Covenants in Respect of the Arrangement

In the Combination Agreement, each of EMC and Uranium One agreed, among other things, that until the earlier of the termination of the Combination Agreement or the Effective Date (except as contemplated in the Combination Agreement), it will, in a timely and expeditious manner, take all necessary actions in order to enable it to participate in and effect the Arrangement and use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of the other party under the Combination Agreement to the extent the same are within its control and will take, do or cause to be taken or done, all other actions and all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including to:

(a)          apply for and use commercially reasonable efforts to obtain all necessary waivers, consents, orders and approvals required to be obtained by it or its Subsidiaries from other parties to loan agreements, joint venture agreements, partnership agreements, leases, licences, permits and other contracts and documents;

(b)         make or co-operate as necessary in the making of all necessary filings and applications under all Applicable Laws, including the preparation and filing of applications for the Interim Order, and with all applicable Governmental Entities required by it or its Subsidiaries in connection with the Combination Agreement, the Plan of Arrangement effecting the Arrangement or any transaction contemplated in the Combination Agreement and use commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by it or its Subsidiaries under any Applicable Laws;

(c)        effect all necessary registrations, filings and applications to, and submissions of information requested by, Governmental Entities required to be effected by it or its Subsidiaries in connection with the Arrangement and, if necessary, participate and appear in any proceedings of any party before or by any Governmental Entity, provided, however, that Uranium One shall not be required to file any registration statement under the U.S. Securities Act except the Registration Statement, and shall not be required to register or qualify as a foreign corporation or take any action that would subject it to securities-related reporting obligations in any jurisdiction where Uranium One is not so subject prior to the Effective Date;

(d)         use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the Arrangement or the transactions contemplated under the Combination Agreement;

(e)       co-operate with the other party in connection with the performance by the other party of its obligations under the Combination Agreement; and

(f)          execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement such customary agreements, certificates, resolutions and other closing documents as may be required by the other party, all in form satisfactory to the other party, acting reasonably.

In addition, in the Combination Agreement EMC and Uranium One agreed to co-operate in:

(g)         proceeding diligently in a coordinated manner using commercially reasonable efforts to jointly prepare as quickly as possible the Circular and the Registration Statement together with any other documents required by Applicable Laws in connection with the Meeting. EMC agreed to provide to Uranium One a reasonable opportunity to review and to comment on the Circular and to take into consideration and make such changes thereto as are reasonably requested by Uranium One. Uranium One agreed to provide to EMC a reasonable opportunity to review and to comment on the Registration Statement and that Uranium One would take into consideration and make such changes thereto as were reasonably requested by EMC. Each of the parties agreed to ensure that the information relating to it which is provided in the Circular and the Registration Statement does not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made. EMC agreed to ensure that the Circular complies with all Applicable Laws and provides the EMC Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting. Each of the parties agreed to promptly notify the other party if it became aware that the Circular or the Registration Statement contained a misrepresentation or untrue statement of a material fact or omitted to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they were made. In any event, the parties agreed to cooperate in the preparation of a supplement or amendment to the Circular and the Registration Statement, as the case may be, to correct any misrepresentation or untrue statement of a material fact or omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they were made;

(h)         the preparation and filing of any application for the Interim Order and the Final Order and the preparation of any required documents reasonably deemed by Uranium One or EMC to be necessary to discharge their respective obligations under Applicable Laws in connection with the Arrangement and the other transactions contemplated under the Combination Agreement;

(i)             the taking of all such action as may be required under applicable securities laws and rules and regulations of any securities exchange upon which their respective securities are traded in connection with the transactions contemplated by the Arrangement including, without limitation, the filing by Uranium One (after consultation with EMC) with the SEC under the U.S. Securities Act of the Registration Statement and any supplements or amendments thereto; provided, however, that Uranium One will not be required to file any registration statement under the U.S. Securities Act except for the Registration Statement and shall not be required to register or qualify as a foreign corporation or take any action that would subject it to securities-related reporting obligations in any jurisdiction where Uranium One was not so subject on June 3, 2007; and

(j)             the taking of all such action as may be required under Applicable Laws in connection with the transactions contemplated by the Combination Agreement or the Plan of Arrangement.

Specific Covenants of EMC in Respect of the Arrangement

In the Combination Agreement, EMC agreed, among other things, that until the earlier of the termination of the Combination Agreement and the Effective Date (except as contemplated in the Combination Agreement) it will:

(a)          subject to receipt of the Interim Order and the filing and effectiveness of the Registration Statement, cause this Circular and any other documentation required in connection with the Meeting (i) to be sent to each EMC Securityholder as soon as reasonably practicable, using commercially reasonable efforts to cause such mailing to occur by June 29, 2007; and (ii) to be filed as required by the Interim Order and Applicable Laws;

(b)         subject to the mailing of this Circular, convene and hold the Meeting as soon as reasonably practicable, using commercially reasonable efforts to convene and hold the Meeting by July 31, 2007, for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution (and for any other proper purpose relating to the Arrangement as may be set out in the notice for the Meeting);

(c)          not adjourn or postpone (or propose for adjournment or postponement) the Meeting without Uranium One’s prior written consent, except as required by Applicable Laws or except, if a Superior Proposal is received less than ten Business Days before the date scheduled for the Meeting, for an adjournment of the Meeting for a period of time sufficient to communicate to the EMC Securityholders prior to the date to which the Meeting has been adjourned any amendment to the Arrangement proposed by Uranium One under subsection 18(a)(ii) of the Combination Agreement, such period not to exceed ten Business Days;

(d)         if (i) the approval of the Arrangement Resolution in accordance with the Interim Order (including any variation thereof approved by the parties) is obtained; (ii) any other approvals required by the Interim Order (including any variation thereof approved by the parties) are obtained, and (iii) all Appropriate Regulatory Approvals are obtained, as soon as reasonably practicable thereafter, together with Uranium One, apply for the Final Order on such terms as the Court may direct and the parties may agree; and

(e)          if the Final Order is obtained, on a date and time agreed with Uranium One, and in any event prior to November 30, 2007, subject to the fulfillment or waiver of each of the conditions set forth herein, give effect to the Plan of Arrangement as soon as reasonably practicable following satisfaction or waiver of each of such conditions and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, including, if required, filing of any documents, required to be filed with the Registrar to effect the Arrangement.

Specific Covenants of Uranium One in Respect of the Arrangement

In the Combination Agreement, Uranium One agreed, among other things, that until the earlier of the termination of the Combination Agreement and the Effective Date (except as contemplated in the Combination Agreement) it will:

(a)          co-operate with, assist and consent to EMC seeking the Interim Order and the Final Order;

(b)         as soon as reasonably practicable, apply for and use commercially reasonable efforts to obtain the listing of the Uranium One Shares to be issued to the EMC Securityholders pursuant to the Arrangement on the TSX and the JSE; and

(c)         as soon as reasonably practicable, apply for and use commercially reasonable efforts to obtain all approvals and orders required from all applicable regulatory authorities to ensure that the Uranium

One Shares to be issued to the EMC Securityholders pursuant to the Arrangement, will not be subject to any statutory hold period under applicable securities laws in Canada (subject only to restrictions on control block distributions) or under applicable U.S. securities laws (except as provided under the U.S. Securities Act including Rule 145 thereunder and, for the Uranium One Shares to be issued on the exercise of Uranium One Options that replace EMC Options, under applicable U.S. state securities laws).

Uranium One also agreed that, from and after the Effective Time, it will:

(d)         cause EMC to honour all severance obligations to EMC employees; and

(e)        take all such steps as may be necessary to terminate, as soon as reasonably practicable, EMC’s public disclosure and reporting obligations in Canada and the United States.

Non-Solicitation Covenants of EMC

EMC has ceased all discussions and negotiations with all parties (other than Uranium One) with respect to any Acquisition Proposal involving EMC. EMC has agreed that it will not, directly or indirectly, through any officer, director, employee, advisor, representative or agent of EMC or any of its Subsidiaries: (i) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions involving EMC and/or its Subsidiaries in respect of an Acquisition Proposal; (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal; or (iv) enter into any agreement, arrangement or understanding related to any Acquisition Proposal. The foregoing does not prevent the EMC Board from responding to a Superior Proposal in the manner set out in the Combination Agreement.

Notwithstanding the foregoing or any other provision of the Combination Agreement, prior to the date on which the Arrangement Resolution is approved, the EMC Board may consider, negotiate, approve or recommend to the EMC Shareholders, or enter into a confidentiality agreement and provide information pursuant thereto, in respect of an unsolicited bona fide written Acquisition Proposal that the EMC Board determines, in good faith, is reasonably likely to result in a Superior Proposal.

EMC is required promptly to notify Uranium One orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by EMC, or any request for non-public information relating to EMC or any of its Subsidiaries, in connection with an Acquisition Proposal or for access to the properties, books, and/or records of EMC or any Subsidiary, by any person that informs EMC or a Subsidiary of EMC that it is considering making, or has made, an Acquisition Proposal regarding EMC. Such written notice must include a copy of the written Acquisition Proposal and all amendments thereto, or in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the person making the Acquisition Proposal, enquiry or contact. If EMC receives a request for non-public information from a person proposing an unsolicited bona fide Acquisition Proposal and EMC is permitted, as set out above, to negotiate the terms of such Acquisition Proposal, then and only in such case the EMC Board may, subject to the execution by such person of a confidentiality agreement containing a standstill and other provisions substantially similar to those contained in the Confidentiality Agreement (see ”The Combination Agreement and Related Agreements — Confidentiality Agreement”), provide such person with access to information regarding EMC. EMC is required to provide a copy of any such confidentiality agreement (including the identity of the person who has entered into such agreement if not contained therein) to Uranium One as soon as practicable and in any event within 24 hours of its execution and will as soon as practicable, and in any event within 24 hours, provide Uranium One with a list of, and copies of, all information provided to that person that was not previously provided to Uranium One and immediately provide Uranium One with all other information that was provided to that person.

Notwithstanding the foregoing, EMC may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if, it has complied with the non-solicitation covenants in the Combination Agreement and, (i) it has provided Uranium One with a copy of the Superior Proposal document, (ii) five Business Days have elapsed from the date Uranium One received notice advising it that the EMC Board has resolved, subject only to compliance with these provisions and termination of the Combination Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, (iii) EMC has previously or concurrently will have (A) paid to Uranium One the Break Fee, if any, and (B) terminated the Combination Agreement, and (iv) in the case of an Acquisition Proposal that includes non-cash consideration, it has provided to Uranium One the value or range of values attributed by the EMC Board, in good faith, for such non-cash consideration after consultation with its financial advisors. During such five Business Day period, Uranium One may, but is not obligated to, offer to amend the terms of the Combination Agreement to provide for consideration to EMC Shareholders equivalent to that of the Superior Proposal. The EMC Board must review any offer by Uranium One to amend the terms of the Combination Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Uranium One’s offer (upon acceptance by EMC) would result in such Superior Proposal ceasing to be a Superior Proposal. If the EMC Board so determines, it will enter into an amended agreement with Uranium One reflecting Uranium One’s amended proposal. If the EMC Board continues to believe, in good faith and after consultation with its legal, financial and other advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects Uranium One’s amended proposal, EMC may terminate the Combination Agreement provided that, concurrently with such termination, EMC pays to Uranium One the Break Fee. Thereafter EMC may enter into a definitive agreement with respect to such Superior Proposal.

Conditions to Closing

Mutual Conditions Precedent

The Combination Agreement provides that the respective obligations of each party to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Uranium One and EMC:

(a)          the Interim Order shall have been granted, and shall not have been set aside or modified in a manner which is not acceptable to either EMC or Uranium One, acting reasonably, on appeal or otherwise;

(b)         the Registration Statement shall have been filed with the SEC and shall be effective under the U.S. Securities Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or be pending or contemplated by the SEC;

(c)          the EMC Securityholders shall have approved the Arrangement Resolution at the Meeting in accordance with Applicable Laws and the Interim Order;

(d)       the Final Order shall have been granted in form and substance satisfactory to EMC and Uranium One, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to either EMC or Uranium One, acting reasonably, on appeal or otherwise;

(e)          any conditions in addition to those set out in the Combination Agreement which may be imposed by the Interim Order or the Final Order shall have been satisfied;

(f)           there shall not be in force any injunction, order or decree which is final and non-appealable, and there shall not be any proceeding of a judicial or administrative nature or otherwise, brought by or before a Governmental Entity, or any Applicable Laws proposed, enacted, promulgated or applied: (i) to prohibit or suspend trading in the securities of EMC or Uranium One (other than a trading halt imposed by a securities exchange as a result of the announcement or completion of the Arrangement); (ii) to enjoin, prohibit or impose material limitations or conditions on the Arrangement or the right of Uranium One to acquire, own or exercise full rights of ownership of the EMC Shares; or (iii) which constitutes, or if the Arrangement were consummated would reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect in respect of either party, or which could impede or interfere with the completion of the Arrangement;

(g)         the Appropriate Regulatory Approvals and consents shall have been obtained or received on terms which will not cause a Material Adverse Effect on either EMC or Uranium One, and reasonably satisfactory evidence thereof shall have been delivered to each of EMC and Uranium One;

(h)         the Uranium One Shares to be issued to the EMC Shareholders pursuant to the Arrangement, including Uranium One Shares to be issued on exercise of Uranium One Options that replace EMC Options, shall have been approved for listing on the TSX and the JSE and such Uranium One Shares shall not be subject to any statutory hold period (subject only to restrictions on control block distributions) under applicable securities laws in Canada or the United States, except as provided under the U.S. Securities Act, including Rule 145 thereunder and, for Uranium One Shares to be issued on exercise of EMC Options, under applicable U.S. state securities laws;

(i)             the Effective Date shall have occurred on or before November 30, 2007;

(j)           holders of no greater than 10 percent of the then outstanding EMC Shares shall have validly dissented to the Arrangement; and

(k)          the Combination Agreement shall not have been terminated.

Several Conditions Precedent for the Benefit of EMC and Uranium One

The Combination Agreement provides that the obligations of EMC and Uranium One to complete the transactions contemplated by the Combination Agreement are subject to the satisfaction or waiver of the following additional conditions:

(a)          the representations and warranties made to such party by the other party in the Combination Agreement shall be true and correct in all material respects (unless such representations and warranties are qualified by reference to materiality or Material Adverse Effect in which case such representations and warranties shall be true and correct) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by the Combination Agreement);

(b)         the other party shall have complied in all material respects with its covenants in the Combination Agreement;

(c)          the other party shall have delivered a certificate of one of its senior officers dated the Effective Date certifying the fulfillment of the conditions in subsections (a) and (b) above;

(d)       from June 3, 2007 up to and including the Effective Time, there shall have been no change, condition, effect, event or occurrence which, in the reasonable judgment of such party, has or is reasonably likely or expected to have a Material Adverse Effect on the other party and its Subsidiaries taken as a whole, on the Arrangement or on the combined business that will result from the completion of the Arrangement;

(e)          the party shall not have become aware of any misrepresentation, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document (including the Meeting materials) filed by or on behalf of the other party with any regulatory authority, stock exchange or other Governmental Entity in Canada or elsewhere or provided by that party to the other party; and

(f)            on or prior to the Effective Date, the party shall be satisfied, acting reasonably, that all applications made by the other party or its directors, officers, agents and representatives on the other party’s behalf, for the acquisition or renewal of mineral properties or licenses or permits related to mineral properties or assets related thereto, are for the benefit of and will be held by the other party upon completion of the Arrangement.

Additional Conditions Precedent for the Benefit of Uranium One

The Combination Agreement provides that the obligation of Uranium One to complete the transactions contemplated by the Combination Agreement is subject to the satisfaction by EMC or waiver, by Uranium One, of the following additional conditions:

(a)          Uranium One shall have received the corporate opinions contemplated by the Combination Agreement;

(b)         all of the EMC Warrants shall have terminated or been exercised; and

(c)          if not already provided for under the relevant EMC Contingent Share Agreement, each EMC Contingent Share Right Holder shall have entered into an amendment to the applicable EMC Contingent Share Agreement in form and substance acceptable to Uranium One, acting reasonably, to the effect that if the Arrangement is completed, that person will be entitled to receive, in lieu of EMC Shares, that number of Uranium One Shares that is equal to the number of EMC Shares to which that person would have been otherwise entitled prior to the Effective Time, multiplied by 1.15.

Termination for Failure of Conditions

Neither EMC nor Uranium One may rely on the failure by the other to satisfy any of the conditions precedent set forth above as a basis for non-compliance with their respective obligations under the Combination Agreement if the party seeking to rely on such failure is in breach of any of its representations, warranties or covenants set forth in the Combination Agreement in any material respect.

Satisfaction of Conditions

The conditions precedent set out in the Combination Agreement will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

Amendment and Waiver

The Combination Agreement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Date, be amended by mutual written agreement of Uranium One and EMC without further notice to or authorization from either party’s securityholders, and any such amendment may, without limitation:

(a)          change the time for performance of any of the obligations or acts of the parties;

(b)        waive any inaccuracies or modify any representation or warranty contained in the Combination Agreement or in any document delivered pursuant to the Combination Agreement;

(c)         waive compliance with or modify any of the covenants in the Combination Agreement or in any document delivered pursuant thereto; or

(d)         waive compliance with or modify any conditions precedent contained in the Combination Agreement.

Termination

Either of Uranium One or EMC may terminate the Combination Agreement if any condition precedent to completion of the Arrangement in its favour has not been satisfied or waived on or before November 30, 2007, or such other time prior thereto as is specified in the Combination Agreement, or has become incapable of being satisfied, provided that the terminating party is not then in breach of any representations, warranties and covenants contained in the Combination Agreement, subject in some cases to notice and a cure period.

In addition, the Combination Agreement may be terminated prior to the Effective Date:

(a)          by mutual written consent of Uranium One and EMC;

(b)         by either EMC or Uranium One if the other party is in breach of any of its representations, warranties, covenants or other agreements contained in the Combination Agreement in any material respect and such breach is not capable of being cured or is not cured by the breaching party within seven Business Days of the receipt of notice of such breach by the breaching party;

(c)          by either EMC or Uranium One if any of the following have occurred:

(i)             if the approval of the EMC Securityholders for the Arrangement has not been obtained by August 30, 2007, or such later date as may be permitted under the Combination Agreement, or as the parties may agree in writing, provided that Uranium One has provided to EMC in a timely manner all information reasonably required by EMC for the preparation of the Circular; or

(ii)          if the EMC Securityholders do not approve the Arrangement Resolution at the Meeting;

(d)         by Uranium One, if the EMC Board (i) withdraws or changes its recommendation to the EMC Securityholders to vote in favour of the Arrangement or has made a recommendation to the EMC Securityholders not to accept or approve the Arrangement; (ii) has not submitted the Arrangement for approval to EMC Securityholders on or prior to August 30, 2007 or such later date as may be permitted under the Combination Agreement, or as the parties may agree in writing, provided that Uranium One has provided to EMC in a timely manner all information reasonably required by EMC for the preparation of the Circular; (iii) has failed to solicit proxies in favour of approving the Arrangement; or (iv) has resolved to do any of the foregoing;

(e)          by Uranium One, if an Acquisition Proposal in respect of EMC has been made or proposed and the EMC Board shall have failed, after being requested by Uranium One in writing, to reaffirm its recommendation to the EMC Securityholders to approve the Arrangement as promptly as possible but in any event, within five Business Days after receipt of such written request from Uranium One;

(f)            by either party upon the determination by EMC, after conclusion of the process set out in Section 17 of the Combination Agreement, that an Acquisition Proposal constitutes a Superior Proposal, the provision of notice to Uranium One of a Superior Proposal as required by Section 18 and the time period for Uranium One to propose an amendment to the Agreement as contemplated by Section 18 has elapsed, and Uranium One has failed to propose an amendment to the Combination Agreement which satisfies the criteria set out in subsection 18(b); or

(g)         by either party by written notice to the other, if the Effective Time does not occur by 5:00 p.m. (Vancouver time) on November 30, 2007.

If the Combination Agreement is terminated in accordance with the foregoing, no party will have any further liability to perform its obligations under the Combination Agreement except as otherwise contemplated by the Combination Agreement. However, the termination of the Combination Agreement will not relieve any party from any liability for any breach by it of the Combination Agreement or preclude either party from seeking injunctive relief in respect of a breach of the Combination Agreement by the other party.

Break Fee and Reimbursement of Expenses

Uranium One is entitled to be paid the Break Fee of $55,000,000 upon the occurrence of any of the following Break Fee Events:

(a)          if Uranium One terminates the Combination Agreement as a result of EMC not complying with its covenants in respect of (i) issuing or encumbering any EMC securities or any of its assets or properties, (ii) amending its constating documents, (iii) amending the terms of the EMC Shares or paying dividends on such shares, (iv) splitting, combining or reclassifying any of the outstanding EMC Shares; (v) terminating or materially amending any material contracts to which it is a party, (vi) non-solicitation (but excluding any immaterial breach of a non-solicitation provision that could not reasonably be expected to have a material impact on the timing or likelihood of completing the Arrangement, or (vii) Superior Proposals;

(b)         if Uranium One terminates the Combination Agreement as a result of EMC taking action (i) that interferes with EMC’s obligations under the Combination Agreement, (ii) that could reasonably be expected to significantly impede the completion of the Arrangement, or (iii) that would render any representation or warranty made by it in the Combination Agreement that is qualified as to materiality untrue or any of such representations and warranties that are not so qualified untrue in any material respect;

(c)          if Uranium One terminates the Combination Agreement as a result of (i) the EMC Board having withdrawn or changed its approval or Recommendation of the Arrangement or has made a recommendation to the EMC Shareholders not to accept or approve the Arrangement; (ii) the EMC Board has not submitted the Arrangement for approval to the EMC Securityholders on or before August 30, 2007 or such later date as may be permitted by the Combination Agreement; (iii) the EMC Board has failed to solicit proxies in favour of approving the Arrangement; or (iv) the EMC Board has resolved to do any of the foregoing;

(d)         if Uranium One terminates the Combination Agreement as a result of an Acquisition Proposal in respect of EMC having been made or proposed and the EMC Board fails, after being requested by Uranium One in writing, to reaffirm its Recommendation to the EMC Shareholders to approve the Arrangement;

(e)         if Uranium One terminates the Combination Agreement as a result of EMC breaching its covenant not to solicit an Acquisition Proposal, EMC failing to notify Uranium One of an Acquisition Proposal having been made or EMC failing to provide Uranium One with a copy of any Acquisition Proposal;

(f)            if EMC terminates the Combination Agreement in order to enter into a Superior Proposal pursuant to the Combination Agreement;

(g)         if all of the following occur: (i) prior to termination of the Combination Agreement, an Acquisition Proposal is made to EMC or made known to the EMC Shareholders or EMC Optionholders generally or made directly to EMC Shareholders or EMC Optionholders or any person publicly announces an intention to make an Acquisition Proposal in respect of EMC; (ii) the Combination Agreement is terminated; and (iii) EMC completes an Acquisition Proposal within nine months following termination of the Combination Agreement;

(h)         if either EMC or Uranium One terminates the Combination Agreement after the EMC Board determines that an Acquisition Proposal constitutes a Superior Proposal and Uranium One fails to propose an amendment to the Combination Agreement within the time period provided for in the Combination Agreement; or

(i)             if the Meeting is not held on or prior to August 30, 2007 or such later date as may be permitted under the Combination Agreement, or as the parties may agree in writing, provided that Uranium One has provided to EMC in a timely manner all information reasonably required by EMC for preparation of the Circular.

If EMC pays the Break Fee as a result of the occurrence of a Break Fee Event, Uranium One has no other remedy for breach of the Combination Agreement by EMC.

If the Combination Agreement is terminated by Uranium One because the approval of the EMC Shareholders for the Arrangement has not been obtained by August 30, 2007 or such later date as may be permitted under the Combination Agreement, or the EMC Shareholders fail to approve the Arrangement Resolution, EMC is required to pay Uranium One $7,500,000 within one Business Day of such termination.

If the Combination Agreement is terminated by EMC due to a breach by Uranium One of any of its representations, warranties or covenants contained in the Combination Agreement in any material respect, and the breach is not capable of being cured or is not cured within the time frame provided in the Combination Agreement, Uranium One is required to pay EMC $5,000,000 within one Business Day of such termination.

Liquidated Damages

Pursuant to the Combination Agreement, each party acknowledged that the payment amounts related to the Break Fee Events and reimbursement of expenses are payments of liquidated damages, which reflect genuine pre-estimates of the damages that the parties would incur as a result of the event giving rise to such damages. The parties irrevocably and unconditionally waived any right to raise as a defence the argument that any such liquidated damages are excessive or punitive.

Confidentiality Agreement

Pursuant to the Confidentiality Agreement, each of EMC and Uranium One agreed to keep confidential all non-public information provided to it or its representatives, or to which it or its representatives are given access, by the other party. The Confidentiality Agreement contains terms restricting the use of such information and permits disclosure of such information in certain circumstances if required by applicable law or regulation or by legal process.

The Support and Lock-Up Agreements

The directors and officers of EMC who together own approximately 4.9 percent of the EMC Shares, have each entered into a Management Support Agreement with Uranium One under which each of them has agreed, subject to certain terms and conditions, to support the Arrangement by, amongst other things, voting in favour of the Arrangement at the Meeting. Pursuant to the Management Support Agreements, each of the directors and officers has agreed, among other things:

(a)          subject to certain exceptions, not to transfer any EMC Shares without Uranium One’s consent;

(b)         not to: (i) take any action, directly or indirectly, to solicit, initiate, facilitate, engage in, or respond to or encourage any Acquisition Proposal; (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) accept or approve or recommend, or agree to accept or approve or recommend, any Acquisition Proposal; or (iv) cause EMC to enter into any agreement, arrangement or understanding related to any Acquisition Proposal;

(c)          to vote their respective EMC Shares at the Meeting in favour of the Arrangement Resolution, and against any Acquisition Proposal that would be inconsistent with EMC’s obligations under the Combination Agreement;

(d)         not to take any steps, directly or indirectly, which may in any way materially and adversely affect the Arrangement or take action of any kind which may reduce the likelihood of success or completion of the Arrangement;

(e)          promptly notify Uranium One upon receipt of any expression of interest, inquiry, proposal or offer relating to an Acquisition Proposal and disclose to Uranium One the relevant details thereof;

(f)            not exercise any Dissent Rights; and

(g)         take all action necessary to permit the voting of his or her EMC Shares in accordance with the terms of the Management Support Agreement.

The foregoing will not prevent any director or officer of EMC, solely in his or her capacity as a director or officer of EMC, from acting in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of EMC, if such action is required in order for the director or officer to fulfill his or her fiduciary duty as a director or officer, and provided that the EMC Board has first obtained the written advice of legal counsel that such action is required by applicable law.

In addition to the foregoing, the Management Support Agreements executed by Messrs. Matysek, Sheriff and Lupien contain lock-up provisions which prevent them from selling, transferring or encumbering, without the prior written consent of Uranium One, such consent not to be unreasonably withheld or delayed, for a period of six months following the mailing of this Circular, more than 10 percent of their Uranium One common shares (or other shares or securities or instruments directly or indirectly convertible into or exchangeable for Uranium One Shares) which are held or beneficially owned by them or their associates or affiliates, including any such securities acquired subsequent to the date of the Management Support Agreements. Notwithstanding the foregoing, each of Messrs. Matysek, Sheriff and Lupien may transfer more than 10 percent of their securities to (i) a spouse, parent, child or grandchild of the shareholder, or if the shareholder is a corporation, any director or officer or shareholder of such corporation (a ”Relation”), (ii) a trust, the only beneficiaries of which are any of the shareholder, any of the directors, officers or shareholders of the shareholder and/or one or more of their Relations, or (iii) a corporation or other entity of the shareholder, of which the shareholder, any of the directors, officers or shareholders of the shareholder, and/or their Relations are at all times the direct legal and beneficial owners of all of the outstanding shares, provided that in each case the transferee agrees in writing to be bound by the same restrictions in respect of future transfers.

Expenses of the Arrangement

The estimated fees, costs and expenses of EMC in connection with the Arrangement including, without limitation, financial advisory fees, filing fees and legal and accounting fees, are estimated to be $7 million.

SECURITIES LAW CONSIDERATIONS

Canadian Securities Laws

EMC is a reporting issuer in BC, Alberta, Ontario and Quebec, and Uranium One is a reporting issuer in each province of Canada. The issuance of Uranium One Shares in connection with the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian securities legislation. The Uranium One Shares received pursuant to the Arrangement will not be legended and will be free from first trade restrictions provided that (i) such sale is not a control distribution, (ii) no unusual effort is made to prepare the market or to create a demand for the Uranium One Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale and (iv) if the selling security holder is an insider or officer of Uranium One, the selling security holder has no reasonable grounds to believe that Uranium One is in default of applicable Canadian securities laws. Each EMC Securityholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Uranium One Shares.

U.S. Securities Laws

The EMC Shares are registered under Section 12 of the U.S. Exchange Act and listed on the NYSE Arca. EMC files reports with the SEC pursuant to Section 13(a) of the U.S. Exchange Act. EMC anticipates that upon completion of the Arrangement, Uranium One will terminate the registration of the EMC Shares under the U.S. Exchange Act and the listing of the EMC Shares on the NYSE Arca.

Uranium One currently relies on an exemption from the registration and reporting requirements under the U.S. Exchange Act provided by Rule 12g3-2(b). Uranium One does not currently intend to cause the Uranium One Shares to be listed or quoted on any United States stock exchange and Uranium One will continue to be exempt from the registration and reporting requirements under the U.S. Exchange Act by virtue of Rules 12g3-2 and 12h-4 thereunder. Rules 12g3-2 and 12h-4 provide that a Canadian foreign private issuer exempt from registration pursuant to Rule 12g3-2(b) will continue to be exempt from registration thereunder, and will be exempt from the duty under Section 15(d) to file reports with the SEC, with respect to securities registered under the U.S. Securities Act on Form F-80.

Uranium One will file the Registration Statement with the SEC in order to register the issuance pursuant to the Arrangement of the Uranium One Shares to the EMC Shareholders in exchange for their EMC Shares. This Circular will form a part of the Registration Statement. The following documents will be filed with the SEC as a part of the Registration Statement: (i) the Combination Agreement and related instruments; (ii) the documents listed in this Circular as incorporated by reference herein; (iii) powers of attorney pursuant to which amendments to the Registration Statement may be signed; and (iv) consents of auditors, counsel and engineers.

The Uranium One Shares issued to the EMC Shareholders will be freely tradable by persons deemed not to be affiliates of EMC or Uranium One prior to the Effective Time or of Uranium One after the Effective Time. Resales of such Uranium One Shares by persons that were affiliates of EMC or Uranium One prior to the Effective Time or affiliates of Uranium One after the Effective Time will be subject to resale restrictions under Rule 145(c). Uranium One has no present plans to register such Uranium One Shares for resale under the U.S. Securities Act. Accordingly, affiliates must rely on an exemption or exclusion from registration in order to resell their Uranium One Shares.

Affiliates wishing to resell Uranium One Shares received in the Arrangement may seek to rely on the exemption from registration provided by Rule 145(d) under the U.S. Securities Act. As explained more fully below, the availability of the exemption from registration found in Rule 145(d) cannot be assured. Affiliates may, alternatively, rely on Regulation S for resales outside the United States and trade their Uranium One Shares on the TSX or the JSE.

Persons who are affiliates of Uranium One or EMC prior to the Arrangement or who will be an affiliate of Uranium One after the Arrangement will be entitled to resell the Uranium One Shares in the United States under Rule 145(d) if the following conditions are satisfied:

•                  during any three month period, the number of Uranium One Shares sold does not exceed one percent of the then outstanding class of securities;

•                  Uranium One shall have been subject to the reporting requirements under the U.S. Exchange Act for 90 days prior to the date of the resale and shall have filed all reports required under the U.S. Exchange Act for the preceding 12 months, or information regarding Uranium One meeting the requirements of Rule 144(c) shall otherwise be publicly available. Such information must include, among other things, Uranium One’s financial statements and a description of Uranium One’s business, products and facilities; and

•                 The resale shall have occurred in a “brokers’ transaction”, which essentially means that the resale must occur through a broker in an unsolicited transaction in which the broker does no more than execute the transaction as the seller’s agent and receives no more than a customary broker’s commission.

Affiliates of Uranium One or EMC who are not affiliates of Uranium One following the Arrangement, and who hold their Uranium One Shares for a period of one year after the Arrangement, may resell such securities without regard to the volume and manner of sale limitations described above, subject to the availability of certain public information about Uranium One. Holders of Uranium One Shares who have not been an affiliate of Uranium One for the three-month period preceding the date of sale and who have held their Uranium One Shares for a period of two years may resell such securities without restrictions under the U.S. Securities Act.

As noted above, however, no assurance can be provided that Rule 145(d) will be available to affiliates for resales of their Uranium One Shares. Uranium One is not required to and is not currently filing periodic reports with the SEC pursuant to Sections 13 or 15(d) of the U.S. Exchange Act. Pursuant to an exemption under the U.S. Exchange Act and the rules of the SEC, the filing of the Registration Statement in connection with the Arrangement will not result in Uranium One becoming a reporting company in the United States. Uranium One has no present intention of registering as a reporting company in the United States under the U.S. Exchange Act and, as a result, Uranium One will only satisfy the information requirements necessary to permit resale of the Uranium One Shares under Rule 144 if the other information publicly available regarding Uranium One on the date of resale satisfies the information requirements of Rule 144(c).

Moreover, unlike EMC Shares which, prior to the effective date of the Arrangement, are traded on NYSE Arca, the Uranium One Shares are not listed for trading on any U.S. exchange or trading market. Accordingly, while Uranium One Shares held by non-affiliates may be freely tradable and those held by affiliates may be traded subject to certain restrictions, there currently is no active trading market in the United States for Uranium One Shares and none is expected to develop in the future. Thus, holders of Uranium One Shares likely will have to rely on Regulation S to trade such shares outside the United States, with the TSX and JSE being the most likely exchanges where such trades will occur. Generally, subject to certain limitations, such trades may be effected through Regulation S under the U.S. Securities Act under the following conditions:

•                  the offer or sale is made in an offshore transaction, which, for purposes of this Circular, means the offer is not made to a person in the United States; and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States; or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. The TSX and JSE are both designated offshore securities markets;

•                  no directed selling efforts are made in the United States by the seller, an affiliate, or any person acting on their behalf. “Directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction; and

•                  in the case of an offer or sale of securities by a person who is an affiliate by virtue of their position as officer or director of Uranium One, no selling concession, fee or other remuneration is paid in connection with such offer or sale, other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Certain additional restrictions are applicable to persons who are affiliates not solely by virtue of their position as an officer or director of Uranium One.

Uranium One’s assumption of the EMC Options and the Uranium One Shares to be issued thereunder from time to time will not be included in the Registration Statement. Such Uranium One Shares will be issued in reliance upon Rule 903 of Regulation S under the U.S. Securities Act or other available exemptions from registration under the U.S. Securities Act. Uranium One Shares issued to holders outside the United States at a time when Uranium One is a foreign private issuer as defined in Regulation S will be issued free of U.S. Securities Act transfer restrictions, except for customary restrictions on affiliates. Uranium One Shares issued to holders inside the United States will bear a restrictive legend under the U.S. Securities Act and cannot be offered or sold except pursuant to registration under the U.S. Securities Act or an available exemption or exclusion therefrom, which may include Regulation S in the case of sales outside the United States.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Uranium One securities to be received by the EMC Securityholders upon completion of the Arrangement. All holders are urged to consult with counsel to ensure that exercises and resales of their Uranium One securities comply with applicable securities legislation.

THE URANIUM ONE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to EMC, the following summary describes the principal Canadian federal income tax considerations generally applicable to an EMC Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) holds their EMC Shares, and will hold any Uranium One Shares acquired under the Arrangement, as capital property, (ii) deals at arm’s length with both Uranium One and EMC, (iii) is not affiliated with Uranium One or EMC and is not a foreign affiliate of a taxpayer resident in Canada, and (iv) will not, either alone or together with other persons with whom they do not deal at arm’s length, either control Uranium One immediately following the Effective Time or beneficially own shares of Uranium One which have a fair market value in excess of 50% of the fair market value of all outstanding shares of the capital stock of Uranium One immediately following the Effective Time. EMC Shares and Uranium One Shares will generally be considered to be capital property of an EMC Shareholder unless the EMC Shareholder either holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain EMC Shareholders who are residents of Canada for purposes of the Tax Act and whose EMC Shares or Uranium One Shares might not otherwise qualify as capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such EMC Shareholder deemed to be capital property in the taxation year of the election and in all subsequent taxation years. EMC Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

The following summary also describes the principal Canadian federal income tax considerations generally applicable to certain EMC Optionholders, as described herein, of exchanging their EMC Options for Uranium One Options under the Arrangement. This summary does not address the tax consequences of the Arrangement to any EMC Optionholder other than those described herein and any such EMC Optionholders are strongly cautioned that the Canadian federal income tax consequences to them of the Arrangement may be materially and adversely different than those described in this summary. EMC Optionholders are urged to consult their own tax advisors with respect to the tax consequences to them of the Arrangement in their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the ”Tax Regulations”), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the ”CRA”). This summary also takes into account all specific proposals to amend the Tax Act and Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ”Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, or changes in the administrative or assessing practices of the CRA. This summary also does not take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those described in this summary.

This summary is not applicable to an EMC Shareholder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act, or (iv) who acquired his or her EMC Shares upon the exercise of an employee stock option. Any such EMC Shareholder should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular EMC Shareholder. Accordingly, EMC Shareholders are advised and expected to consult with their own tax advisors for advice regarding the income tax consequences to them of exchanging their EMC Shares for Uranium One Shares under the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.

EMC Shareholders Resident in Canada

The following portion of the summary is generally applicable to an EMC Shareholder who, for the purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident in Canada (a ”Holder”).

Exchange of EMC Shares for Uranium One Shares

A Holder who exchanges EMC Shares for Uranium One Shares under the Arrangement will (unless the Holder chooses otherwise, as discussed in the paragraph immediately below) recognize neither a capital gain nor a capital loss as a result of the exchange. Such a Holder will be deemed to have disposed of the Holder’s EMC Shares for proceeds of disposition equal to the Holder’s adjusted cost base in respect of such EMC Shares immediately before the exchange and to have acquired the Uranium One Shares received on the exchange at a cost equal to such proceeds of disposition (the ”Rollover”). The adjusted cost base of Uranium One Shares acquired on the exchange will be determined at any time by averaging the cost of such Uranium One Shares with the adjusted cost base of any other Uranium One Shares owned by the Holder as capital property at that time.

The Rollover will not apply to any Holder who has, in the Holder’s income tax return for the taxation year of the Holder in which the exchange of EMC Shares for Uranium One Shares occurs, chosen to include in computing the Holder’s income any portion of the capital gain or capital loss that would otherwise have been realized upon such exchange. In these circumstances, the Holder will realize a capital gain (or capital loss) to the extent that the fair market value of the Uranium One Shares received in exchange for such EMC Shares, net of any reasonable costs of disposition in respect of the exchange, exceeds (or is less than) the adjusted cost base to the Holder of such EMC Shares immediately before the exchange. See “Taxation of Capital Gains and Capital

Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act. The cost of Uranium One Shares acquired by a Holder in these circumstances will be the fair market value of the Uranium One Shares at the time of their acquisition. The adjusted cost base of such Uranium One Shares will be determined at any time by averaging the cost of such shares with the adjusted cost base of all other Uranium One Shares owned by the Holder as capital property at that time.

Dividends on Uranium One Shares

In the case of a Holder who is an individual, dividends received or deemed to be received on a Uranium One Share acquired by the Holder under the Arrangement will be included in the Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. A Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. Recent changes to the Tax Act enhance the gross-up and dividend tax credit for “eligible dividends”. A dividend is eligible for the enhanced gross-up and dividend tax credit if the paying corporation designates the dividend as an eligible dividend. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. Taxable dividends received by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

A Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on a Uranium One Share to the extent such dividends are deductible in computing the Holder’s taxable income. A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

Disposition of Uranium One Shares

A Holder who disposes or is deemed to dispose of Uranium One Shares will realize a capital gain (or capital loss) equal to the amount by which the actual or deemed proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Uranium One Shares at such time. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Dissenting EMC Shareholders

A Holder that is a Dissenting EMC Shareholder (a ”Resident Dissenter”) and is ultimately entitled to receive a cash payment from EMC equal to the fair value of the EMC Shares in respect of which they dissent will be deemed under the Arrangement to have transferred such EMC Shares to EMC for cancellation on the Effective Date. Under such circumstances, the Resident Dissenter will be deemed, under the Tax Act, to have received a dividend on such EMC Shares (subject to the potential application of subsection 55(2) of the Tax Act to Resident Dissenters that are corporations, as discussed below) equal to the amount by which the cash payment (excluding any interest awarded by a court) exceeds the paid-up capital of the EMC Shares for the purposes of the Tax Act. The consequences to a Resident Dissenter of being deemed to have received a dividend on a EMC Share will generally be similar to those described above under the heading “Dividends on Uranium One Shares”. The difference between the cash payment and the amount of the deemed dividend would be treated as proceeds of disposition of the EMC Shares for the purposes of computing any capital gain or capital loss arising on the disposition thereof. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and losses under the Tax Act.

Subsection 55(2) of the Tax Act provides that where a Resident Dissenter that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be deemed not to be a dividend and may be treated instead as proceeds of disposition of the EMC Shares for the purposes of computing the Resident Dissenter’s capital gain on the disposition of such shares. Accordingly, Resident

Dissenters that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them.

Any interest awarded to a Resident Dissenter consequent on the exercise of Dissent Rights under the Arrangement will be included in computing the Resident Dissenter’s income for purposes of the Tax Act.

Holders who are considering exercising Dissent Rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences of such action.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a ”taxable capital gain”) realized by a Holder in a taxation year will be included in the Holder’s income in the year of disposition and one-half of the amount of any capital loss (an ”allowable capital loss”) realized by a Holder in a taxation year will be required to be deducted from taxable capital gains realized by the Holder in such year. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to “alternative minimum tax” under the Tax Act. A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, which includes taxable capital gains.

The amount of any capital loss otherwise realized on a disposition of EMC Shares or Uranium One Shares by a Holder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to have been received on such shares to the extent and under the circumstances prescribed in the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors.

Eligibility for Investment

Provided the Uranium One Shares are listed on a prescribed stock exchange (which currently includes the TSX and the JSE), the Uranium One Shares will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans (“DPSPs”) and registered education savings plans (“RESPs”).

EMC Optionholders Resident in Canada

The following portion of this summary is applicable to an EMC Optionholder who (i) for the purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident in Canada, (ii) is a current or former employee of EMC or a Subsidiary of EMC, (iii) deals, and at all relevant times has dealt, at arm’s length with EMC and any such Subsidiary for the purposes of the Tax Act, and (iv) received their EMC Options in respect of, in the course of, or by virtue of, such employment and at a time when EMC was not a “Canadian-controlled private corporation” within the meaning of the Tax Act (a ”Resident Optionholder”).

The terms of the Arrangement provide that EMC Options that are not exercised prior to the Effective Time will be exchanged for Uranium One Options at the Effective Time. A Resident Optionholder whose EMC Options are exchanged solely for Uranium One Options under the Arrangement will not be considered to have disposed of the EMC Options and therefore will not realize income on the exchange, provided that (a) the total value immediately after the exchange of the Uranium One Shares that the Resident Optionholder is entitled to acquire under the Uranium One Options received by the Resident Optionholder under the Arrangement less the total amount payable, if any, by the Resident Optionholder to acquire such Uranium One Shares, does not exceed (b) the total value immediately before the exchange of the EMC Shares that the Resident Optionholder was entitled to acquire under the EMC Options exchanged by the Resident Optionholder under the Arrangement less the amount payable, if any, by the Resident Optionholder to acquire such EMC Shares.

EMC Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to an EMC Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been, is not and will not be resident or deemed to be resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, EMC Shares or Uranium One Shares in connection with carrying on a business in Canada (a ”Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Exchange of EMC Shares and Subsequent Disposition of Uranium One Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of EMC Shares under the Arrangement unless such EMC Shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the Effective Time and any such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Uranium One Shares acquired by the Non-Resident Holder under the Arrangement will not be subject to tax under the Tax Act unless such Uranium One Shares constitute taxable Canadian property to the Non-Resident Holder at the time of disposition and any such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Generally, an EMC Share or Uranium One Share, as the case may be, will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that (i) such EMC Share or Uranium One Share, as the case may be, is listed on a prescribed stock exchange (which currently includes the TSX, the NYSE and the JSE) at that time, and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons, has not or have not owned 25% or more of the shares of any class or series of the capital stock of EMC or Uranium One, as the case may be, at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, an EMC Share or Uranium One Share, as the case may be, may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the Tax Act.

If an EMC Share constitutes taxable Canadian property to a Non-Resident Holder and any capital gain that would be realized by the Non-Resident Holder upon a disposition of such EMC Share under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, then the tax consequences described above under “— EMC Shareholders Resident in Canada — Exchange of EMC Shares for Uranium One Shares”, and “— EMC Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally apply. If an EMC Share constitutes taxable Canadian property to a Non-Resident Holder, then the Uranium One Shares received by the Non-Resident Holder in exchange for such EMC Share under the Arrangement will be deemed to be taxable Canadian property to the Non-Resident Holder.

If a Uranium One Share received by a Non-Resident Holder under the Arrangement constitutes taxable Canadian property to the Non-Resident Holder and any capital gain that would be realized by the Non-Resident Holder upon a disposition or deemed disposition of such Uranium One Share is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, then the tax consequences described above under “— EMC Shareholders Resident in Canada — Disposition of Uranium One Shares” and “— EMC Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally apply.

Dividends on Uranium One Shares

Dividends on Uranium One Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention.

Dissenting Non-Resident Holders

A Non-Resident Holder that is a Dissenting EMC Shareholder (a ”Non-Resident Dissenter”) and is ultimately entitled to receive a cash payment from EMC equal to the fair value of the EMC Shares in respect of which they dissent will be deemed under the Arrangement to have transferred such EMC Shares to EMC for cancellation on the Effective Date. Under such circumstances, the Non-Resident Dissenter will be deemed to have received a dividend on such EMC Shares equal to the amount by which the cash payment (excluding any interest awarded by a court) exceeds the paid-up capital of the shares for the purposes of the Tax Act. Dividends deemed to have been received by a Non-Resident Dissenter in these circumstances will be subject to Canadian withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. The difference between the cash payment and the amount of the deemed dividend would be treated as proceeds of disposition of the EMC Shares for the purposes of computing any capital gain or capital loss arising on the disposition thereof. A Non-Resident Dissenter will not be subject to tax under the Tax Act in respect of any resulting capital gain unless the EMC Shares constitute taxable Canadian property to the Non-Resident Dissenter and any such capital gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Where a Non-Resident Dissenter receives interest consequent upon the exercise of Dissent Rights under the Arrangement, such interest will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention.

Non-Resident Holders who are considering exercising Dissent Rights are urged to consult with their tax advisors regarding the tax consequences to them of such action.

EMC Optionholders Not Resident in Canada

The following portion of this summary is applicable to an EMC Optionholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been, is not and will not be resident or deemed to be resident in Canada and (ii) does not, will not and will not be deemed to use or hold EMC Options or Uranium One Options in carrying on a business in Canada (a ”Non-Resident Optionholder”).

A Non-Resident Optionholder who is generally subject to Canadian income tax with respect to employment benefits relating to EMC Options will not be required to report any income for Canadian federal income tax purposes as a result of the exchange of EMC Options solely for Uranium One Options under the Arrangement provided that (a) the total value immediately after the exchange of the Uranium One Shares that the Non-Resident Optionholder is entitled to acquire under the Uranium One Options received by the Non-Resident Optionholder under the Arrangement less the total amount payable, if any, by the Non-Resident Optionholder to acquire such Uranium One Shares, does not exceed (b) the total value immediately before the exchange of the EMC Shares that the Non-Resident Optionholder was entitled to acquire under the EMC Options exchanged by the Non-Resident Optionholder under the Arrangement less the amount payable, if any, by the Non-Resident Optionholder to acquire such EMC Shares.

A Non-Resident Optionholder not described in the immediately preceding paragraph will generally not be subject to tax under the Tax Act on any gain realized on the exchange of EMC Options for Uranium One Options under the Arrangement unless such EMC Options constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Optionholder at the Effective Time and any such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Generally, an EMC Option will not be taxable Canadian property to a Non-Resident Optionholder at the Effective Time provided that (i) the EMC Shares are listed on a prescribed stock exchange (which includes the TSX and NYSE) at that time and (ii) the Non-Resident Optionholder, persons with whom the Non-Resident Optionholder does not deal at arm’s length, or the Non-Resident Optionholder together with all such persons, has not or have not owned 25% or more of the issued shares of any class or series of the capital stock of EMC at any time during the 60-month period that ends at that time.

CERTAIN U.S. TAX CONSIDERATIONS FOR U.S. EMC SECURITYHOLDERS

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any tax penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Introduction

In the opinion of Davis Wright Tremaine LLP, U.S. counsel to EMC, the following summary describes the principal U.S. federal income tax considerations with respect to the Arrangement applicable to “U.S. Holders” (as defined below). This summary is based upon the Code, the regulations promulgated under the Code (the ”Regulations”), proposed or temporary regulations promulgated under the Code (the ”Proposed Regulations”), the legislative history of the Code, the United States-Canada Tax Convention of 1980, as amended by various Protocols (the ”Treaty”), judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service (the ”IRS”), all as they are now in effect. This summary does not take into account potential changes in the Code, Regulations, Proposed Regulations, Treaty, future judicial decisions or future administrative pronouncements, any of which may have retroactive effect and may significantly affect the U.S. tax consequences to U.S. Holders.

This summary does not address all potentially relevant federal income tax matters to a U.S. Holder. This summary does not address the U.S. tax consequences to, and the term “U.S. Holder” does not include, persons subject to specific provisions of U.S. federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold EMC Securities as part of a straddle, hedging or a conversion transaction, and persons who acquired their EMC Securities as compensation for services. This summary is limited to U.S. Holders who own EMC Securities as capital assets and who hold the EMC Securities directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

This summary does not address U.S. alternative minimum tax considerations that may be applicable to a U.S. holder. In addition, this summary does not cover any state, local or foreign tax consequences of the Arrangement to a U.S. Holder.

The opinion of Davis Wright Tremaine LLP relies on certain representations made by Uranium One and EMC, is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary. These representations are made as of the date of this Circular, the Effective Time, and after the Effective Time, where relevant. The assumptions on which the opinion is based include that there are no changes in existing facts and law, that the Arrangement is completed in accordance with the terms and conditions of the Combination Agreement and the Plan of Arrangement and in the manner described in this Circular, and that any representation made “to the knowledge of” the officers of Uranium One and EMC, or with similar qualification, is true and correct without regard to such qualification. If any of these representations or assumptions is not correct, the opinion cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement and of the ownership and disposition of Uranium One Shares received pursuant to the Arrangement could differ significantly and adversely from those described in this summary. Moreover, the opinion of U.S. tax counsel is not binding on the IRS or the U.S. courts, and no assurance can be provided that the conclusions reached in this legal opinion will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. EMC has not requested, and does not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Uranium One Shares received pursuant to the Arrangement.

The discussion contained herein is of a general nature only and is not intended to constitute a complete analysis of the U.S. tax consequences of the Arrangement and should not be interpreted as legal or tax advice to any U.S. Holder, as U.S. tax consequences may vary depending upon the U.S. Holder’s particular circumstances.

Each U.S. Holder should obtain advice from his, her or its own tax advisor as to the U.S. federal, state, local, and non-U.S. tax consequences and tax reporting requirements resulting from the Arrangement.

U.S. Holders

As used herein, a “U.S. Holder” means an EMC Securityholder or a Uranium One Shareholder who is (i) a citizen or individual resident (as defined under U.S. tax laws) of the United States; (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is taxable in the United States irrespective of source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a U.S. person.

Taxation of the Exchange to U.S. Holders

EMC Shareholders

(a)          Qualification as a Reorganization under Section 368 of the Code

Section 368 of the Code describes certain corporate transactions that qualify as a “reorganization” under the U.S. federal income tax laws. Qualification as a reorganization normally results in nonrecognition treatment for shareholders that exchange their shares for shares of another corporation that is a party to the reorganization. Section 368(a)(1)(B) of the Code provides that the acquisition of the shares of one corporation (the “acquiring corporation”), in exchange solely for all or a part of the voting stock of another corporation (the “target corporation”), qualifies as a reorganization under Section 368 of the Code, if immediately after the exchange the acquiring corporation has control of the target corporation.

The exchange of EMC Shares for Uranium One Shares should qualify as a reorganization under Section 368(a)(1)(B) of the Code, because the EMC Shareholders will receive solely voting stock of Uranium One and Uranium One will be in control of EMC immediately after the exchange. Subject to the application of Code Section 367 and the PFIC rules, both discussed below, assuming the exchange of EMC Shares for Uranium One Shares pursuant to the Arrangement qualifies as a tax deferred reorganization, and subject to the discussion contained below, U.S. EMC Shareholders will not recognize gain or loss as a result of the Arrangement, EMC Shareholders will hold their Uranium One Shares with an adjusted basis equal to their adjusted basis in their EMC Shares and their holding period for their Uranium One Shares will include their holding period for their EMC Shares.

(b)          Section 367 of the Code

Section 367 of the Code imposes certain conditions for U.S. persons to obtain the tax-free treatment under a Section 368(a)(1)(B) share exchange, where stock of a foreign corporation is exchanged for stock of another foreign corporation. Section 367 of the Code requires that any U.S. Holder who owns, directly or indirectly, 5% or more of the stock (by vote or value) of Uranium One (a “5% shareholder”) immediately after the Arrangement must enter into a “gain recognition agreement” with the IRS in order to defer recognizing gain on the Arrangement. If the 5% shareholder does not enter into such an agreement, gain is required to be recognized by a U.S. Holder even if the Arrangement qualifies as a reorganization and gain is not otherwise required to be recognized. U.S. Holders who are not 5% shareholders may be required to satisfy certain reporting requirements imposed by the Regulations promulgated under Section 367 of the Code.

(c)          PFIC Rules

(i)            In General

U.S. tax law contains rules that classify certain foreign corporations as “passive foreign investment companies” (“PFICs”). If 75% or more of a foreign corporation’s gross income consists of certain types of passive income (as defined for U.S. federal income tax purposes), or if 50% or more of the average value of all assets held by the corporation during the taxable year consists of passive assets (generally, assets that generate passive income), the PFIC rules apply to the corporation’s U.S. shareholders.

Based on current financial and business projections, EMC believes that it may be a PFIC for the current tax year and that it may have been a PFIC in prior tax years. No determination has been made as to whether Uranium One or the Combined Company is, or will be, a PFIC for the current taxable year. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether a corporation is a PFIC for this current taxable year depends on the assets and income of the corporation over the course of such taxable year and, as a result, cannot be predicted with certainty for taxable years that have not ended as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge any determination concerning a corporation’s status as a PFIC during any taxable year.

(ii)        Impact of PFIC Rules

The U.S. federal income tax consequences to a U.S. Holder of a PFIC depend on whether a “qualified electing fund” (“QEF”) election or a mark-to-market election has been made. A U.S. Holder who has made a timely QEF election is referred to in this summary as an “Electing Shareholder,” and a U.S. Holder who has not made a timely QEF election is referred to as a “Non-Electing Shareholder.”

Under Section 1291 of the Code, PFIC treatment without a QEF election generally results in a loss of preferential capital gain treatment on disposition of shares in the PFIC and an increased liability on such gain and on certain distributions due to an interest charge on the tax (to reflect the deferral of U.S. tax as earnings or appreciation arose with respect to the stock). A QEF election results in current U.S. taxation of a shareholder’s pro rata portion of the corporation’s income and gain, whether or not the corporation makes distributions. In order for a U.S. Holder to make a QEF election, the corporation must provide certain annual statements to the U.S. Holder that either (a) states the U.S. Holder’s pro rata shares of the ordinary earnings and net capital gain of the corporation, (b) provides sufficient information to enable the U.S. Holder to calculate its pro rata shares of the corporation’s ordinary earnings and net capital gain, or (c) states that the corporation has permitted the U.S. Holder to examine the books of account, records, and other documents of the corporation for the U.S. Holder to calculate the amounts of the corporation’s ordinary earnings and the net capital gain, and to calculate the U.S. Holder’s pro rata shares of the corporation’s ordinary earnings and net capital gain. EMC will provide such annual statements for the tax year ended December 31, 2006 to U.S. Holders that so request. Uranium One has advised EMC that if the Arrangement is consummated, Uranium One shall cause EMC to provide such annual statement for the tax year ended December 31, 2006, to U.S. Holders that so request.

(iii)    Electing Shareholders

The Proposed Regulations provide that an Electing Shareholder does not recognize gain in a transaction that otherwise qualifies as a reorganization. Thus, assuming the Arrangement qualifies as a reorganization, a U.S. Holder who is an Electing Shareholder should not recognize gain under the PFIC rules as a result of the Arrangement.

(iv)      Non-Electing Shareholders

The Proposed Regulations provide that a Non-Electing Shareholder is required to recognize gain on disposition of PFIC stock in a transaction that otherwise qualifies as a reorganization unless the Non-Electing Shareholder receives in the exchange stock of another corporation that is classified as a PFIC for the taxable year that includes the day after the Arrangement is effective. This nonrecognition treatment is subject to the Non-Electing Shareholder satisfying certain requirements described in the Proposed Regulations.

As noted above, EMC believes it may be a PFIC for the current tax year and may have been a PFIC in prior years. No determination has been made as to whether Uranium One or the Combined Company is, or will be, a PFIC for the current tax year. If EMC is or has been a PFIC and Uranium One is not classified as a PFIC for its taxable year that includes the day after the Arrangement, a Non-Electing Shareholder of EMC will be required to recognize gain (but not loss) as a result of the Arrangement, (regardless of whether the Arrangement qualifies as a reorganization) in an amount equal to the difference between (i) the fair market value of the Uranium One Shares received by the U.S. Holder pursuant to the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in his, her or its EMC Securities exchanged therefor. Under the PFIC rules, the gain is (i) allocated pro rata over a Non-Electing Shareholder’s holding period, (ii) subject to tax at the highest rate applicable to ordinary income in the year to which it is allocated if during that year EMC was a PFIC; and (iii) the tax due will be increased by a deemed interest charge on the tax applicable to that income.

(v)          Mark-to-Market Election

U.S. Holders who own marketable stock of a PFIC annually may elect to mark such stock to the market (a ”mark-to-market election”). This requires the U.S. person to include in income each year as ordinary income an amount equal to the increase in value of his, her or its shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). If such an election is timely made, such U.S. Holder will generally be treated as an Electing Shareholder and will not be subject to the taxation rules of Section 1291 discussed above for Non-Electing Shareholders. To the extent the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, the Section 1291 rules apply to certain dispositions of, distributions on, and other amounts taxable with respect to, the PFIC stock.

(vi)      Deemed Sale Election

A U.S. Holder who did not originally make a QEF election may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a deemed sale election under which the shareholder recognizes any gain that he, she or it would otherwise recognize under the rules of Section 1291 of the Code if the U.S. Holder had sold his stock on the qualification date. The qualification date is the first day that the corporation qualified as a QEF with respect to such U.S. Holder.

The PFIC rules are complex and subject to interpretation. Due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investments and the consequences and reporting requirements resulting from the Arrangement. In addition, U.S. Holders should consult with their tax advisors regarding the elections that are available to them, including, without limitation, a QEF election, a deemed sale election, and a mark-to-market election, and whether such elections are advantageous.

EMC Optionholders

As part of the Arrangement, the unexercised EMC Options will be exchanged solely for Uranium One Options. Although the exchange of EMC Options occurs as part of the Arrangement, these exchanges should not be considered to be part of the stock-for-stock exchange that qualifies as a reorganization. Therefore, the exchange of EMC Options for Uranium One Options should not jeopardize the Arrangement from qualifying as a reorganization under Section 368(a)(1)(B) of the Code.

The rules governing PFICs described above can have significant adverse tax effects on U.S. EMC Optionholders that are treated as owning EMC Shares under U.S. tax law. Under Proposed Regulations, if a U.S. person has any equity interest in a PFIC, including an option or right to acquire shares of a PFIC, such U.S. person is treated for certain purposes as owning shares of the PFIC (“PFIC equity interests”). PFIC equity interests held by a U.S. person will be treated as stock in a PFIC if, at any time during the holding period of such U.S. person, the company was a PFIC. The application of the PFIC rules to options and rights to acquire stock is unclear, and the IRS has not provided specific guidance on this matter. IT IS POSSIBLE THEREFORE THAT U.S. EMC OPTIONHOLDERS, AS WELL AS U.S. EMC SHAREHOLDERS, MAY SUFFER CERTAIN ADVERSE U.S. TAX CONSEQUENCES AS A RESULT OF THE ARRANGEMENT IF EMC WAS A PFIC FOR ANY TAXABLE YEAR DURING ANY PART OF WHICH SUCH PERSONS HELD THEIR INVESTMENTS IN EMC. ACCORDINGLY, U.S. EMC OPTIONHOLDERS SHOULD CONSIDER SUCH POTENTIAL ADVERSE CONSEQUENCES AS DESCRIBED ABOVE FOR NON-ELECTING SHAREHOLDERS.

Status of Proposed Regulations

The Proposed Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. The discussion set forth above is based on the Proposed Regulations in their current form. The Proposed

Regulations, however, have not yet been adopted in final form and may never adopted, or may be substantially changed prior to their adoption.

U.S. Tax Considerations of Owning Uranium One Shares

The U.S. federal income tax considerations of owning Uranium One Shares are generally described below. The discussion is not comprehensive and covers only some of the tax considerations. The tax consequences may differ depending on the particular circumstances of each Uranium One Shareholder. U.S. Holders are strongly advised to consult their own tax and legal advisors with respect to the U.S. federal tax consequences of owning Uranium One Shares.

Distributions on Uranium One Shares

(a)          General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Uranium One Shares will be required to include the amount of such distribution in gross income as ordinary income (without reduction for any Canadian income tax withheld from such distribution) to the extent, if any, of the current or accumulated “earnings and profits” of Uranium One. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Uranium One, such distribution will be treated (1) first, as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in the Uranium One Shares and, (2) thereafter, as gain from the sale or exchange of such shares. (See more detailed discussion at “Disposition of Uranium One Shares” below).

(b)          Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the corporation is a “qualified foreign corporation” (“QFC”) (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend).

Uranium One generally will be a QFC if it is eligible for the benefits of the Treaty and is not a PFIC (as defined above) for the taxable year during which Uranium One pays a dividend or for the preceding taxable year. As discussed above, it is uncertain whether Uranium One is or will in the future be a PFIC. Accordingly, it is uncertain whether Uranium One is a QFC and there can be no assurance that Uranium One will be a QFC in any future taxable years.

Subject to application of the PFIC rules (discussed above), if Uranium One is not a QFC, a dividend paid by Uranium One to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

(c)          Distributions Paid in Non-U.S. Currency

The amount of a distribution paid in currency other than U.S. dollars generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such non-U.S. currency equal to the U.S. dollar value of such non-U.S. currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such non-U.S. currency (including an exchange for U.S. dollars).

(d)          Dividends-Received Deduction

Dividends paid on Uranium One Shares generally will not be eligible for the “dividends-received deduction.” The availability of the dividends-received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Uranium One Shares

Subject to application of the PFIC rules (discussed above), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Uranium One Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted basis in the Uranium One Shares sold or otherwise disposed of. If the PFIC rules do not apply, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Uranium One Shares were held for more than one year at the time of the sale or other disposition.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income in a taxable year. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset only capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which the capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to Uranium One Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian or other foreign income tax paid. Subject to the limitations described below, a credit generally will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed that portion of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to “passive income” and “general category income” — that is, income other than “passive income.” Dividends paid by Uranium One generally will constitute “foreign-source” income and be classified as “passive income.” Distributions with respect to Uranium One Shares in excess of Uranium One’s current and accumulated earnings and profits, as well as any gain recognized on disposition of Uranium One Shares, would not constitute foreign-source income (subject to application of the Treaty), and a U.S. Holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distribution unless the credit could be applied (subject to applicable limitations) against U.S. tax due on other foreign-source income in the appropriate category. In addition, a U.S. Holder that is a “C” corporation and that owns 10% or more of the voting stock of Uranium One may, subject to a number of limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by Uranium One. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding their application to the U.S. Holder’s particular circumstances.

Information Reporting; Backup Withholding

Payments of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Uranium One Shares generally will be subject to information reporting and backup withholding tax rules discussed below.

Passive Foreign Investment Company

EMC does not know whether or not Uranium One is (or may become in a future year) a PFIC. If Uranium One were a PFIC, U.S. Holders may be subject to the PFIC rules discussed above.

Withholding

Backup withholding (currently at the rate of 28%) may be imposed on an EMC Shareholder under the Arrangement and on payments of dividends made as a result of certain sales or other taxable dispositions of Uranium One Shares, unless the holder is eligible for an exception or provides the exchange agent an IRS Form W-9. Any amounts withheld under these rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability provided required information is furnished to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Uncertainty Regarding U.S. Tax Consequences

U.S. tax consequences of the Arrangement to U.S. Holders are dependent upon a number of provisions of the Code, the application and interpretation of which are subject to considerable uncertainty. With respect to a number of these provisions there is either no guidance or the guidance that is available is either incomplete or contradictory. Accordingly, notwithstanding the efforts of EMC and Uranium One and their U.S. Holders to comply with applicable U.S. tax law, the federal income tax return of U.S. Holders may be audited and such U.S. Holders may be required to file amended returns and may be subject to assessments by the IRS for additional taxes, interest and penalties.

THE FOREGOING SUMMARY OF CERTAIN U.S. INCOME TAX CONSEQUENCES IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY EMC SECURITYHOLDER. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL U.S. HOLDER IS URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE ARRANGEMENT, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

REGULATORY MATTERS

The following sets out the current status of material approvals or other actions by federal, provincial and foreign governments and administrative and regulatory agencies which are required to be obtained or taken in respect of the Arrangement prior to the Effective Time. To the extent that there are any material developments with respect to such governmental, administrative or regulatory approvals or actions subsequent to the date of this Circular, EMC will issue one or more press releases with respect to any such material developments, which press releases shall be deemed to be incorporated into this Circular for the purposes of the Meeting.

In the event that, subsequent to the date of this Circular and prior to the date of the Meeting, EMC is advised that the terms of any approval or action by any such government or administrative or regulatory agency may be made subject to terms and conditions which are materially different than those anticipated by EMC at the date of this Circular, EMC may elect to adjourn the meeting to a later date in order that EMC may present more current information to the EMC Securityholders at the Meeting respecting such governmental, administrative or regulatory approval or action.

Canadian Regulatory Approvals

Canadian Competition Act

The Competition Act requires each party to certain prescribed transactions that exceed certain prescribed thresholds to file a pre-merger notification with the Commissioner of Competition. In the case of an acquisition of more than 20 percent of the voting shares of a public corporation (or more than 50 percent if the 20 percent threshold has been previously exceeded), pre-merger notification is required where, as determined pursuant to the Competition Act and the regulations thereunder: (a) the parties and their affiliates, in the aggregate, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of $400 million; and

(b) the aggregate value of the assets in Canada, or the annual gross revenues from sales in or from Canada from such assets, owned by the corporation the shares of which are being acquired, and by corporations controlled by that corporation the shares of which are being acquired, exceeds $50 million.

If a transaction is subject to the pre-merger notification requirement, a notification must be submitted to the Commissioner of Competition and a statutory waiting period must expire before the proposed transaction may be completed, unless the statutory waiting period has been terminated pursuant to the Competition Act or requirement to notify is waived pursuant to the Competition Act. The parties may choose to file either short form notifications (with a 14-day waiting period) or long form notifications (with a 42-day waiting period), but, if they file short form notifications, the Commissioner of Competition may, within 14 days, require that long form notifications be filed, in which case the proposed transaction may not be completed until the expiry of 42 days after the parties have filed their respective long form notifications. The Commissioner of Competition’s review of a transaction, and communication of her intention as to whether to oppose a transaction, may take longer than the applicable statutory waiting periods.

Upon request from the acquiring party or the parties, the Commissioner of Competition may issue an advance ruling certificate (“ARC”) which confirms that she does not have sufficient grounds upon which to apply to the Competition Tribunal under the merger provisions of the Competition Act to oppose the transaction. Where the Commissioner of Competition issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. If a notification has already been filed and the statutory waiting period has not expired, the issuance of an ARC has the effect of terminating the statutory waiting period. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner of Competition is thereafter precluded from seeking an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner of Competition does not issue an ARC, she can nevertheless waive the obligations of the parties to file a pre-merger notification.

Alternatively, in lieu of an ARC, the Commissioner of Competition may issue a “no-action” letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not exist at that time to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, but that the Commissioner of Competition retains the authority to initiate such proceedings for a three-year period following substantial completion of the transaction.

Except where an ARC has been issued, and regardless of whether a pre-merger notification is required and/or filed, the Commissioner of Competition retains the right to challenge a “merger” (as defined in the Competition Act) under the merger provisions of the Competition Act (or other provisions of the Competition Act) before the Competition Tribunal within three years from the transaction having been substantially completed. If the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may make a variety of orders including an order that the merger not proceed in whole or in part or, in the event that the merger has been completed, order its dissolution or the disposition of the assets or shares. The Competition Tribunal may also issue an interim order under the Competition Act prohibiting the completion of a merger for up to 30 days where: (a) the Commissioner of Competition has certified that an inquiry is being made under Paragraph 10(1)(b) of the Competition Act in connection with the merger and that in her opinion more time is required to complete the inquiry; and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on completion. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner of Competition is unable to complete her inquiry because of circumstances beyond her control.

The obligations of EMC and Uranium One to complete the Arrangement are subject to, among other things, the conditions that, on or before the Effective Time: (a) any approvals (including the expiry of a prescribed time under a statute or regulation) under competition laws of jurisdictions that are determined to be required following due and prompt inquiry shall have been obtained in respect of the Arrangement on terms that will not cause a Material Adverse Effect to EMC or Uranium One; and (b) there shall not be in force any final injunction, order or decree, and there shall not be any proceeding brought by or before any Governmental Entity, which precludes or seeks to preclude Uranium One from acquiring the EMC Shares or which could impede or interfere with completion of the Arrangement. See “The Combination Agreement and Related Agreements — Conditions to Closing”. The acquisition of EMC Shares pursuant to the Arrangement has been determined to be subject to the pre-merger notification requirements of the Competition Act and would constitute a “merger” for purposes of the merger provisions of the Competition Act.

Uranium One filed a submission with the Commissioner of Competition on June 22, 2007 in respect of the Arrangement requesting issuance of an ARC under the Competition Act and, in the alternative, issuance of a no-action letter along with a waiver of the requirement under the Competition Act that Uranium One and EMC file pre-merger notifications. While EMC currently has no information to suggest that an ARC or no-action letter will not be issued, were the Commissioner of Competition not to issue an ARC or no-action letter with a waiver of the filing requirement, the parties would be prohibited under the Competition Act from implementing the Arrangement until the requisite notifications are made and the applicable statutory waiting period expires.

U.S. Regulatory Approvals

U.S. Registration Statement

Uranium One will file a Registration Statement on Form F-80 under the U.S. Securities Act with the SEC in order to register the issuance pursuant to the Arrangement of the Uranium One Shares to the EMC Shareholders in exchange for their EMC Shares. This Circular will form a part of the Registration Statement. It is a condition to the obligations of EMC and Uranium One to complete the Arrangement that the Registration Statement has been filed with the SEC and is effective under the U.S. Securities Act, no stop orders suspending the effectiveness of the Registration Statement have been issued and no proceedings for that purpose have been initiated or be pending or contemplated by the SEC.

Exon-Florio Approval

Under the 1988 Exon-Florio Amendment to the U.S. Defense Production Act of 1950, as amended (“Exon-Florio”), the President of the United States has the authority to investigate and to prohibit or unwind any transaction in which a foreign person will acquire control of a “U.S. person,” if the President believes in his sole discretion that the takeover would threaten or impair U.S. national security. Under the Exon-Florio regulations, EMC would be considered such a “U.S. person” because the majority of its assets are located within the territory of the United States.

The President has delegated certain authority under Exon-Florio to the Committee on Foreign Investment in the United States (“CFIUS”), a group of Cabinet-level officials. The President does not have the authority under Exon-Florio to prohibit or unwind a transaction if the parties submit a voluntary notification of a proposed transaction to CFIUS and obtain a clearance from CFIUS for the transaction.

The customary procedure under Exon-Florio is for the parties to make a voluntary notification filing, which starts a 30-day review period within CFIUS. CFIUS must then either clear the transaction within the 30-day period, or initiate a formal investigation that would impose an automatic 45-60 day freeze on the transaction. EMC and Uranium One have agreed in the Combination Agreement to submit such a joint voluntary notification of the Arrangement and to obtain such a clearance from CFIUS as a condition to the Arrangement.

Stock Exchange Approvals

Uranium One has sought stock exchange approval of the issuance of the Uranium One Shares to be issued pursuant to the Arrangement. The TSX has granted conditional approval of the issuance, subject to the Arrangement Resolution being approved by a majority of the votes cast by EMC Shareholders at the Meeting as well as Uranium One fulfilling certain standard conditions imposed by the TSX in transactions of the nature of the Arrangement.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

EMC’s subsidiary, Golden Predator Mines Inc. (“Golden Predator”) is currently in the process of completing a private placement of units, each unit consisting of one share of Golden Predator and one warrant to purchase one share of Golden Predator. William Sheriff is the “promoter” of Golden Predator under applicable Canadian securities laws and William Sherriff, James Watt, George Lim, Christine Thompson and Art Ettlinger are directors and officers of Golden Predator and directors, officers or contractors of EMC. Current directors and officers of EMC will be purchasing units of Golden Predator. If the private placement is completed on its terms, EMC will own approximately 24% of the outstanding shares of Golden Predator and Golden Predator will no longer be a subsidiary of EMC. See “Information Relating to EMC — Business — Recent Developments — Golden Predator Mines Inc.”

INFORMATION RELATING TO EMC

Incorporation by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of EMC at Suite 1238 - 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone: 604-684-9007. These documents are also available through the internet on SEDAR and can be accessed online at www.sedar.com.

The following documents, filed by EMC with the Canadian securities regulatory authorities, are specifically incorporated by reference in and form an integral part of this Circular:

(a)

EMC’s AIF for the year ended June 30, 2006, dated September 28, 2006, other than the historical resource estimates and historical reserve estimates set forth under the headings “Description of Business — La Palangana Property — History” and “Description of Business — Crownpoint Property — Methodology”, and the last two paragraphs under the heading “Description of Business — Aurora Property — History”;

(b)	EMC’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the fiscal year ended June 30, 2006;

(c)

management’s discussion and analysis of the financial condition and results of operations of EMC for the year ended June 30, 2006, as amended October 11, 2006, other than the historical resource estimates set forth in section 1.2 thereof;

(d)	EMC’s management information circular dated October 27, 2006;

(e)	Material Change Report dated December 5, 2006 with respect to the acquisition of Springer Mining Company by EMC’s subsidiary, Golden Predator Mines Inc.;

(f)	Material Change Reports dated January 15, 2007 and January 22, 2007 with respect to the business combination between EMC and High Plains Uranium, Inc.;

(g)	EMC’s unaudited consolidated financial statements and the notes thereto for the nine-month period ended March 31, 2007;

(h)

management’s discussion and analysis of the financial condition and results of operations of EMC for the nine-month period ended March 31, 2007, other than the historical resource estimates set forth in section 1.2 thereof;

(i)

Business Acquisition Report dated April 4, 2007 with respect to EMC’s acquisition of High Plains Uranium, Inc., but not the High Plains Uranium, Inc. information circular filed on SEDAR referred to and incorporated by reference therein;

(j)

Material Change Report dated June 8, 2007 announcing the execution of the Combination Agreement, other than the historical resource estimates set forth in the news release dated June 4, 2007 under the heading “Key Assets of Energy Metals Corporation — New Mexico”;

(k)	Technical report relating to the Moore Ranch Property dated June 27, 2006;

(l)	Technical report relating to the Antelope Property dated January 10, 2005;

(m)	Technical reports relating to the Aurora Uranium Project dated September 1, 2005 and September 30, 2005;

(n)	Technical report relating to the Palangana and Hobson Uranium In-Situ Leach Project dated November 10, 2005;

(o)	Technical report on the Hosta Butte Property, McKinley County, New Mexico dated April 18, 2006;

(p)	Technical report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico dated April 7, 2006;

(q)	Technical report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico, dated March 2, 2006;

(r)	Technical report relating to the Red Rim Project, Sweetwater County, Wyoming dated June 14, 2006;

(s)	Technical report relating to the Peterson Uranium Project, Converse County, Wyoming dated June 27, 2006;

(t)	Technical report relating to the Aurora Project, Malheur County, Oregon dated September 14, 2004;

(u)	Technical report relating to the Velvet Mine Uranium Project, San Juan County, Utah dated March 19, 2007; and

(v)	Technical report relating to the JAB Uranium Project, Sweetwater County, Wyoming dated July 14, 2006.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by EMC with the Canadian securities regulatory authorities after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

Name and Incorporation

EMC was incorporated in British Columbia on July 9, 1987 under the name Wedgewood Resources Ltd. The Company changed its name to Clan Resources Ltd. on December 18, 1998. On December 3, 2004 the Company transitioned under the Act. On December 17, 2004, the Company changed its name to Energy Metals Corporation. The head office of EMC is located at Suite 1238 - 200 Granville Street, Vancouver, British Columbia, and its registered and records office is located at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia.

EMC is a Canadian-based resource company in the business of acquiring, exploring and developing uranium mineral properties. All of EMC’s assets are located in the United States except for one property located in Ontario. EMC also has rights to extensive databases including geological reports, maps and drill logs on most of its properties, and is compiling the technical information contained in these databases for each of its properties.

EMC has sixteen wholly-owned subsidiaries and one majority-owned subsidiary, as follows:

Name	Jurisdiction of Incorporation	Percentage Owned
Energy Metals Corporation (US)	Nevada, USA	100%
Standard Uranium Inc.	British Columbia, Canada	100%
Western Fuels Inc.	Nevada, USA	100%
Clearwater Resources Inc.	Arizona, USA	100%
URN Resources Inc.	Nevada, USA	100%
URN Texas GP, LLC	Texas, USA	100%
URN South Texas Project, Ltd. (a limited partnership)	Texas, USA	100%
South Texas Mining Venture, L.L.P. (a limited liability partnership)	Texas, USA	99%
Quincy Energy Corp.	Nevada, USA	100%
Atlas Database Corp.	Delaware, USA	100%
Golden Predator Mines Inc.	British Columbia, Canada	100%
Golden Predator Mines US Inc.	Nevada, USA	100%
Southwest Uranium Inc.	British Columbia, Canada	100%
Southwest Uranium US Inc.	Nevada, USA	100%
Springer Mining Company	Nevada, USA	100%
High Plains Uranium Inc.	New Brunswick, Canada	100%
High Plains Uranium, Inc.	Idaho, USA	100%

Business

Introduction

EMC is engaged in the business of acquiring, exploring and developing uranium mineral properties, and is currently focussed on advancing its industry leading uranium property portfolio towards production in the United States, which is the world’s largest uranium consumer market. EMC has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR. This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. ISR is considered in the uranium mining industry to be very cost-effective and one of the safest and most environmentally friendly uranium mining methods. EMC also has uranium properties in Colorado, Utah, Nevada, Oregon and Arizona.

All of EMC’s mineral properties are currently at the exploration stage.

Principal Projects

For further descriptions of EMC’s principal projects, see “General Development of the Business” and “Description of Business” in the EMC AIF and the other documents incorporated herein by reference.

Recent Developments

(a)          High Plains Uranium, Inc.

Effective January 19, 2007, EMC acquired all the issued and outstanding shares of High Plains Uranium, Inc. pursuant to an arrangement under the laws of British Columbia and New Brunswick. Under the arrangement, shareholders of High Plains received one EMC Share for each 6.2 common shares of High Plains.

As a result of the business combination with High Plains, EMC increased its substantial Wyoming property position from over 105,000 acres to over 165,000 acres. EMC’s Texas acreage more than doubled from just under

10,000 acres to approximately 20,000 acres. EMC’s project portfolio now includes property positions covering known areas of uranium in all four of the principal uranium basins in Wyoming, including two properties in Gas Hill, five properties in the Great Divide basin and one property in the Shirley Basin as well as six properties in the only currently producing basin in the state, the Powder River basin. EMC’s South Powder River basin land position was consolidated with the addition of High Plains’ land position in the basin and EMC’s land position within the northern Powder River basin was significantly increased.

(b)          Uranium Sales Agreement

On May 1, 2007, EMC announced that it had entered into its first definitive agreement for the supply of uranium concentrate, with a leading US nuclear utility. The contract covers the sale of a minimum of 1,400,000 pounds and a maximum of 1,800,000 pounds of U3O8 for delivery over a five-year period beginning in 2010. The terms include market related pricing along with floor price protection.

(c)          Golden Predator Mines Inc.

On November 21, 2006, EMC’s wholly owned subsidiary, Golden Predator Mines Inc., completed the acquisition of Springer Mining Company from General Electric Company. Total consideration consisted of US$4.5 million as well as the assumption of certain reclamation obligations in the amount of US$981,411. The reclamation obligations are secured by way of escrowed funds which will be released periodically upon completion of various stages of reclamation work. Springer Mining owns approximately 2,900 acres of fee simple land including the Springer tungsten mine and mill complex located in Pershing County, Nevada.

Golden Predator is currently in the process of completing a private placement of units, each unit consisting of one share of Golden Predator and one warrant to purchase one share of Golden Predator. The private placement will consist of 11 million units at a price of $1.00 per unit. The warrants will have a term of not more than two years and have an exercise price of $1.50 per share. A portion of the private placement will occur on a brokered basis. If the private placement is completed on these terms, EMC will own approximtely 24% of the outstanding shares of Golden Predator and Golden Predator will no longer be a subsidiary of EMC.

(d)          Sheriff Data Agreements

On June 1, 2005, EMC and Energy Metals Corporation (US) entered into a license and sublicense agreement with William Sheriff, of Wylie, Texas, pursuant to which EMC and Energy Metals Corporation (US) acquired an exclusive right to use certain uranium data archives owned by Mr. Sheriff, consisting of the uranium portion of uranium exploration databases from UV Industries and worldwide exploration, metallurgy and property files for the Union Carbide Corporation and certain of its subsidiaries. An amendment to this agreement was executed effective January 1, 2007 pursuant to which EMC acquired rights to use the portions of the data archives that were not included in the original agreement. If EMC sublicenses the use of the databases to any third party, EMC must pay to Mr. Sheriff a certain percentage of the consideration received by EMC in connection with the sublicense, ranging from 20% to 50% of the consideration received.

(e)          Hobson Lease

EMC’s subsidiary, South Texas Mining Venture L.L.P. (“STMV”), is the lessee of a 7.286 acre tract of land constituting the Hobson Plant site under a Plant Site Surface Lease dated May 30, 2007. The lease was secured through a combined transaction whereby STMV deeded all of its undivided co-ownership interest in the Hobson Plant site to the lessor and leased back the site under the Plant Site Surface Lease. The lease carries an initial term of five years, and may be extended if STMV makes scheduled payments and maintains its processing activities. The lease grants to STMV the exclusive right to construct and operate a processing facility, and/or to expand the existing facility, for uranium and other fissionable substances. The lease must be maintained through the payment of annual rentals and periodic extension payments.

(f)            Greencastle Resources Ltd.

EMC and Greencastle Resources Ltd. have signed an agreement whereby Greencastle will option and earn up to a 75% interest in EMC’s Beaver Claims in Fremont County, Wyoming. A press release announcing the agreement was issued by Greencastle on May 29, 2007. Initially, Greencastle will issue 500,000 shares to EMC as consideration for the option, and EMC will purchase 1,000,000 Greencastle units at $0.30 per unit, each unit consisting of one common share and one half of a common share purchase warrant, each whole warrant entitling EMC to acquire one additional common share of Greencastle at $0.40. The warrants will be valid for 18 months. To maintain the option to acquire a 60% interest in the Beaver Claims, Greencastle must carry out a total of $2 million in exploration expenditures over 5 years and pay an additional 1.5 million Greencastle shares over 4 years. Greencastle may earn an additional 15% interest if it completes a bankable feasibility study.

(g)         VMX Resources Inc.

On April 16, 2007, EMC executed an agreement with VMX Resources Inc. granting VMX Resources the right to acquire interests in EMC’s Rose Pipe Property in Arizona. VMX Resources may acquire up to a 70% interest in the Rose Pipe Property upon payment of certain development costs and the issuance of up to 3,000,000 shares of VMX Resources to EMC over a three-year period. If the property commences production, EMC will have the first right of refusal on processing and marketing any uranium ore produced from the Rose Pipe Property.

Subject to regulatory approval, upon payment of certain cash by VMX Resources, EMC will also grant VMX Resources an exclusive 60-day period in which to negotiate an option to acquire a minimum 51% interest in an advanced uranium exploration property owned by EMC. In addition, subject to regulatory approval, VMX Resources has the right to acquire a 100% interest in an additional uranium pipe property upon the issuance to EMC of an additional 500,000 shares of VMX Resources.

VMX Resources has granted EMC the right to participate in future equity financings to the extent of 9.9 percent of such equity issuances for a period of 12 months and, for the term of the agreement, EMC will be entitled to appoint one member to the board of directors of VMX Resources.

(h)         Artha Resources Corp.

EMC recently signed a letter of intent with Artha Resources Corp. pursuant to which Artha can earn up to a 70% interest in certain uranium properties located in Wyoming. Artha is a capital pool company and intends that this transaction will constitute its Qualifying Transaction under the rules of the TSX Venture Exchange.

Artha may exercise its right to earn up to 60% interest in the properties by incurring a total of Cdn. $5 million in exploration expenditures and issuing 1,813,060 shares over a 5-year period. Artha may earn a further 10% interest by paying all exploration and development costs after the exercise of its initial option and delivering a feasibility study to EMC within 18 months of the exercise of the initial option.

EMC has the right to purchase from Artha an additional interest in a particular property to increase EMC’s interest in the property to 50%, subject to certain conditions including the payment of a cash amount based on the expenditures incurred by Artha on the properties. EMC may also participate in future equity financings of Artha to a maximum of 20% of the total financing for a period of 12 months following regulatory approval of the transaction. In addition, EMC is entitled to appoint one member to the board of directors of Artha.

Directors and Officers

On June 21, 2007, the directors and officers of EMC as a group beneficially owned or had voting control or direction over 4,208,459 EMC Shares or approximately 4.9 percent of the issued and outstanding EMC Shares.

Consolidated Capitalization

The following table sets out EMC’s consolidated share and loan capital as at June 30, 2006 and March 31, 2007 and should be read in conjunction with the annual financial statements and the interim financial statements of EMC, each incorporated by reference in this Circular.

Designation of Security	Amount Authorized	Outstanding as at June 30, 2006	Outstanding as at March 31, 2007(1)
	(All amounts are in thousands of Canadian dollars, unless otherwise indicated)
Capital Stock		$126,140	$232,482
	Unlimited	(54,682,225 shares)	(81,184,484 shares)
Contributed Surplus		$3,912	$10,753
Commitment to Issue EMC Shares		$1,525	—
Deficit		$(18,415)	$(26,228)
Total		$113,162	$217,007

(1)   Without giving effect to the issuance of 12,867,689 EMC Shares issuable upon the exercise of outstanding EMC Options and EMC Warrants, or to the Arrangement.

Description of EMC Shares

The authorized share capital of EMC consists of an unlimited number of common shares with no par value. As of June 21, 2007, 85,535,367 common shares were issued and outstanding as fully paid and non-assessable common shares of the Company. Each EMC Share entitles the holder to one vote in person or by proxy at all meetings of EMC Shareholders. The holders of EMC Shares are entitled to receive such dividends as the EMC Board may determine. In the event of the liquidation, dissolution or winding-up of EMC, the holders of EMC Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of EMC, the remaining property and assets of the Company.

INFORMATION RELATING TO URANIUM ONE

Incorporation by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Uranium One at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2, Telephone: (416) 350-3657. These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Uranium One at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by Uranium One with the Canadian securities regulatory authorities, are specifically incorporated by reference in and form an integral part of this Circular:

(a)

Uranium One’s AIF for the fiscal year ended December 31, 2006, dated March 28, 2007, other than the resource estimates set forth under the heading “General Development of the Business — Three Year History — Weltevreden Asset Purchase” (the ”Uranium One AIF”);

(b)

the audited comparative financial statements, the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2006, together with Management’s Discussion and Analysis for such financial statements;

(c)

the sections of the AIF of UrAsia Energy Ltd. for the year ended July 31, 2006, dated December 28, 2006 entitled “General Development of the Business” (other than the incorporation by reference under that heading of the UrAsia Energy Ltd. Form 52-101F4 dated February 20, 2006), and “Risk Factors”;

(d)	the material change report dated January 11, 2007 with respect to Uranium One’s receipt of a new Permission to Export Natural Uranium from Honeymoon;

(e)

the material change report dated January 11, 2007 with respect to (i) the decision by Rio Tinto Energy America, Inc. to withdraw the Sweetwater Mill and related properties from sale and (ii) the exercise of Uranium One’s right to extend by three months the exclusivity period under the July 10, 2006 exclusivity agreement with U.S. Energy Corp. relating to the Shootaring Mill and associated uranium properties in the western United States;

(f)	the material change report dated January 11, 2007 with respect to Uranium One reaching an agreement on terms with a number of western world utility customers for further sales contracts from Dominion;

(g)	the material change report dated January 24, 2007 with respect to an updated mineral resource estimate for Dominion;

(h)	the material change report dated February 8, 2007 with respect to (i) progress at Uranium One’s development and exploration projects; (ii) changes to Uranium One’s management team;

(i)	the material change report dated February 16, 2007 announcing the execution of the combination agreement with UrAsia Energy Ltd.;

(j)

the material change report dated March 2, 2007 announcing the execution of the definitive agreement with U.S. Energy Corp. relating to the acquisition by Uranium One of the Shootaring Mill and associated uranium properties in the western United States;

(k)	the material change report dated March 9, 2007 announcing the commencement of processing of underground uranium ore at Dominion;

(l)	the unaudited interim financial statements for the three months ended March 31, 2007 and the notes thereto, together with Management’s Discussion and Analysis for such financial statements;

(m)	the material change report dated April 24, 2007 announcing the completion of the business combination with UrAsia Energy Ltd.;

(n)	the management proxy circular dated May 8, 2007 prepared in connection with the annual and special meeting of Uranium One’s shareholders held on June 7, 2007;

(o)

the material change report dated May 8, 2007 announcing the completion of the acquisition of the Shootaring Mill in Utah, a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information;

(p)

the material change report dated June 8, 2007 announcing the execution of the Combination Agreement, other than the historical resource estimates set forth in the news release dated June 4, 2007 under the heading “Key Assets of Energy Metals Corporation — New Mexico”; and

(q)	the business acquisition report dated June 7, 2007 in respect of the acquisition of UrAsia Energy Ltd.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by Uranium One with a securities commission or any similar regulatory authority in Canada after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

Name and Incorporation

Uranium One was incorporated under the name “Southern Cross Resources Inc.” under the laws of the Province of Ontario by articles of incorporation dated January 2, 1997. Effective March 17, 2005, Uranium One continued under the CBCA.

In December 2005, Uranium One acquired Aflease Gold and Uranium Resources Limited, subsequently renamed Uranium One Africa Limited (“Uranium One Africa”) pursuant to a scheme of arrangement under the Companies Act, 1973 (South Africa). Under the scheme of arrangement, all of the ordinary shares of Uranium One Africa were exchanged on the basis of 0.18 of a Uranium One Share for each outstanding Uranium One Africa ordinary share. Uranium One filed articles of amendment under the CBCA effective December 6, 2005 to change its name to “sxr Uranium One Inc.” and to consolidate the Uranium One Shares on a 5:1 basis.

Uranium One changed its name to “Uranium One Inc.” on June 8, 2007.

Uranium One’s registered office is located at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2. Uranium One’s website address is www.uranium1.com. Uranium One’s other offices include offices in Almaty, Kazakhstan, Denver, Colorado, Johannesburg, South Africa, Adelaide, South Australia, and Vancouver, British Columbia.

The following chart illustrates Uranium One’s corporate structure, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.

(1)   Listed on the JSE. Information as to approximate percentage ownership is given as at June 25, 2007. Aflease Gold Limited has entered into a share exchange agreement whereby it may acquire shares of Randgold and Exploration Ltd. in consideration for issuing shares of Aflease Gold Limited. If completed, this transaction would result in the interest of Uranium One Africa Limited in Aflease Gold Limited being decreased to between 60.0 percent and 64.4 percent.

(2)   Indirectly owned through a wholly-owned subsidiary of Aflease Gold Limited.

Business

Introduction

Uranium One Inc. is a uranium producing company with a primary listing on the TSX and a secondary listing on the JSE. Uranium One owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. It owns the Dominion Uranium Project in South Africa (subject to an agreement to sell 26% of its interest in a black- empowerment transaction), and the Honeymoon Uranium Project in South Australia. Uranium One recently acquired the Shootaring Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic. Through its approximately 68 percent-owned subsidiary, Aflease Gold Limited (“Aflease Gold”), Uranium One is engaged in the exploration and development of gold properties in South Africa and Namibia.

For descriptions of Uranium One’s material mineral projects, see “Description of the Business” in the Uranium One AIF “General Development of the Business of the Corporation” in the UrAsia AIF and the other documents incorporated herein by reference.

Corporate Strategy

Uranium One operates the Akdala Uranium Mine and is focused on (i) completing the ramp-up to full production at Dominion during the remainder 2007; (ii) advancing the development of the South Inkai and Kharasan Uranium Projects; (iii) advancing Honeymoon to production in the first quarter of 2008; and (iv) integrating the Shootaring mill and uranium exploration properties with the assets of EMC. Uranium One seeks to apply cash flow from its producing projects to sustain further exploration, development and acquisitions. Uranium One seeks to grow both organically and through acquisitions of promising mineral properties and to maximize shareholder returns through capital appreciation.

Principal Projects

For further descriptions of Uranium One’s principal projects, see “Description of the Business” in the Uranium One AIF, the section titled “General Development of the Business of the Corporation” in the UrAsia AIF, and the other documents incorporated herein by reference.

Consolidated Capitalization

The following table sets out Uranium One’s consolidated share and loan capital as at December 31, 2006 and March 31, 2007. This table should be read in conjunction with the Uranium One’s annual financial statements and the interim financial statements, each incorporated by reference in this Circular.

Designation of Security	Amount Authorized	Outstanding as at March 31, 2007(1)	Outstanding as at March 31, 2007 after giving effect to the acquisition of UrAsia Energy Ltd(2)		Outstanding as at March 31, 2007 after giving effect to the acquisition of UrAsia Energy Ltd and the Arrangement(2)
	(All amounts are in thousands of US dollars, unless otherwise indicated)
Short Term Loan	N/A	$ — (3)	$50,664	(3)	$50,664	(3)
Uranium One Debentures(5)
Equity portion	N/A	—	$45,200		$45,200
Debt portion	N/A	—	$112,991		$112,991
Other non-current liabilities	N/A	$1,492	$1,785		$1,785
Share Capital	Unlimited	$614,414	$2,305,714	(4)	$3,800,414	(4)
		(216,431,339 shares)	(353,812,796 shares)		(453,083,892 shares)
Contributed Surplus	N/A	$34,363	$104,863		$177,363
Deficit	N/A	$(21,233)	$(21,233)		$(21,233)
Total	N/A	$627,544	$2,598,199		$4,165,399

(1)   Financial information as at March 31, 2007 for UrAsia Energy Ltd., which, on April 20, 2007 was acquired by Uranium One. UrAsia was identified as the acquirer for accounting purposes as former shareholders of UrAsia owned 60% of the combined company after the transaction.

(2)   After giving effect to the April 20, 2007 acquisition of UrAsia Energy Ltd., but without giving effect to the issuance of 10,038,295 Uranium One Shares issuable upon the exercise of outstanding Uranium One Options, Uranium One Restricted Share Rights and Uranium One Warrants, or Uranium One’s acquisition of U.S. Energy.

(3)   This represents: (i) the draw-downs on a credit facility made available by Nedcor Securities in connection with Uranium One Africa’s investment in shares of Aflease Gold (US$50,399,917), bearing interest in ZAR at 9% per annum (subject to adjustment depending on the Aflease Gold share price) and due on September 20, 2007; and (ii) the draw-downs on a credit facility made available by Nedcor Securities in connection with Uranium One Africa’s investment in shares of Randgold (US$264,605), bearing interest in ZAR at a variable rate currently at 8.95% per annum with no fixed repayment terms.

(4)   Upon conversion of the Uranium One Debentures, including the Uranium One Shares that may be issued on a conversion premium in the event of a change of control of Uranium One resulting from a cash transaction, up to an additional 10,561,223 Uranium One Shares will be issued and outstanding.

(5)   Capitalization has been presented in accordance with Canadian GAAP. Under Canadian GAAP, the Uranium One Debentures are classified in part as a liability and in part as equity in accordance with the substance of the contractual arrangement. The debt portion was converted into U.S. dollars using the noon rate of exchange of Cdn$1.00 = US$0.867 in effect on March 31, 2007, as reported by the Federal Reserve Bank of New York. The equity component was converted into U.S. dollars using the noon rate of exchange of Cdn$1.00 = US$0.852 in effect on February 9, 2007, as reported by the Federal Reserve Bank of New York. In Canadian dollars the debt portion is Cdn$130,278,243 and the equity portion is Cdn$53,026,045.

Description of Uranium One Shares

Uranium One’s authorized capital consists of one class of Uranium One Shares. Uranium One is authorized to issue an unlimited number of Uranium One Shares. As at June 21, 2007, 365,186,102 Uranium One Shares were issued and outstanding.

All Uranium One Shares rank equally as to voting rights, participation in a distribution of Uranium One’s assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of Uranium One Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at such meetings. Each Uranium One Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of Uranium One or other distribution of Uranium One’s assets, Uranium One Shareholders will be entitled to receive, on a pro rata basis, all of the assets remaining after Uranium One has paid out its liabilities.

Dividends, if any, will be determined by the Uranium One Board.

Description of Uranium One Debentures

The following description of the Uranium One Debentures is a brief summary of their material attributes and characteristics, which does not purport to be complete, and is qualified in its entirety by reference to the provisions of the December 20, 2007 trust indenture (the ”Indenture”) entered into between Uranium One and Computershare Trust Company of Canada (the ”Indenture Trustee”) and which is available for review under Uranium One’s profile on SEDAR. All capitalized terms are as defined in the Indenture unless otherwise defined herein.

On December 20, 2006, Uranium One issued $155,250,000 aggregate principal amount of Uranium One Debentures. The Debentures become due on December 31, 2011 and bear interest at a rate of 4.25 percent per annum on the principal amount, payable semi-annually in arrears on June 30 and December 31 of each year. The Uranium One Debentures are listed for trading on the TSX under the symbol “SXR.DB”.

The Uranium One Debentures are general unsecured obligations of Uranium One and are subordinated in right of payment of the principal portion of all present and future senior indebtedness (being secured debt, unsecured bank or other institutional debt, and project debt, or renewals, extensions and refunding of such indebtedness) of Uranium One. The Uranium One Debentures are direct senior unsecured indebtedness of Uranium One, ranking equally and rateably with all other senior unsecured indebtedness and senior to all subordinated indebtedness of Uranium One.

Each Uranium One Debenture is convertible into Uranium One Common Shares at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the Maturity Date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, into 50 Uranium One Common Shares for each $1,000 principal amount of Uranium One Debentures, representing a conversion price of Cdn$20.00 per share (the ”Conversion Price”), subject to adjustment in certain circumstances.

The Uranium One Debentures may not be redeemed by Uranium One prior to January 1, 2010. On and after January 1, 2010 and prior to the Maturity Date, the Uranium One Debentures may be redeemed by Uranium One, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the Uranium One Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is at least 130 percent of the Conversion Price.

Uranium One has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Uranium One Debentures upon redemption or at maturity, provided no event of default under the Indenture has occurred and is continuing at such time, upon not less than 40 days and not more than 60 days prior notice, by issuing and delivering that number of freely tradable Uranium One Common Shares obtained by dividing the principal amount of the Uranium One Debentures by 95 percent of the weighted average trading price of the Uranium One Common Shares on the TSX for the 20 consecutive trading days ending five trading days before the date fixed for redemption or maturity, as the case may be.

Within 30 days of the occurrence of a “Change of Control”, defined as the acquisition of voting control or direction over at least 66 2/3 percent of the aggregate voting rights attached to the Uranium One Common Shares then outstanding, Uranium One must commence an offer to purchase all Uranium One Debentures then outstanding, in whole or in part, at a price equal to 101 percent of the principal amount of the Uranium One Debentures plus accrued and unpaid interest thereon. In the event of a Change of Control that is a transaction in respect of which 10 percent or more of the aggregate fair market value of the consideration for the transaction consists of the fair market value of (i) cash, (ii) other property or (iii) equity securities that are not traded or scheduled to be traded immediately following such transaction on a recognized stock exchange (a ”Cash Transaction”), holders of the Uranium One Debentures may elect to convert their Uranium One Debentures and receive, in addition to the number of Uranium One Common Shares they otherwise would have been entitled to under “Conversion” (referred to above), an additional number of Uranium One Common Shares not exceeding the specified amount of Common Shares per $1,000 principal amount of Uranium One Debentures, as further described in the Indenture, and provided that the conversion price is not less than permitted discounts to the market price. The Arrangement is not a Change of Control because EMC Shareholders will be issued Uranium One Common Shares holding fewer than 66 2/3 percent of the aggregate voting rights attached to the Uranium One Common Shares after giving effect to the Arrangement.

THE COMBINED COMPANY AFTER THE ARRANGEMENT

General

On completion of the Arrangement, Uranium One, as the Combined Company, will continue to be a corporation incorporated under and governed by the CBCA. After the Effective Date, Uranium One will own all of the EMC Shares.

The business and operations of EMC will be managed and operated as a subsidiary of Uranium One.

Organization Chart

The following chart shows the corporate relationship between Uranium One and EMC immediately following the completion of the Arrangement.

(1)   Listed on the JSE. Information as to approximate percentage ownership is given as at June 21, 2007. Aflease Gold Limited has entered into a share exchange agreement whereby it may acquire shares of Randgold and Exploration Ltd. in consideration for issuing shares of Aflease Gold Limited. If completed, this transaction would result in the interest of Uranium One Africa Limited in Aflease Gold Limited being decreased to between 60.0 percent and 64.4 percent.

(2)   Indirectly owned through a wholly-owned subsidiary of Aflease Gold Limited.

(3)   Following completion of the currently proposed private placement of Golden Predator units, EMC will hold approximately 24% of the outstanding shares of Golden Predator.

Directors and Officers of the Combined Company

Following the Arrangement, all of the current directors of Uranium One will remain directors of Uranium One and William Sheriff will be appointed to the Uranium One Board. EMC will also be entitled to nominate one other additional director to the Uranium One Board. William Lupien will be appointed to serve as a director of Aflease Gold. Subject to final negotiation, Paul Matysek is expected to be Executive Vice President, Americas of Uranium One, and Dennis Stover is expected to be Senior Vice President, Americas, ISR Operations of Uranium One. All other Uranium One officers will remain in place.

Share Capital of the Combined Company

In connection with the Arrangement, EMC Shareholders will receive Uranium One Shares which have the terms and conditions described under “Information Relating to Uranium One — Description of Uranium One Shares”.

The share capital of Uranium One will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of Uranium One Shares contemplated in the Arrangement (including Uranium One Shares issuable upon the exercise of the Uranium One Options issuable in exchange for EMC Options).

Stock Exchange Listings and Reporting Issuer Status

Uranium One Shares will remain listed on the TSX and JSE following the Effective Date. Uranium One will remain a reporting issuer, or the equivalent thereof, in those jurisdictions in Canada where it currently has reporting issuer or equivalent status.

EMC will be delisted from both the TSX and NYSE Arca following the Effective Date. EMC will also seek to be deemed not to be a reporting issuer in those jurisdictions in Canada and the United States where it currently has reporting issuer or equivalent status.

Shareholders of the Combined Company

On June 21, 2007, there were  85,535,367 EMC Shares issued and outstanding and 365,186,102 Uranium One Shares issued and outstanding. Assuming  that all 1,240,069 EMC Warrants outstanding as of June 21, 2007 are exercised prior to the Effective Time, that no Dissent Rights are exercised, and that no additional EMC Shares or Uranium One Shares are issued prior to the Effective Time, Uranium One will be issuing a total of 99,791,751 Uranium One Shares under the Arrangement. Upon completion of the Arrangement there will be a total of 464,977,853 Uranium One Shares outstanding, approximately 21 percent of which will be owned by EMC Shareholders and approximately 79 percent of which will be owned by Uranium One Shareholders. Based on insider reports in respect of EMC and Uranium One filed to date, no person will have control or direction over more than 10 percent of the Uranium One Shares.

Selected Pro Forma Financial Information

The Uranium One unaudited pro forma consolidated financial statements as at March 31, 2007, and for the three-month period ended March 31, 2007 and the year ended December 31, 2006 is attached as Appendix ”E” to this Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on March 31, 2007. The unaudited pro forma consolidated statements of operations has been prepared based on the assumption that, among other things, the Arrangement had occurred on January 1, 2006. The unaudited pro forma consolidated financial statements are not necessarily indicative of Uranium One’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project Uranium One’s consolidated financial position or results from operations for any future period.

Transfer Agent and Registrar

The transfer agent and registrar for the Uranium One Shares in Canada, is and is expected after the Arrangement to remain, Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

In addition to the material contracts disclosed in the documents of Uranium One incorporated herein by reference, the following contracts are material to Uranium One and were entered into before the date of this Circular and are still in effect as of the date hereof:

1.	the share exchange agreement among Aflease Gold Limited, Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited dated June 13, 2006;

2.

the underwriting agreement between Uranium One and BMO Nesbitt Burns Inc., Canaccord Capital Corporation, GMP Securities L.P., Orion Securities Inc., Sprott Securities Inc., Wellington West Capital Markets Inc., Raymond James Ltd. and Toll Cross Securities Inc., dated October 16, 2006 in respect of an offering of Uranium One Shares;

3.

the underwriting agreement between Uranium One and BMO Nesbitt Burns Inc., Canaccord Capital Corporation, GMP Securities L.P., Orion Securities Inc., Sprott Securities Inc., Wellington West Capital Markets Inc., Raymond James Ltd. and Toll Cross Securities Inc., dated December 6, 2006 in respect of Uranium One Debentures;

4.	the trust indenture between Uranium One and Computershare Trust Company of Canada in respect of the Uranium One Debentures;

5.	the arrangement agreement dated February 11, 2007 between Uranium One and UrAsia Energy Ltd.;

6.

the asset purchase agreement dated February 22, 2007 between Uranium One, Uranium One Utah Inc., Uranium One Ventures U.S.A. Inc., Uranium One Exploration U.S.A. Inc., U.S. Energy Corp., Crested Corp., USECB Joint Venture, Plateau Resources Limited, Plateau Resources Limited, Inc. and U.S. Uranium Ltd.; and

7.	the Combination Agreement.

These material contracts are available for review on SEDAR located at the following website: www.sedar.com. Alternatively, they may be inspected during normal business hours at Uranium One’s offices in Toronto, prior to the Meeting date.

DISSENT RIGHTS

There is no mandatory statutory right of dissent and appraisal in respect of plans of arrangement under the Act. However, as contemplated in the Plan of Arrangement, EMC has granted to Registered Shareholders who object to the Arrangement Resolution the Dissent Rights which are set out in their entirety in the Interim Order, a copy of which is in Appendix ”C” to this Circular. The following summary of the Dissent Rights is qualified in its entirety by the Interim Order.

A Registered Shareholder who intends to exercise the Dissent Rights must deliver a Dissent Notice to EMC at Suite 1238 — 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Attention: Corporate Secretary, to be received not later than 4:00 p.m. (Vancouver time) on July 27, 2007 and must not vote any Dissent Shares it holds in favour of the Arrangement. A Beneficial EMC Shareholder who wishes to exercise the Dissent Rights must arrange for the Registered Shareholder(s) holding its EMC Shares to deliver the Dissent Notice. The Dissent Notice must contain all of the information specified in the Interim Order.

If the Arrangement Resolution is passed at the Meeting, EMC must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a Notice of Intention stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Combination Agreement, EMC intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with its exercise of its Dissent Rights, it must deliver to EMC, within 14 days after the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificate(s) representing the Dissent Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from its dissent and, at the Effective Time, will be deemed to have transferred to EMC all of its Dissent Shares. EMC will pay to each Dissenting Shareholder for the Dissent Shares the amount agreed on by EMC and the Dissenting Shareholder. Either EMC or a Dissenting Shareholder may apply to Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)

determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the Registrar or a referee of the Court;

(b)	join in the application each other Dissenting Shareholder who has not reached an agreement with EMC as to the amount to be paid for the Dissent Shares; or

(c)	make consequential orders and give directions it considers appropriate.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, EMC will return to the Dissenting Shareholder the certificate(s) representing the Dissent Shares that were delivered to EMC, if any, and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as all other EMC Shareholders who are not Dissenting Shareholders.

Registered Shareholders wishing to exercise the Dissent Rights should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

DEPOSIT AND TRANSMITTAL

Deposit

The details of the procedures for the deposit of certificates representing EMC Shares and the delivery by the Depositary of the consideration to be paid for the EMC Shares are set out in the Letter of Transmittal (printed on green paper) provided to holders of EMC Shares herewith. Registered Shareholders who do not receive a Letter of Transmittal, or require an additional Letter of Transmittal, should contact the Depositary. EMC Optionholders need not take any action with respect to the exchange of their EMC Options under the Arrangement, and accordingly the instructions in this section apply only to EMC Shareholders.

The Depositary will forward to all Registered Shareholders who, prior to the Effective Date, have deposited their properly completed and executed Letters of Transmittal, together with their EMC Share certificates, the certificates for the Uranium One Shares to which they are entitled under the Arrangement as soon as reasonably practicable on or after the Effective Date. The Depositary will forward to Registered Shareholders who, after the Effective Date, have deposited their properly completed and executed Letters of Transmittal together with their EMC Share certificates and all other documents contemplated by the Letter of Transmittal, the certificates for the Uranium One Shares within three Business Days following the receipt by the Depositary of such Letters of Transmittal and EMC Share certificates.

Registered Shareholders who do not forward to the Depositary properly completed and executed Letters of Transmittal, together with their EMC Share certificates and all other documents contemplated by the Letter of Transmittal, will not receive the Uranium One Shares to which they are otherwise entitled under the Arrangement until proper tender is made. At and after 2:00 p.m. (Vancouver time) on the Effective Date, certificates formerly representing EMC Shares shall represent only the right to receive Uranium One Shares in accordance with the Plan of Arrangement.

If the Combination Agreement is terminated and the Arrangement is not completed, all certificates representing EMC Shares delivered to the Depositary will be returned, at EMC’s expense, to the holders of such shares following such termination, along with any other relevant documents.

Letter of Transmittal

EMC Shareholders wishing to deliver their certificates representing EMC Shares must deliver to the Depositary, at any of the offices specified in the Letter of Transmittal, the following documents:

(a)	the certificate or certificates representing the EMC Shares held by the EMC Shareholder;

(b)

the Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	all other documents required by the instructions set out in the Letter of Transmittal in accordance with the specific circumstances of each EMC Shareholder.

Guarantee of Signatures

If (a) the Letter of Transmittal is signed by a person other than the Registered Shareholder(s), or (b) the Uranium One Shares to be issued pursuant to the Arrangement or, if the Arrangement is not effective, the EMC Shares to be returned are to be sent to a person other than such Registered Shareholder(s) or sent to an address other than the address of the Registered Shareholder(s) as shown on the register of members of EMC, the signature on the Letter of Transmittal must be guaranteed by a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an ”Eligible Institution”) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

Fiduciaries, Representatives and Authorizations

Where the Letter of Transmittal or any certificate, share transfer or power of attorney is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian, attorney-in-fact or by any other person acting in a fiduciary or representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Uranium One or the Depositary may require additional evidence of authority or additional documentation.

Lost EMC Share Certificates

EMC Shareholders who are required to surrender certificates in order to receive certificates for the appropriate number of Uranium One Shares pursuant to the Arrangement and who have lost or misplaced the certificates representing their EMC Shares should execute and return to the Depositary a Lost Certificate Notice which can be obtained from the Depositary. Once the Depositary establishes the EMC Shareholder’s proper entitlement and such EMC Shareholder satisfies such requirements as may be imposed by Computershare Investor Services in connection with the issuance of replacement certificates, the EMC Shareholder will receive the Uranium One Shares to which such EMC Shareholder is entitled.

Mail Service Interruption

Notwithstanding the provisions of this Circular or the Letter of Transmittal, certificates representing Uranium One Shares to be returned to EMC Shareholders will not be mailed if the Depositary determines that delivery thereof by mail may be delayed. Persons entitled to certificates for Uranium One Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificate(s) representing EMC Shares in respect of which the certificates for Uranium One Shares are being issued were deposited, upon application to the Depositary, until such time as the Depositary has determined that delivery by mail will no longer be delayed. The Depositary shall provide notice of any such determination not to mail as soon as reasonably practicable after the making of such determination. Certificates for Uranium One Shares not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing EMC Shareholder at the office of the Depositary.

EMC Shareholders who hold EMC Shares as of the Effective Date have a period of six years from the Effective Date during which they may surrender the share certificate(s) representing the EMC Shares held by them as of the Effective Date, following which time they lose all rights to receive any consideration under the Arrangement; provided, however, that the rights of Dissenting EMC Shareholders will be governed by Article 3 of the Plan of Arrangement.

STOCK EXCHANGE LISTINGS AND INFORMATION

EMC Shares

The outstanding EMC Shares are listed on the TSX under the trading symbol “EMC” and on the NYSE Arca under the trading symbol “EMU”. The following table summarizes the price range and trading volume of the EMC Shares on the TSX for each of the periods indicated:

Date	High	Low	Close	Volume

June 1, 2007	18.40	18.12	18.29	596,400
May 31, 2007	18.37	17.85	18.20	576,700
May 30, 2007	18.20	17.51	18.11	816,900
May 29, 2007	18.32	17.25	18.02	554,000
May 28, 2007	18.50	18.17	18.29	128,700
May 25, 2007	18.69	17.93	18.50	2,227,700
May 24, 2007	18.33	17.73	18.00	1,491,900
May 23, 2007	18.82	18.35	18.41	2,322,300
May 22, 2007	18.84	17.72	18.42	4,907,900
May 18, 2007	16.72	15.00	16.65	2,533,700
May 15, 2007	15.45	15.00	15.12	1,259,400
May 16, 2007	15.50	15.02	15.45	882,400
May 15, 2007	15.45	14.75	15.20	1,343,600
May 14, 2007	15.97	15.00	15.10	903,000
May 11, 2007	15.90	15.25	15.50	616,800
May 10, 2007	15.74	14.85	14.93	796,700
May 9, 2007	16.26	14.84	15.69	1,323,700
May 8, 2007	14.97	14.55	14.87	1,241,500
May 7, 2007	14.96	14.51	14.75	1,083,000
May 4, 2007	14.70	14.25	14.47	379,900

The closing price of the EMC Shares on the TSX on June 1, 2007, the last trading day prior to the disclosure of the Arrangement, was $18.29 per EMC Share. The weighted average trading price of the EMC Shares on the TSX during the twenty trading days ending on June 1, 2007 was approximately $16.59 per EMC Share.

The following table summarizes the price range and trading volume of the EMC Shares on the NYSE Arca for each of the periods indicated:

Date	High	Low	Close	Volume

June 1, 2007	17.29	16.82	17.14	481,000
May 31, 2007	17.15	16.70	17.05	427,200
May 30, 2007	16.95	16.16	16.94	313,500
May 29, 2007	17.15	16.10	16.75	378,500
May 28, 2007	17.35	16.50	17.20	511,900
May 25, 2007	16.95	16.35	16.62	732,700
May 24, 2007	17.37	16.80	17.10	626,100
May 23, 2007	17.31	16.26	17.02	1,348,300
May 22, 2007	18.80	15.80	16.20	8,996,300
May 18, 2007	17.01	13.84	16.36	760,500
May 15, 2007	14.00	13.65	13.78	210,900
May 16, 2007	14.10	13.61	13.99	215,600
May 15, 2007	14.07	13.50	13.85	333,900
May 14, 2007	14.42	13.54	13.65	422,300
May 11, 2007	14.26	13.60	13.95	457,200
May 10, 2007	14.22	13.35	13.40	471,900
May 9, 2007	14.71	13.42	14.18	950,200
May 8, 2007	13.55	12.70	13.45	318,000
May 7, 2007	13.55	13.16	13.45	386,600
May 4, 2007	17.29	12.80	13.08	481,000

The closing price of the EMC Shares on the NYSE Arca on June 1, 2007, the last trading day prior to the disclosure of the Arrangement, was US$17.14. The weighted average trading price of the EMC Shares on the NYSE Arca during the twenty trading days ending on June 1, 2007 was approximately US$15.26 per EMC Share.

Uranium One Shares

The outstanding Uranium One Shares are listed on the TSX and the JSE under the trading symbol “SXR”. The following table summarizes the price range and trading volume of trading of the Uranium One Shares on the TSX for each of the periods indicated:

Date	High	Low	Close	Volume

June 1, 2007	17.03	16.55	16.63	3,174,800
May 31, 2007	16.67	16.22	16.67	1,904,100
May 30, 2007	16.38	15.65	16.15	3,696,500
May 29, 2007	16.45	15.99	16.00	1,573,800
May 28, 2007	16.60	16.30	16.38	448,200
May 25, 2007	16.84	16.25	16.55	1,823,400
May 24, 2007	16.54	16.04	16.12	4,559,700
May 23, 2007	17.10	16.65	16.72	3,438,300
May 22, 2007	17.30	16.65	16.84	6,395,400
May 18, 2007	16.58	15.44	16.58	6,118,500
May 15, 2007	15.77	15.25	15.40	5,748,900
May 16, 2007	16.21	15.71	15.90	3,355,600
May 15, 2007	16.93	16.18	16.21	2,703,800
May 14, 2007	16.97	16.33	16.40	1,864,700
May 11, 2007	17.20	16.60	17.00	1,949,900
May 10, 2007	17.75	16.64	16.76	3,122,100
May 9, 2007	17.80	17.06	17.73	3,450,100
May 8, 2007	17.28	17.00	17.28	3,385,500
May 7, 2007	17.40	16.76	17.29	4,324,000
May 4, 2007	17.00	16.50	16.69	4,122,400

The closing price of the Uranium One Shares on the TSX on June 1, 2007, the last trading day on the TSX prior to the disclosure of the Arrangement, was $16.55 per Uranium One Share. The weighted average trading price of the Uranium One Shares on the TSX during the twenty trading days ending on June 1, 2007 was approximately $16.56 per Uranium One Share.

The following table summarizes the price range and trading volume of the Uranium One Shares on the JSE for each of the periods indicated:

Date	Closing Price (ZAR)	High (ZAR)	Low (ZAR)	Volume

June 1, 2007	111.85	111.85	108.00	30,496
May 31, 2007	109.25	109.25	105.00	11,328
May 30, 2007	108.00	109.20	105.00	49,623
May 29, 2007	109.00	109.25	105.00	30,144
May 28, 2007	108.03	110.00	106.50	2,341
May 25, 2007	109.24	109.24	104.50	96,045
May 24, 2007	107.40	109.99	106.00	14,816
May 23, 2007	109.50	111.52	108.80	49,037
May 22, 2007	110.00	110.00	106.00	47,672
May 21, 2007	105.41	106.00	103.01	67,835
May 18, 2007	101.37	101.39	97.50	70,491
May 17, 2007	98.70	101.06	98.00	83,431
May 16, 2007	101.04	104.90	100.02	24,503
May 15, 2007	104.92	108.00	103.00	67,637
May 14, 2007	103.00	106.00	103.00	4,340
May 11, 2007	105.78	107.80	104.00	62,022
May 10, 2007	108.82	112.00	107.70	35,127
May 9, 2007	108.58	108.82	104.50	37,322
May 8, 2007	106.75	108.00	106.00	26,955
May 7, 2007	108.00	108.00	103.50	24,086

The closing price of the Uranium One Shares on the JSE on June 1, 2007, the last trading day on such exchange prior to the disclosure of the Arrangement, was ZAR11.85 per Uranium One Share. The weighted average trading price of the Uranium One Shares on the JSE during the twenty trading days ending on June 1, 2007 was approximately ZAR105.21 per Uranium One Share.

LEGAL MATTERS

Legal matters in connection with the Arrangement will be passed upon on behalf of EMC by Stikeman Elliott LLP and Davis Wright Tremaine LLP. As at June 25, 2007 the partners and associates of Stikeman Elliott LLP owned beneficially, directly or indirectly, in the aggregate less than one percent of the outstanding EMC Shares. As at June 25, 2007 the partners and associates of Davis Wright Tremaine LLP owned beneficially, directly or indirectly, in the aggregate less than one percent of the outstanding EMC Shares.

INTERESTS OF EXPERTS

Uranium One

To the extent not disclosed herein or in any document incorporated herein by reference, the following is a list of the persons or companies named as having prepared or certified a statement, report or valuation in respect of Uranium One, in the Circular either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

Dr. M. Harley and A. J. McDonald of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled “Technical Report on the Rietkuil Dominion Uranium Project, North West Province, South Africa” dated January 3, 2006 as amended February 14, 2006.

(b)	H. G. Waldeck and Dr. M. Harley of SRK and Dr. J. F. Couture of Steffen Robertson and Kirsten (Canada) Inc. prepared the independent technical report titled “An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic Of South Africa” dated September 1, 2005 as amended October 20, 2005.

(c)

Dr. M. Harley and Roger Dixon of SRK prepared the independent technical report titled “Dominion Uranium Project, North West Province, Republic of South Africa” dated August 1, 2006 and amended on October 26, 2006.

(d)

Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Philip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services prepared the independent technical report titled “Summary of Feasibility Study, Honeymoon Uranium Project, South Australia” dated July 31, 2006.

(e)	M. Wanless and Roger Dixon of SRK prepared the independent technical report titled “Dominion Uranium Project, North West Province, Republic of South Africa” dated March 2, 2007.

(f)

Thomas Poole, P. Eng. and C. Stewart Wallis, P. Geo. of what was then Roscoe Postle Associates Inc. (“RPA”) prepared the independent technical report titled “Technical Report on the Akdala Mine, Kazakhstan” dated March 21, 2006.

(g)

Thomas Poole, P. Eng. and C. Stewart Wallis, P. Geo. of RPA prepared the independent technical report titled “Technical Report On The North Kharasan Uranium Project, Kazakhstan” dated October 13, 2005 as revised March 21, 2006.

(h)	Thomas Poole, P. Eng. and C. Stewart Wallis, P. Geo. of RPA prepared the independent technical report entitled “Technical Report On the South Inkai Uranium Project” dated March 20, 2006.

(i)	C. Stewart Wallis, P. Geo. of RPA prepared the independent technical report titled “Technical Report On the Kyrgyz Exploration Properties” dated October 3, 2005.

(j)	David W. Rennie and C. Stewart Wallis prepared the independent technical report titled “Technical Report on the Sheep Mountain Uranium Project, Wyoming” dated October 10, 2006.

Based on information provided by the relevant persons, and except as otherwise disclosed herein, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the property of Uranium One or of an associated party or an affiliate of Uranium One or have any beneficial ownership, direct or indirect, of securities of Uranium One or of an associated party or an affiliate of Uranium One.

EMC

To the extent not disclosed herein or in any document incorporated herein by reference, the following is a list of the persons or companies named as having prepared or certified a statement, report or valuation in respect of EMC, in the Circular either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

Douglas L. Beahm, P.E., P.G. of BRS Inc. prepared the independent technical reports titled (i) ”Moore Ranch Uranium Project, Campbell County, Wyoming, 43-101 Mineral Resource Report” dated June 27, 2006, (ii) ”Peterson Uranium Project, Converse County, Wyoming, 43-101 Mineral Resource Report” dated June 27, 2006, (iii) ”Red Rim Project, Sweetwater County, Wyoming, 43-101 Mineral Resource Report” dated June 14, 2006, and (iv) ”JAB Uranium Project, Sweetwater County, Wyoming, 43-101 Mineral Resource Report” dated July 14, 2006.

(b)

Douglas L. Beahm, P.E., P.G. and Harold J. Hutson, P.E., P.G. of BRS Inc. prepared the independent technical report titled “Velvet Mine Uranium Project, San Juan County, Utah, 43-101 Mineral Resource Report” dated March 19, 2007.

(c)	Benjamin Ainsworth, PEng BC of Ainsworth-Jenkins Holdings Inc. prepared the independent technical reports titled (i) ”Summary Report — Antelope Uranium Project, Fremont and Sweetwater

Counties, Wyoming” dated January 10, 2005, and (ii) ”Geological Report for Clan Resources Ltd., Aurora Project, Malheur County, Oregon” dated September 14, 2004.

(d)

Dr. Gregory Myers of Dorado Minerals prepared the independent technical reports titled (i) ”Technical Report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico” dated April 7, 2006, (ii) ”Technical Report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico” dated March 2, 2006, (iii) ”Technical Report of the Aurora Uranium Project, Malheur County, Oregon” dated September 1, 2005, (iv) ”Technical Report of the Aurora Uranium Project, Malheur County, Oregon” dated September 30, 2005, and (v) ”Technical Report on Hosta Butte Property, McKinley County, New Mexico” dated April 18, 2006.

(e)

Robert E. Blackstone, P.G. of Blackstone and Associates Geological Consulting prepared the independent technical report titled “Technical Report on the Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas” dated November 10, 2005.

(f)	Dr. Art Ettlinger, M.Sc., Ph.D., P. Geo. reviewed the scientific and technical information relating to EMC’s resources contained in Schedule ”A” of EMC’s Material Change Report dated June 3, 2007.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this Circular, in evaluating whether to approve the Arrangement. In particular, we direct your attention to the risk factors and cautionary statements incorporated by reference into this Circular from public filings made by EMC, UrAsia Energy Ltd. and Uranium One.

The Exchange and Treatment of EMC Shares and EMC Options pursuant to the Arrangement may be taxable for U.S. Holders.

U.S. Holders of EMC Shares and EMC Options should be aware that even if the Arrangement otherwise qualifies as a tax-deferred reorganization for U.S. federal income tax purposes, the exchange of EMC Shares for Uranium One Shares and the exchange of EMC Options for Uranium One Options pursuant to the Arrangement may be a fully taxable disposition pursuant to the PFIC rules (See ”Certain U.S. Tax Considerations for U.S. Securityholders — Taxation of Exchange to U.S. Holders — PFIC Rules”).

The Arrangement may not be completed. Failure to complete the Arrangement could negatively affect EMC’s share price, future business and operations.

The completion of the Arrangement is subject to the requirement to obtain certain securityholder, regulatory and other approvals, limits on the number of dissenting EMC Shares and other customary closing conditions. If the Arrangement is not completed: (a) the price of the EMC Shares may decline to the extent that the relevant current market price reflects a market assumption that the Arrangement will be completed; (b) certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred by EMC, must be paid by EMC even if the Arrangement is not completed; (c) EMC may be required to pay Uranium One the Break Fee, which could adversely affect EMC’s financial condition; and (d) if the Arrangement is terminated and the EMC Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid by Uranium One pursuant to the Arrangement.

Risks associated with the exchange ratio.

Pursuant to the provisions of the Plan of Arrangement, each EMC Share will be exchanged for 1.15 Uranium One Shares. This exchange ratio is fixed and it will not increase or decrease due to fluctuations in the market price of either the Uranium One Shares or the EMC Shares. The market value of the consideration that EMC Shareholders will receive in the Arrangement will depend on the market price of the Uranium One Shares on the Effective Date. If the market price of the Uranium One Shares increases or decreases, the market value of the Uranium One Shares that EMC Shareholders will receive will correspondingly increase or decrease.

Because the Effective Date will be later than the Meeting Date, the price of the Uranium One Shares on the Effective Date may be higher or lower than the price on the Meeting Date. In addition, the number of Uranium One Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of EMC Shares. Thus, the value of a Uranium One Share relative to an EMC Share may decrease if the market price of an EMC Share increases, or the market price of a Uranium One Share decreases, prior to the Effective Time. Many of the factors that affect the market price of the Uranium One Shares and the EMC Shares are beyond the control of Uranium One and EMC, respectively.

These factors include fluctuations in commodity prices, most importantly uranium and gold, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

Uncertainties associated with the Arrangement.

The Arrangement will involve the integration of companies that previously operated independently. An important factor in the success of the Arrangement will be the ability of the management of the combined entity in managing EMC and, if appropriate, integrating all or part of the operations, systems, technologies and personnel of the two companies following the completion of the Arrangement. The Arrangement and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees, customers or suppliers. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of the Combined Company. In addition, the Combined Company may incur charges related to the Arrangement and related to integrating the two companies. There can be no assurance that the Combined Company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Arrangement or that the benefits expected from the Arrangement will be realized.

Increased Number of Uranium One Shares may increase the volatility of Uranium One’s share price.

Although the issuance of Uranium One Shares under the Arrangement should increase liquidity in the market for such Uranium One Shares, there may be greater volatility of market prices in the near term pending the creation of a stable shareholder base. Any such volatility could result in a decline in the market price of Uranium One Shares.

The value of Uranium One Shares may be adversely affected by any inability of the Combined Company to achieve the benefits expected to result from the completion of the Arrangement.

Achieving the benefits of the Arrangement will depend in part upon meeting the challenges inherent in the successful combination of business enterprises of the size and scope of Uranium One and EMC and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that the Combined Company will meet these challenges and that such diversion will not negatively impact the operations of the Combined Company following the closing of the Arrangement.

The Combined Company may not realize the benefits of its growth projects.

As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop uranium and other mineral projects and will have a larger number of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks and uncertainties relating to capital and other costs and financing risks. The failure to successfully develop any of these initiatives could have a Material Adverse Effect on the Combined Company’s financial position and results of operations.

The Combined Company may not meet key production and other cost estimates.

A decrease in the amount and a change in the timing of the production outlook for the Combined Company will directly impact the amount and timing of the Combined Company’s cash flow from operations. The actual impact of such a decrease on the Combined Company’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels and may require additional borrowings to fund capital expenditures, including capital for the Combined Company’s development projects, in the future. Any such financing requirements could adversely affect the Combined Company’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements or increase its debt financing costs. In addition, a number of these and other developments or events, including changes in credit terms, demand for the Combined Company’s products and production disruptions, could make historical trends in Uranium One’s and EMC’s cash flows less meaningful for future cash flow predictions. The level of production and capital and operating cost estimates relating to growth projects which are used in establishing estimates of uranium and gold reserves or for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Combined Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Combined Company’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Combined Company may face increased risk associated with labour relations.

Strikes and other labour disruptions at any of the Combined Company’s operations or lengthy work interruptions at the Combined Company’s existing and future development projects could materially adversely affect the timing and completion and the cost of any such project, as well as the Combined Company’s business, results of operations, financial condition and liquidity.

The Combined Company will not be subject to SEC reporting and other requirements after the Arrangement, which may cause certain information and rights currently available to EMC Shareholders to be unavailable after the Arrangement.

The EMC Shares are currently registered under Section 12 of the U.S. Exchange Act, and EMC is subject to the periodic reporting requirements and certain other requirements of the U.S. federal securities laws that are applicable to foreign private issuers, including the requirement to file an annual report with the SEC including a reconciliation of EMC’s financial statements to U.S. GAAP, requirements relating to the reporting of beneficial ownership of EMC Shares, tender offer regulations and certain provisions of the Sarbanes-Oxley Act. The Uranium One Shares are not subject to the registration or reporting requirements under the U.S. Exchange Act or the other requirements described above. Accordingly, if the Arrangement is completed, holders of Combined Company securities may not have access to all of the information regarding, and rights with respect to, the Combined Company that the holders of EMC securities currently enjoy.

The $55 million break-up fee payable by EMC under specified circumstances and certain restrictions contained in the Combination Agreement may discourage third party proposals to acquire EMC that EMC Securityholders may otherwise find desirable.

Pursuant to the terms of the Combination Agreement, EMC may incur a termination fee of up to $55,000,000 if the Arrangement is terminated under specified circumstances. See “The Combination Agreement and Related Agreements — Break Fee and Reimbursement of Expenses”. This termination fee may discourage third party proposals to acquire EMC that EMC Securityholders might otherwise find desirable, to the extent that a potential acquiror would not be willing to assume the termination fee. The Combination Agreement also prohibits EMC from soliciting, initiating, facilitating, engaging in, or responding to or encouraging any inquiries, proposals or alternative transactions with any third party, subject to certain exceptions set forth in the

Combination Agreement. See “The Combination Agreement and Related Agreements — Non-Solicitation Covenants of EMC”.

The Fairness Opinion will not reflect changes in circumstances between the signing of the Combination Agreement and the closing of the Arrangement.

The Combination Agreement does not require that GMP’s Fairness Opinion be updated as a condition to consummating the Arrangement, and neither EMC nor Uranium One currently intends to request that the Fairness Opinion be updated. As such, the Fairness Opinion does not reflect any changes with respect to either EMC or Uranium One since June 3, 2007, including any change in the relative values of EMC Shares or Uranium One Shares subsequent to June 3, 2007, the date of the Fairness Opinion. The market price of the EMC Shares and the Uranium One Shares may vary significantly between the date hereof and the date of the consummation of the Arrangement.

The directors and senior officers of EMC have interests in the completion of the Arrangement that may differ from or conflict with the interests of the EMC Securityholders.

In considering the recommendation of the EMC Board and its special committee with respect to the Arrangement, EMC Securityholders should be aware that senior officers of EMC and members of the EMC Board may have interests in the transactions contemplated by the Combination Agreement that are different than, or in addition to, the interests of the EMC Securityholders generally. Certain senior officers and members of the EMC Board own equity interests in EMC or Uranium One, are a party to employment and indemnification arrangements, have potential rights to certain other benefits on a change in control, including potential acceleration of vesting of outstanding equity awards, and have rights to ongoing indemnification that provide them with interests in the Arrangement that may differ from the interests of EMC’s Securityholders generally. The EMC Board and its special committee were aware of these interests and considered them, among other matters, in approving the Combination Agreement and making its recommendation.

Most or all of the Uranium One Shares issued in the Arrangement will be eligible for sale immediately after the Arrangement is completed, which could result in a decline in the market price of Uranium One Shares.

Holders of EMC Shares will receive a substantial number of Uranium One Shares as a result of the Arrangement. Except for persons or entities that are affiliates of EMC prior to the Effective Time, or who are affiliates of Uranium One prior to or following the Effective Time, holders of Uranium One Shares will be entitled to immediately sell their Uranium One Shares inside or outside the United States. In addition, EMC anticipates that affiliates will be eligible to immediately sell their Uranium One Shares outside the United States through trades effected on the TSX or JSE. If one or more holders of Uranium One Shares sell substantial amounts of the Uranium One Shares into the public market following the closing of the Arrangement, the market price of the Uranium One Shares could decline significantly.

Uranium One Shares received in the Arrangement will not be traded on a recognized U.S. securities exchange or trading market, which could affect the ability of U.S. shareholders to resell their Uranium One Shares or potentially affect liquidity or price.

The Uranium One Shares will not be listed for trading on any U.S. exchange or trading market. Thus, U.S. holders of Uranium One Shares may be required to trade such shares outside the United States, with the TSX and JSE being the most likely exchanges where such trades may occur. The absence of an active U.S. trading market could decrease the liquidity of the Uranium Shares held by U.S. holders. See “Securities Law Concerns — U.S. Securities Laws”.

Risk Factors Relating to Uranium One

For a discussion of risk factors relating to the business of Uranium One and an investment in Uranium One Shares please refer to the risk factors contained in the Uranium One AIF and the UrAsia AIF, which risk factors are incorporated herein.

ADDITIONAL INFORMATION

Additional information relating to EMC may be found on SEDAR, at www.sedar.com, or on EDGAR at www.sec.gov. Financial information is provided in EMC’s comparative financial statements and management discussion and analysis in respect of its most recently completed financial year. EMC Securityholders may request copies of EMC’s financial statements and management discussion and analysis with respect thereto by contacting EMC’s Corporate Secretary at Suite 1238 — 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, or by phone at 604-684-9007.

Documents Filed as Part of the U.S. Registration Statement

Uranium One will file a Registration Statement on Form F-80 under the U.S. Securities Act with the SEC in order to register the issuance pursuant to the Arrangement of the Uranium One Shares to the EMC Shareholders in exchange for their EMC Shares. This Circular will form a part of the Registration Statement. The following documents will be filed with the SEC as a part of the Registration Statement: (i) the Combination Agreement and related instruments; (ii) the documents listed in this Circular as incorporated by reference herein; (iii) powers of attorney pursuant to which amendments to the Registration Statement may be signed; and (iv) consents of auditors, counsel and engineers.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Uranium One at 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2, Telephone: (416) 350-3657. You may also read and copy the Registration Statement, including the exhibits to the Registration Statement, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov, from which you can electronically access the Registration Statement, including those exhibits that have been filed electronically.

AUDITORS’ CONSENTS

CONSENT OF DAVIDSON & COMPANY LLP

We have read the management information circular of Energy Metals Corporation (“EMC”) dated June 25, 2007 relating to the Plan of Arrangement involving EMC and Uranium One Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned information circular of our report to the shareholders of EMC on the consolidated balance sheets of EMC as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004. Our report is dated August 23, 2006.

Vancouver, British Columbia	“Davidson & Company LLP”
June 25, 2007	Chartered Accountants

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the management information circular of Energy Metals Corporation (“EMC”) dated June 25, 2007 relating to a Plan of Arrangement involving EMC and Uranium One Inc. (“Uranium One”), and have no reason to believe that there are any misrepresentations in the information contained in the above-mentioned information circular derived from the financial statements on which we have reported or within our knowledge as a result of the audit of the financial statements. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned information circular of our report to the shareholders of sxr Uranium One Inc. on the consolidated balance sheets of sxr Uranium One Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated March 28, 2007.

Toronto, Ontario	“PricewaterhouseCoopers LLP”
June 25, 2007	Chartered Accountants, Licensed Public Accountant

CONSENT OF KPMG LLP

The Board of Directors of Energy Metals Corporation

We have read the Management Information Circular of Energy Metals Corporation (“EMC”) dated June 25, 2007 relating to a Plan of Arrangement involving EMC and Uranium One Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Management Information Circular of our report to the shareholders of High Plains Uranium, Inc., on the consolidated balance sheets of High Plains Uranium, Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year ended March 31, 2006 and period from incorporation on April 6, 2004 to March 31, 2005. Our report is dated June 9, 2006.

Toronto, Ontario	“KPMG LLP”
June 25, 2007	Chartered Accountants,
Licensed Public Accountants

CONSENT OF DELOITTE & TOUCHE LLP

We have read the management information circular of Energy Metals Corporation (“EMC”) dated June 25, 2007 relating to a Plan of Arrangement involving EMC and Uranium One Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of UrAsia Energy Ltd. (“UrAsia”) on the consolidated balance sheets of UrAsia as at July 31, 2006 and 2005, and the consolidated statements of operations, (deficit) retained earnings and cash flows for the year ended July 31, 2006 and for the period from inception (April 19, 2005) to July 31, 2005. Our report is dated November 21, 2006.

We also consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of UrAsia on the consolidated balance sheets of UrAsia as at December 31, 2006 and July 31, 2006, and the consolidated statements of operations, (deficit) retained earnings and cash flows for the five month period ended December 31, 2006 and the year ended July 31, 2006. Our report is dated March 27, 2007.

Vancouver, British Columbia	“Deloitte & Touche LLP”
June 25, 2007	Chartered Accountants

DIRECTORS’ APPROVAL

Approval

The contents and sending of the Notice of Meeting and this Circular have been approved and authorized by the EMC Board.

ENERGY METALS CORPORATION

By: “Paul Matysek”
President, CEO and Director

APPENDIX “A”

ARRANGEMENT RESOLUTION

ENERGY METALS CORPORATION

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (as the same may be, or may have been, amended, modified or supplemented) (the ”Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving Energy Metals Corporation (“EMC”), the EMC Securityholders (as defined in the Plan of Arrangement referred to in paragraph 2 of this resolution) and Uranium One Inc. (“Uranium One”), as more particularly described and set forth in the management information circular (the ”Circular”) of EMC dated June 25, 2007, is hereby authorized, approved and adopted.

2.

The plan of arrangement (as the same may be, or may have been, amended, modified or supplemented) (the ”Plan of Arrangement”) involving EMC and Uranium One, included as Appendix ”B” to the Circular, is hereby authorized, approved and adopted.

3.

The combination agreement (as the same may be, or may have been, amended, modified or supplemented) (the ”Combination Agreement”) dated June 3, 2007 between Uranium One and EMC, the actions of the directors of EMC in approving the Arrangement and Combination Agreement and the actions of the directors of EMC in executing and delivering the Combination Agreement and causing the performance by EMC of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4.

Notwithstanding (i) that this special resolution has been approved (and the Arrangement adopted) by the shareholders and optionholders of EMC in accordance with the interim order of the Supreme Court of British Columbia (the ”Court”) as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of EMC are hereby authorized and empowered without further notice to, or approval of, the EMC Securityholders, (A) to amend the Combination Agreement or the Plan of Arrangement, to the extent permitted by the Combination Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Combination Agreement, to determine not to proceed with the Arrangement at any time prior to the effective time of the Arrangement.

5.

Any one officer or director of EMC is hereby authorized and directed for and on behalf of EMC to execute or cause to be executed, under the seal of EMC or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX “B”

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1   Definitions.  In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a Person or its business, undertaking, property or securities;

“Arrangement” means an arrangement involving Uranium One and EMC to be effected under the provisions of section 288 of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or provisions hereto or made at the discretion of the Court in the Final Order;

“BCBCA” means the Business Corporations Act (British Columbia), as amended and the regulations thereunder;

“Business Day” means a day, other than Saturday, Sunday, or a statutory or civic holiday in Johannesburg, South Africa or Vancouver, British Columbia, Canada;

“Combination Agreement” means the combination agreement made as of the 3rd day of June, 2007, between Uranium One and EMC;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services at its principal offices in the cities of Vancouver and Toronto;

“Dissent Rights” has the meaning set out in Section 4.1 hereof;

“Effective Date” means the date upon which all of the conditions to the completion of the Arrangement have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of EMC or Uranium One, as the case may be, acting reasonably, or such other date as EMC and Uranium One may agree;

“Effective Time” means 2:00 p.m. (Vancouver time) on the Effective Date;

“EMC” means Energy Metals Corporation, a body corporate existing under the laws of the Province of British Columbia;

“EMC Circular” means the management information circular of EMC prepared in respect of the EMC Meeting;

“EMC Common Share” means a common share in the capital of EMC;

“EMC Meeting” means the special meeting of the EMC Securityholders, including any and all adjournments and postponements thereof, called for the purpose of considering and, if thought fit, approving the EMC Resolution;

“EMC Options” means all stock options to acquire common shares of EMC, outstanding immediately prior to the Effective Time, whether vested or unvested,

(a)   issued pursuant to its Amended and Restated Stock Option Plan dated for reference December 11, 2003, as amended November 22, 2004, November 17, 2005, April 11, 2006 and June 9, 2006, and

(b)   originally issued by Quincy Energy Corp. (formerly Quincy Gold Corp.) as options to purchase stock of Quincy Energy Corp., and assumed by EMC pursuant to an agreement and plan of merger between EMC and Quincy Energy Corp. dated as of March 9, 2006, as amended April 5, 2006 and June 28, 2006, and continuing to be governed by the terms of the Quincy Gold Corp. Amended 2003 Key Employee Stock Option Plan;

“EMC Resolution” means the resolution of the EMC Securityholders, voting as a single class at the EMC Meeting, to be passed by a two-thirds majority of votes cast, approving the Arrangement as required by Applicable Laws, to be substantially in the form and content of Schedule J to the Combination Agreement;

“EMC Optionholders” means the holders of EMC Options;

“EMC Securityholders” means collectively the EMC Shareholders and the EMC Optionholders;

“EMC Shareholders” means the Holders of EMC Common Shares;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by such court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” means a registered holder of EMC Common Shares immediately prior to the Effective Time or any person who surrenders to the Depository certificates representing such EMC Common Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

“Interim Order” means the interim order of the Court, which will provide: (i) notice is to be provided in respect of the Arrangement and the EMC Meeting and for the manner in which such notice is to be provided; (ii) that the requisite approval for the EMC Resolution will be two-thirds of the votes cast on the EMC Resolution by EMC Securityholders, voting together as a single class, present in person or by proxy at the EMC Meeting and entitled to vote thereat; (iii) that, in all other respects, the terms, restrictions and conditions of the articles of EMC, including quorum requirements and all other matters, and the provisions of Applicable Laws will apply in respect of the EMC Meeting; and (iv) the grant of dissent rights required;

“ITA” means the Income Tax Act (Canada), as amended;

“Letter of Transmittal” means the letter of transmittal forwarded by EMC to the EMC Shareholders together with the EMC Circular;

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government entity, however designated or constituted;

“Plan of Arrangement”, “hereof”, “hereunder” and similar expressions mean this Plan of Arrangement including the recitals and appendices hereto and any amendments thereof, and not any particular Article, Section or other part hereof and include any amendment agreement or instrument supplementary or ancillary hereto;

“Replacement Options” has the meaning ascribed thereto in section 2.2(c);

“Uranium One” means Uranium One Inc., a body corporate continued under the laws of Canada; and

“Uranium One Common Share” means a common share in the capital stock of Uranium One.

1.2   Number, Gender and Persons.  In this Plan of Arrangement, unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing persons shall include natural persons, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.3   Interpretation Not Affected by Headings, etc.  The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4   Date for Any Action.  In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.5   Statutory References.  Any reference in this Plan of Arrangement to a statute includes all published rules and regulations made thereunder, all amendments to such statute or the published rules and regulations made thereunder in force from time to time and any statute, published rule or regulation that supplements or supersedes such statute or the rules or regulations made thereunder.

1.6   Payments.  Any payments to be made hereunder shall be made without interest.

ARTICLE 2

ARRANGEMENT

2.1   Binding Effect.  This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on EMC, Uranium One and on all of the EMC Securityholders.

2.2   Events Sequential.  At the Effective Time, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)   all issued and outstanding EMC Common Shares (other than EMC Common Shares in respect of which the Holder has duly and validly exercised his Dissent Rights and in respect of which the Holder is ultimately entitled to be paid the fair value thereof, and other than EMC Common Shares beneficially owned, directly or indirectly, by Uranium One) shall be and be deemed to be transferred to Uranium One (free of any claims or encumbrances) and the Holders thereof shall be entitled to receive from Uranium One in exchange for each such EMC Common Share, subject to Section 3.3, 1.15 of a Uranium One Common Share;

(b)   with respect to each EMC Common Share to which paragraph 2.2(a)applies:

(i)    the Holder thereof shall cease to be a Holder of such share and such Holder’s name shall be deemed to be removed from the central securities register of EMC as of the Effective Time; and

(ii)   Uranium One shall be and be deemed to be the transferee of such EMC Common Share (free of any claims or encumbrances) and shall be deemed to be entered in the central securities register of EMC as the Holder thereof; and

(c)   each EMC Option outstanding immediately prior to the Effective Time will be exchanged for an option granted by Uranium One (a “Replacement Option”) to purchase that number of Uranium One Common Shares that is equal to the number of EMC Common Shares that would otherwise have been issuable upon the exercise of such EMC Option immediately prior to the Effective Time multiplied by 1.15 at an exercise price per Uranium One Common Share equal to the exercise price per EMC Common Share of such EMC Option immediately prior to the Effective Time divided by 1.15, provided that (A) if the foregoing calculation results in a Replacement Option being exercisable for a number of Uranium One Common Shares that includes a fraction of a Uranium One Common Share, then the number of Uranium One Common Shares subject to such Replacement Option shall be rounded down to the next whole number of Uranium One Common Shares, (B) if the aggregate exercise price payable to acquire the Uranium One Common Shares under the Replacement Option includes a fraction of a cent, then such aggregate exercise price under such Replacement Option shall be rounded up to the next whole cent, and (C) all other terms and conditions of such Replacement Option, including as to vesting and expiry, will be the same as the terms of the EMC Option exchanged therefor.

ARTICLE 3

CERTIFICATES, PAYMENTS AND FRACTIONS

3.1   Delivery of Consideration.

(a)   At or promptly after the Effective Date, Uranium One will deposit with the Depositary a certificate representing the Uranium One Common Shares payable and issuable in accordance with the provisions of Article 2 hereof. Subject to Section 3.5, on and after the Effective Time, certificates formerly representing EMC Common Shares prior to the Effective Time (other than EMC Common Shares beneficially owned, directly or indirectly, by Uranium One) shall cease to represent such shares and shall represent only the right to receive the consideration therefor specified in Section 2.2 in accordance with the terms of the Arrangement, subject to compliance with the requirements set forth in this Article 3.

(b)   As soon as practicable after the Effective Date, upon the Holder depositing with the Depositary certificates representing EMC Common Shares accompanied by a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, Uranium One shall cause the Depositary to deliver, to the Holder or otherwise in accordance with the Letter of Transmittal, the share certificates evidencing the Uranium One Common Shares to which such Holder is entitled in accordance with the terms of the Arrangement.

(c)   At the Effective Time, each and every certificate, document, agreement or other instrument, if any, formerly representing the EMC Options shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. Each EMC Optionholder shall be entitled to receive instruments representing the Replacement Options to which each such EMC Optionholder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date and Uranium One shall register and make available, or send by first class mail, instruments representing the Replacement Options to the last address of each former holder of EMC Options as shown on the books and records of EMC.

3.2   Distributions with Respect to Unsurrendered Certificates.  No dividends or other distributions declared or made effective after the Effective Time with respect to Uranium One Common Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate unless or until the Holder surrenders such certificate in accordance with Section 3.1. Subject to Applicable Laws, at the time of such surrender of any such certificate (or, in the case of clause (b) below, at an appropriate payment date), there shall be paid to the Holder, without interest:

(a)   the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to the Uranium One Common Shares to which such Holder is entitled;

(b)   on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to the Uranium One Common Shares.

3.3   No Fractional Shares.  No fractional Uranium One Common Shares will be issued to Holders of EMC Common Shares in connection with the Arrangement. If a Holder of EMC Common Shares is entitled to receive a fractional Uranium One Common Share, the number of Uranium One Common Shares issuable to such Holder under the Arrangement will be rounded down to the nearest whole number of Uranium One Common Shares such Holder is entitled to receive under the Arrangement.

3.4   Lost Certificates.  If any certificate which immediately prior to the Effective Time represented outstanding EMC Common Shares that were exchanged pursuant to Article 2 hereof, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing Uranium One Common Shares payable in respect thereof. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Uranium One Common Shares to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and Uranium One in such sum as Uranium One may reasonably direct or otherwise indemnify Uranium One, EMC and the Depositary in a manner satisfactory to them against any claim that may be made against EMC, Uranium One or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

3.5   Unclaimed Certificates.  Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding EMC Common Shares (other than EMC Common Shares beneficially owned, directly or indirectly, by Uranium One) that has not been surrendered with all other documents and instruments required by Article 3 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against EMC or Uranium One and the right of such Holder to receive Uranium One Common Shares, shall, on the sixth anniversary of the Effective Date, be deemed to have been surrendered and forfeited to Uranium One, together with all entitlements to dividends, distributions and any interest thereon held for such former Holder, for no consideration.

3.6   Withholding Rights.  Uranium One and the Depositary shall be entitled to deduct and withhold from any consideration payable to any Holder of EMC Common Shares or any holder of the EMC Options pursuant to Section 2.2 hereof, such amounts as Uranium One or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 4

RIGHTS OF DISSENT

4.1   Dissenting EMC Shareholders.  EMC Shareholders may exercise rights of dissent with respect to EMC Common Shares held by them pursuant to and in the manner set forth in the Interim Order or the Final Order (“Dissent Rights”). EMC Shareholders who exercise such rights to dissent (“Dissenting Shareholders”) and who:

(a)   are ultimately entitled to be paid fair value for their EMC Common Shares in respect of which they dissent shall be deemed to have transferred such shares (free of any claims or encumbrances) to EMC for cancellation contemporaneously with the completion of the step described in Section 2.2(a); or

(b)   are ultimately not entitled, for any reason, to be paid fair value for their EMC Common Shares in respect of which they dissent, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting EMC Shareholder and shall be entitled to receive only the Uranium One Common Shares that such non-dissenting EMC Shareholders are entitled to receive, on the basis set forth in Section 2.2.

4.2   Recognition of Dissenting Shareholders.  Neither EMC, Uranium One nor any other person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of EMC Common Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of EMC.

ARTICLE 5

GENERAL

5.1   Plan of Arrangement Amendment.  EMC and Uranium One reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is: (i) agreed to by Uranium One and EMC pursuant to the Combination Agreement, (ii) filed with the Court and, if made following the EMC Meeting, approved by the Court, and (iii) communicated to the EMC Securityholders if and as required by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by EMC or Uranium One at any time prior to or at the EMC Meeting with or without any other prior notice or communication and, if so proposed and accepted by a two-thirds majority of the votes cast at the EMC Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the EMC Meeting shall be effective only if it is consented to by EMC and Uranium One and if required by the Court, consented to by EMC Securityholders voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Uranium One and EMC following the Effective Date without the approval of the EMC Securityholders, provided that it concerns a matter which, in the reasonable opinion of Uranium One and EMC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any EMC Securityholder.

5.2   Paramountcy.  From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all securities issued by EMC prior to the Effective Time, (ii) the rights and obligations of the EMC Securityholders in respect of their former EMC security holdings shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of EMC shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.3   Termination.  At any time up until the time the Final Order is made, Uranium One and EMC may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the EMC Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Combination Agreement in accordance with its terms.

APPENDIX “C”

NOTICE OF PETITION

AND

INTERIM ORDER

No. S-074334
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ENERGY METALS CORPORATION

ENERGY METALS CORPORATION

PETITIONER

NOTICE OF PETITION

TO:	The Securityholders of Energy Metals Corporation

AND TO:	Uranium One Inc.

NOTICE IS HEREBY GIVEN that an Amended Petition has been filed by Energy Metals Corporation (“EMC”) in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an Arrangement contemplated in a Combination Agreement dated as of June 3, 2007 between EMC and Uranium One Inc.

NOTICE IS FURTHER GIVEN that by Order of the Honourable Mr. Justice Cohen, a judge of the Supreme Court of British Columbia, dated the 25th day of June, 2007, as varied and restated by the Order of the Honourable Mr. Justice Davies, a judge of the Supreme Court of British Columbia, dated June 28, 2007, the Court has given directions by means of a varied and restated interim order (the “Varied and Restated Interim Order”) as to the calling of a meeting (the “Meeting”) of the registered holders of the outstanding common shares of EMC (the “EMC Shareholders”) and the holders of EMC Options (the “EMC Optionholders”) (collectively, the “EMC Securityholders”) for the purpose of, among other things, considering and voting upon the resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, EMC intends to apply to the Supreme Court of British Columbia for a final order approving the Arrangement and declaring it to be fair and reasonable to the EMC Securityholders (the “Final Order”), which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on Friday, the 3rd day of August, 2007 at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

NOTICE IS FURTHER GIVEN that, if granted, the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, with respect to the exchange of the EMC Options for Uranium One options.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Appearance” together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Appearance and any other evidence or materials to EMC’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on August 1, 2007.

YOU OR YOUR SOLICITOR may file the Appearance. You may obtain a form of Appearance at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE AN APPEARANCE AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the final order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of EMC Securityholders.

A copy of the Amended Petition and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any EMC Securityholder upon request in writing addressed to the solicitors of EMC at their address for delivery set out below.

EMC’s address for delivery is:

Stikeman Elliott LLP
Barristers and Solicitors
1700 – 666 Burrard Street
Vancouver, BC V6C 2X8
Attention: Paula J. Price

DATED this 28th day of June, 2007.
/s/ Paula Price
Solicitor for the Petitioner

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY JUN 28 2007 ENTERES	No. S-074334 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ENERGY METALS CORPORATION

ENERGY METALS CORPORATION

PETITIONER

VARIED AND RESTATED INTERIM ORDER

	)	THE HONOURABLE MR. JUSTICE	)
	)	or DAVIES	)	Thursday, the
BEFORE	)	THE HONOURABLE MADAM	)	28th day of
	)	JUSTICE	)	June, 2007
))
))

THE APPLICATION of the petitioner, Energy Metals Corporation (“EMC”), coming on for hearing on the 28th day of June, 2007 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia and on hearing Paula J. Price, counsel for EMC, and UPON READING the materials filed,

THIS COURT ORDERS THAT:

A.                      leave be granted to amend the Petition in the form attached as Exhibit “C” to the Affidavit of Paul Matysek #2 sworn on June 28, 2007; and

B.                        the Order of the Honourable Mr. Justice Cohen pronounced and entered on June 25, 2007 in this proceeding, is hereby varied and restated to the form of this Order.

DEFINITIONS

1.                          As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Special Meeting of Shareholders (the “Notice”) and accompanying management information circular of

EMC (the “Information Circular”), attached as Exhibit “B” to the Affidavit of Paul Matysek sworn June 28, 2007 (the “Matysek Affidavit #2”).

SPECIAL MEETING

2.                          Pursuant to section 291(2)(b)(i), section 289(1)(a)(i) and section 289(1)(e) of the BCBCA, EMC is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the registered holders of EMC common shares (“Registered EMC Shareholders”) and holders of options to acquire EMC common shares (“EMC Optionholders”) (collectively, “EMC Securityholders”) to be held in the Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia on July 31, 2007 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)                    to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving in accordance with section 289(1)(a)(i) and section 289(1)(e) of the BCBCA an arrangement substantially as contemplated in the Plan of Arrangement (the “Arrangement”), a draft of which special resolution is attached as Appendix A to the Circular; and

(b)                   to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

3.                          The Meeting shall be called, held and conducted in accordance with the BCBCA, the Notice, the Information Circular, the articles of EMC and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency this Interim Order shall govern or, if not specified in the Interim Order, the Information Circular shall govern.

AMENDMENTS

4.                          EMC is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement as it may determine without any additional notice to or authorization of the EMC Securityholders. The Arrangement, as so amended, modified or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.                          Notwithstanding the provisions of the BCBCA and the articles of EMC, the EMC Board of Directors by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the

Meeting or first obtaining any vote of the EMC Securityholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or notice sent to the EMC Securityholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the EMC Board of Directors.

RECORD DATE

6.                          The record date (the “Record Date”) for determining EMC Securityholders entitled to receive the Notice, the Information Circular and the forms of proxy for use by the EMC Securityholders (collectively, the “Meeting Materials”) shall be the close of business on June 21, 2007, as previously approved by the Board of Directors of EMC and published by EMC.

NOTICE OF SPECIAL MEETING

7.                          The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and EMC shall not be required to send to the EMC Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

8.                          The Meeting Materials, with such amendments or additional documents as counsel for EMC may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent:

(i)                        to Registered EMC Shareholders determined as at June 21, 2007 (the “Record Date”), at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery and the date of the Meeting, by first class prepaid mail or by delivery in person or by recognized courier service, addressed to the Registered EMC Shareholder at its address as it appears in the central securities register of EMC as at the Record Date; or

(ii)                     to beneficial EMC Shareholders (those whose names do not appear in the central securities register of EMC), by providing, at least three business days before the twenty-first day prior to the Meeting, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to Beneficial EMC Shareholders;

(iii)                  to EMC Optionholders determined as at June 21, 2007 (the “Record Date”), at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery and the date of the Meeting, by first class prepaid mail or by delivery in person or by recognized courier service, addressed to the Registered EMC Optionholder at its address as it appears in the central securities register of EMC as at the Record Date;

(iv)                 at any time by email or facsimile transmission to any EMC Securityholder who identifies himself to the satisfaction of EMC (acting through its representatives), who requests such email or facsimile transmission and, if required by EMC, agrees to pay the charges related to such transmission;

(v)                    to the directors and auditors of EMC by first class prepaid mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

9.                          The Meeting Materials shall not be sent to EMC Registered Shareholders where mail previously sent to such holders by EMC or its registrar and transfer agent has been returned to EMC or its registrar and transfer agent on at least two previous consecutive occasions.

10.                    Accidental failure of or omission by EMC to send the Meeting Materials to any one or more EMC Securityholders, or the non-receipt of the Meeting Materials, or any failure or omission to send the Meeting Materials as a result of events beyond the reasonable control of EMC (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or, in relation to notice to EMC Securityholders a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of EMC, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11.                    The Meeting Materials and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received,

(a)                    in the case of mailing, one (1) day after delivery thereof to the post office or public letter box;

(b)                   in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)                    in the case of transmission by email or facsimile, upon the transmission thereof;

(d)                   in the case of advertisement, at the time of publication of the advertisement;

(e)                    in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f)                      in the case of Beneficial EMC Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

12.       Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the EMC Securityholders by press release, news release, newspaper advertisement or by notice sent to the EMC Securityholders by any of the means set forth in paragraph 8, as determined to be the most appropriate method of communication by the Board of Directors of EMC.

PERMITTED ATTENDEES

13.       The only persons entitled to attend the Meeting shall be:

(a)                    Registered EMC Shareholders and EMC Optionholders as at the close of business on the Record Date, or their respective proxyholders;

(b)                   EMC directors, officers, auditors and advisors; and

(c)                    other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting shall be the Registered EMC Shareholders and EMC Optionholders as at the close of business on the Record Date, or their respective proxyholders.

SOLICITATION OF PROXIES

14.                    EMC is authorized to use the forms of proxy for EMC Securityholders in substantially the same form as are attached as Exhibits “C” and “D” to the Affidavit of Paul Matysek, sworn on June 25, 2007 (the “Matysek Affidavit #1”), subject to EMC’s ability to insert dates and other relevant information in the final form of proxy and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. EMC is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

15.                    The procedures for the use of proxies at the Meeting and revocation of proxies shall be as set out in the Notice and the Information Circular.

16.                    EMC may in its discretion generally waive the time limits for the deposit of proxies by EMC Securityholders if EMC deems it advisable to do so, such waiver to be endorsed by the initials on the proxy of the Chair.

QUORUM AND VOTING

17.                    At the Meeting, the votes shall be taken on the following bases:

(a)                    each Registered EMC Shareholder whose name is entered on the register of Shareholders of EMC at the close of business on the Record Date is entitled to one (1) vote for each EMC Share registered in his/her/its name;

(b)                   each EMC Optionholder whose name is entered on the register of Optionholders of EMC at the close of business on the Record Date is entitled to one (1) vote for each EMC Common Share such EMC Optionholder would receive upon a valid exercise of EMC Options held by that EMC Optionholder; and

(c)                    the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least two-thirds of the total votes cast by the EMC Securityholders, voting as a single class, present in person or by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions).

18.                    A quorum at the Meeting shall be one person who is a shareholder, or who is otherwise permitted to vote shares of EMC at a meeting of shareholders pursuant to the articles of EMC, present in person or by proxy.

SCRUTINEER

19.                    The scrutineer for the Meeting shall be Computershare Investor Services Inc. (acting through its representatives for that purpose). The duties of the scrutineer shall include:

(a)                    invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)                   reporting to the Chair on the quorum of the Meeting;

(c)                    reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d)                   providing to EMC and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

20.                    Each Registered EMC Shareholder is granted the following rights to dissent (the “Dissent Rights”) in respect of the Arrangement Resolution:

(a)                    a Registered EMC Shareholder intending to exercise the Dissent Rights must give a written notice of dissent (a “Dissent Notice”) to EMC, at its head office at Suite 1238 - 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, Attention: Corporate Secretary, to be received by EMC no later than 4:00 pm (Vancouver time) on July 27, 2007 and must comply with this paragraph 20;

(b)                   a Dissent Notice must specify the name and address of the Registered EMC Shareholder, the number of EMC Common Shares in respect of which the Dissent Notice is being given (the “Notice Shares”) and:

(i)                        if the Dissent Notice is being given by the Registered EMC Shareholder on its own behalf, the Dissent Notice must state that either:

(A)                the Notice Shares constitute all of the EMC Common Shares of which the Registered EMC Shareholder is the beneficial owner; or

(B)                  the Notice Shares constitute all of the EMC Common Shares of which the Registered EMC Shareholder is both the registered and beneficial owner, the number of EMC Common Shares of which the Registered EMC Shareholder is the beneficial owner but not the registered owner and, in respect of such shares of which the

Registered EMC Shareholder is only the beneficial owner, the names of the registered owners of such shares, the number of such shares held by each of them and that Dissent Notices are being, or have been, given in respect of all such shares;

(ii)                     if the Dissent Notice is being given by the Registered EMC Shareholder on behalf of another person who is the beneficial owner of the Notice Shares (the “Dissenting Owner”), the Dissent Notice must so state and must also:

(A)                state the name and address of the Dissenting Owner;

(B)                  state that the Notice Shares represent all of the EMC Common Shares registered in the name of the Registered EMC Shareholder which are beneficially owned by the Dissenting Owner; and

(C)                  include a statement from the Dissenting Owner stating the number of EMC Common Shares of which the Dissenting Owner is the beneficial owner and, in respect of any such shares which are not Notice Shares, stating whether the Dissenting Owner is also the registered owner of any such shares (and, if so, stating the number of such shares) and if not, stating the names of the registered owners of such shares and the number of such shares held by each such registered owner, and that notices of dissent are being, or have been, given in respect of all such shares;

(c)                    a Registered EMC Shareholder must not vote in favour of the Arrangement Resolution any EMC Common Shares registered in its name in respect of which the Registered EMC Shareholder has given a Dissent Notice;

(d)                   if the Arrangement Resolution is passed at the Meeting, EMC must send by registered mail to every Registered EMC Shareholder which has duly and validly given a Dissent Notice, prior to the date set for the hearing of the Final Order, a notice (a “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, EMC intends to complete the Arrangement and advising the Registered EMC Shareholder that if the Registered EMC Shareholder wishes to proceed with its dissent, the Registered EMC Shareholder must comply with the requirements of paragraph 20(e);

(e)                    a Registered EMC Shareholder that wishes to proceed with its dissent must give to EMC at its head office at Suite 1238 - 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, Attention: Corporate Secretary, to be received by EMC no later than 4:00 pm (Vancouver time) on the date which is 14 days after the date of mailing of the Notice of Intention:

(i)                        a written statement that the Registered EMC Shareholder requires EMC to purchase all of the Notice Shares,

(ii)                     the certificates representing the Notice Shares, and

(iii)                  if paragraph 20(b)(i)(B) or 20(b)(ii) applies, a written statement that:

(A)                is signed by the beneficial owner on whose behalf the Dissent Rights are being exercised, and

(B)                  sets out whether or not the beneficial owner is the beneficial owner of other EMC Common Shares and, if so, states:

(I)                       the names of the registered owners of those other shares,

(II)                   the number of those other shares that are held by each of those registered owners, and

(III)               that the Dissent Rights have been exercised in respect of all of those other shares;

(f)                      if a Registered EMC Shareholder fails to strictly comply with the foregoing requirements of the Dissent Rights with respect to any Notice Shares, EMC shall return to the Registered EMC Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 20(e), EMC shall cease to have any further obligation to the Registered EMC Shareholder under paragraph 20(k) with respect to those Notice Shares and, if the Arrangement is completed, that Registered EMC Shareholder shall be deemed to have participated in the Arrangement with respect to those Notice Shares on the same terms as other Registered EMC Shareholders who did not give a Dissent Notice to EMC;

(g)                   if a Dissent Notice is given to EMC in respect of Notice Shares by a Registered EMC Shareholder who is the beneficial owner of those Notice Shares, or by a Registered EMC Shareholder on behalf of another person who is the beneficial owner of those Notice Shares, and the foregoing Dissent Rights are not strictly complied with in respect of all the EMC Common Shares beneficially owned by that beneficial owner, EMC shall return to the Registered EMC Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 20(e), EMC’s obligations under paragraph 20(k) shall terminate with respect to those Notice Shares and, if the Arrangement is completed, that Registered EMC Shareholder shall be deemed to have participated in the Arrangement with respect to those Notice Shares on the same basis as other Registered EMC Shareholders who did not give a Dissent Notice to EMC;

(h)                   a Registered EMC Shareholder that complies with the foregoing requirements of the Dissent Rights (a “Dissenting Shareholder”) with respect to Notice Shares is not able to withdraw its dissent and, on the Effective Date immediately following completion of the steps described in section 2.2 of the Plan of Arrangement, the Dissenting Shareholder will be deemed to have transferred to EMC all of those Notice Shares (hereinafter the “Dissent Shares”) (free and clear of any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charges or encumbrances whatsoever) for cancellation without any further act or formality, and will have no further right in respect of the Dissent Shares other than to be paid for the Dissent Shares in accordance with paragraph 20(k) and, from and after the time at which the Dissenting Shareholder is deemed to have transferred to EMC the Dissent Shares; (i) in no case shall EMC be required to recognize such Dissenting Shareholder as a holder of those Dissent Shares; and (ii) the name of such Dissenting Shareholder shall be removed from EMC’s central securities register with respect to those Dissent Shares;

(i)                       a Dissenting Shareholder who is ultimately determined not to be entitled, for any reason, to be paid fair value for its Dissent Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting EMC Shareholder and shall be entitled to receive only the Uranium One Common Shares that such non-dissenting EMC Shareholders are entitled to receive pursuant to the Arrangement;

(j)                       if a Dissenting Shareholder complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, EMC shall return to the Dissenting Shareholder the certificates representing the Dissent Shares, if any, delivered to it pursuant to paragraph 20(e) and EMC shall have no obligations to the Dissenting Shareholder under paragraphs 20(k) and 20(l);

(k)                    EMC shall promptly pay to a Dissenting Shareholder, for each Dissent Share:

(i)                        the amount agreed upon by that Dissenting Shareholder and EMC; or

(ii)                     if that Dissenting Shareholder and EMC are unable to agree upon an amount, the amount determined under paragraph 20(l); and

(l)                       EMC or a Dissenting Shareholder who has not reached an agreement with EMC under paragraph 20(k)(i) may apply to the Court and the Court may:

(i)                        determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(ii)                     join in the application every Dissenting Shareholder, other than a Dissenting Shareholder who has reached an agreement with EMC under paragraph 20(k)(i); and

(iii)                  make consequential orders and give directions it considers appropriate; and

(m)                 for greater certainty, neither EMC, Uranium One, nor any other person shall be required to recognize a Dissenting Shareholder as a registered or beneficial shareholder of EMC Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of EMC.

APPLICATION FOR FINAL ORDER

22.       EMC shall include in the Meeting Materials, when sent in accordance with paragraph 8 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached as Exhibit “E” to the Matysek Affidavit #2, and this Interim Order (collectively, the “Court Materials”), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraph 8 and/or 11 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

23.                    The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, shall be only:

(a)                    EMC;

(b)                   Uranium One; and

(c)                    persons who have served and filed an Appearance and have otherwise complied with the Rules of Court and paragraph 24 of this Interim Order.

24.                    The sending of the Meeting Materials in the manner contemplated by paragraph 8 and/or 11 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall:

(a)                    file an Appearance, in the form prescribed by the Rules of Court, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)                   deliver the filed Appearance together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to EMC’s counsel at:

Stikeman Elliott LLP
Barristers and Solicitors
1700 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Paula J. Price

by or before 4:00 p.m. (Vancouver time) on August 1, 2007.

25.                    Upon the approval by the EMC Securityholders of the Arrangement, in the manner set forth in this Interim Order, EMC may apply to this Court (the “Application”) for an Order:

(a)                    pursuant to section 291(4)(a) of the BCBCA approving the Arrangement; and

(b)                   pursuant to section 291(4)(c) of the BCBCA declaring that the Arrangement is fair and reasonable to the EMC Securityholders;

(collectively the “Final Order”)

and that the hearing of the Application will be held on August 3, 2007 at 9:45 a.m. (Vancouver Time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

26.                    In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered an Appearance in accordance with paragraph 24, need be served and provided with notice of the adjourned hearing date.

VARIANCE

27.                    EMC shall be entitled, at any time, to apply to vary this Interim Order.

28.                    Rules 44 and 51A will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

BY THE COURT
/s/ Illegible
Deputy District Registrar

APPROVED AS TO FORM:
/s/ Paula Price
Counsel for the Petitioner

No. S074334
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002,
CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING ENERGY METALS CORPORATION

ENERGY METALS CORPORATION

PETITIONER

VARIED AND RESTATED INTERIM ORDER

STIKEMAN ELLIOTT LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC V6C 2X8
Telephone (604) 631-1300

COUNSEL: PAULA J. PRICE
FILE NO: 122583.1002

APPENDIX “D”

FAIRNESS OPINION

GMP Securities L.P. 145 King Street West, Suite 300 Toronto, Ontario M5H 1J8 Tel: (416) 367-8600 Fax: (416) 943-6160

June 3, 2007

To the Special Committee of the Board of Directors of

Energy Metals Corporation

Suite 1238  200 – Granville Street

Vancouver, B.C., V6C 1S4

To the Special Committee of the Board of Directors:

GMP Securities L.P. (“GMP”) understands that Energy Metals Corporation (“Energy Metals” or the “Corporation”) intends to enter into an agreement with sxr Uranium One Inc. (“SXR”) by which SXR would acquire, through a court approved plan of arrangement, all of the outstanding common shares of Energy Metals (the “Transaction”).

As consideration for the Transaction, SXR will issue 1.15 shares of SXR for each share of Energy Metals. The terms of the Transaction will be more fully described in the definitive agreement to be entered into between Energy Metals and SXR.

The Corporation requested GMP’s opinion (the “Opinion”) with respect to the fairness of the Transaction, from a financial point of view, to the shareholders of Energy Metals (the “Energy Metals Shareholders”). GMP has not been asked to prepare, and has not prepared, a formal valuation of Energy Metals, SXR or any of their respective securities or assets and the Opinion should not be construed as such.

GMP ENGAGEMENT AND BACKGROUND

GMP was formally engaged by the Special Committee of Energy Metals pursuant to a letter agreement dated May 15, 2007 (the ”Engagement Agreement”).

Under the terms of the Engagement Agreement, GMP agreed to provide the Corporation with various advisory services in connection with the Transaction including, among other things, the provision of the Opinion.

GMP is acting as financial advisor to the Corporation and will receive a fee from the Corporation for its services, including the delivery of the Opinion. In addition, GMP is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation as described in the indemnity that forms part of the Engagement Agreement. The fees payable to GMP by Energy Metals arising from the Engagement Agreement are not contingent upon the conclusions reached by GMP herein.

CREDENTIALS OF GMP SECURITIES L.P.

GMP is a wholly-owned subsidiary of GMP Capital Corp., a publicly listed company on the Toronto Stock Exchange. GMP has offices in Toronto, Calgary, Montreal and Geneva, Switzerland, which provide research, corporate finance advice and services, and engage in trading and investment banking. GMP regularly engages in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engages in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP and the form and content herein have been approved for release by the executive committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters.

INDEPENDENCE OF GMP

GMP is not an insider, associate, or affiliate (as such terms are defined in the Securities Act (Ontario)) (the ”Act”) of Energy Metals or SXR or any of their respective subsidiaries, associates or affiliates and is not an advisor to any person or company other than to Energy Metals with respect to the Transaction.

GMP has acted as an underwriter for Energy Metals in the past 24 months. The most recent transaction for which GMP acted for Energy Metals was in April 2006, in respect of which GMP acted as a co-lead underwriter to Energy Metals in connection with a private placement of $30,250,000 of common shares.

GMP has also acted as an underwriter for SXR in the past 24 months. The most recent transaction for which GMP acted for SXR was in December 2006, in respect of which GMP acted as a co-managing underwriter to SXR in connection with a bought deal financing of $155,250,000 of convertible debentures.

GMP has not entered into any other agreements or arrangements with Energy Metals or SXR or any of their affiliates with respect to any future dealings. GMP may however, in the ordinary course of its business, provide financial advisory or investment banking services to Energy Metals, SXR or any of their respective affiliates from time to time. In addition, in the ordinary course of its business, GMP may actively trade common shares and other securities of the Corporation, as well as securities of SXR for its own account and for the accounts of GMP clients and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or SXR or their respective associates or affiliates, or with respect to the Transaction.

The fees payable to GMP upon delivery of the Opinion are not contingent upon the conclusions reached by GMP in the Opinion.

SCOPE OF REVIEW

In connection with the Opinion, GMP has reviewed and relied upon, among other things, the following:

1.               the most recent draft of the combination agreement between the Corporation and SXR as it relates to financial matters, as of June 2, 2007;

2.               audited consolidated financial statements of the Corporation as at, and for the years ended, June 30, 2005 and June 30, 2006;

3.               audited consolidated financial statements of SXR as at, and for the years ended, December 31, 2005 and December 31, 2006;

4.               unaudited consolidated interim financial statements of the Corporation and SXR for the periods up to and including March 31, 2007;

5.               management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended June 30, 2006;

6.               various published research and industry reports for the Corporation and SXR and for the uranium mining industry;

7.               public information relating to the business, operations, financial performance and stock trading history of the Corporation and SXR and other selected public companies considered by GMP to be relevant;

8.               press releases issued by the Corporation and SXR for the last three years that have been filed with the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators;

9.               filings for the last three years submitted by the Corporation and SXR that are publicly available on SEDAR;

10.         publicly available information with respect to other transactions comparable to the Transaction considered by GMP to be relevant;

11.         discussions in respect of the business, financial condition and prospects of Energy Metals with certain senior officers, management and directors of Energy Metals;

12.         a certificate of the Chief Executive Officer and the Chief Financial Officer of the Corporation dated June 3, 2007 (the ”Certificate”);

13.         such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

GMP has not, to the best of its knowledge, been denied access by the Corporation or SXR to any information requested. GMP did not meet with the auditors of the Corporation or SXR and has assumed the accuracy and fair presentation of the audited and unaudited consolidated financial statements of the Corporation and, as applicable, the reports of the auditors thereon.

ASSUMPTIONS AND LIMITATIONS

With the Special Committee’s approval, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Corporation, its subsidiaries and the respective directors, officers, associates, affiliates, consultants, advisors and representatives thereof (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, GMP has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

The Chief Executive Officer and the Chief Financial Officer of the Corporation have represented to GMP in the Certificate, among other things, that (i) the Information provided orally by or in the presence of an officer or director of Energy Metals or in writing by Energy Metals or orally or in writing by agents of Energy Metals to GMP relating to the Corporation or the Transaction for the purpose of preparing this Opinion was, at the date the Information was provided to GMP, and is, except as has been disclosed in writing to GMP, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Act) in respect of the Corporation or the Transaction or omit to state a material fact, necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was disclosed or provided to GMP, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Energy Metals and there is no new material fact which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any materially adverse respect or which would reasonably be expected to have a material affect on the Opinion.

GMP has assumed that all conditions precedent to the completion of the Transaction can be satisfied in the time required and that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to the Corporation or liability of the Corporation to third parties, that the procedures being followed to implement the Transaction are valid and effective, that all required documents will be distributed to the shareholders of the Corporation in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to GMP in discussions with management, officers and directors of the Corporation. In its analyses and in preparing the Opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or any party involved in the Transaction and, while reasonable under current circumstances, may prove to be incorrect.

The Opinion is not, and should not be construed as, a valuation of Energy Metals or SXR, or any of the assets or securities thereof. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which shares of the Corporation (before or after completion of the Transaction) may trade at any future date.

The Opinion has been provided solely for the use of the Special Committee of the Board of Directors of the Corporation for the purposes of considering the Transaction and may not be used by any other person or relied upon by any other person or for any other purpose without the express prior written consent of GMP. The Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to GMP’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Opinion. Any reference to the Opinion or the engagement of GMP by the Special Committee of Energy Metals is expressly prohibited without the express written consent of GMP.

GMP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by GMP, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Opinion is not to be construed as a recommendation to any holder of common shares of Energy Metals as to whether to vote in favour of the Transaction.

APPROACH TO FAIRNESS

In connection with the Opinion, GMP has performed a variety of financial and comparative analyses. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analysis or factor, but rather has made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

In coming to its determination of fairness, GMP applied a variety of financial metrics and performed a number of financial analyses to the assets of the Corporation and SXR, including, but not limited to historical trading, market comparables as well as precedent transaction analysis.

CONCLUSION

Based on and subject to the foregoing and such other factors as GMP considered relevant, GMP is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the Energy Metals Shareholders.

Yours very truly,

GMP SECURITIES L.P.

APPENDIX “E”

URANIUM ONE INC.

UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

MARCH 31, 2007

URANIUM ONE INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As at March 31, 2007

(Unaudited)

(Expressed in thousands of United States dollars)

	UrAsia Energy Ltd.	Uranium One Inc.	Energy Metals Corporation	Note 5	Pro forma adjustments	Pro forma consolidated
	$	$	$		$	$
			(Schedule 1)

Assets
Current assets
Cash and cash equivalents	104,751	287,693	56,708	(a)	19,813	468,965
Marketable securities	—	—	27,439	(c)	4,361	31,800
Accounts receivable	30,943	31,124	1,058		—	63,125
Inventories	9,709	1,648	—		—	11,357
Other current assets	2,262	—	1,063		—	3,325
	147,665	320,465	86,268		24,174	578,572

Mineral properties, plant and equipment	777,888	325,989	128,327		—	1,232,204
Loans to joint ventures	40,600	—	—		—	40,600
Other non-current assets	33,797	4,071	5,868	(d)	(2,390)	41,346
Unallocated purchase price	—	—	—	(b)	1,362,798	2,776,498
				(d)	1,413,700
	999,950	650,525	220,463		2,798,282	4,669,220

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16,246	28,069	1,368	(b)	8,000	69,209
				(d)	15,526
Short-term loans	—	50,664	—		—	50,664
Income taxes payable	7,237	—	—		—	7,237
Other current liabilities	—	943	—		—	943
	23,483	79,676	1,368		23,526	128,053

Asset retirement obligations	3,013	4,416	2,342		—	9,771
Convertible debentures	—	112,991	—		—	112,991
Future income taxes	344,418	30,527	28,525		—	403,470
Other non-current liabilities	1,492	293	—		—	1,785
	372,406	227,903	32,235		23,526	656,070

Non-controlling interests	—	11,406	—		—	11,406

Shareholders’ equity
Share capital	614,414	525,356	203,155	(a)	19,813	3,800,414
				(b)	1,271,732
				(d)	1,165,944
Investment in treasury stock	—	—	(1,505)	(b)	1,505	—
Contributed surplus	34,363	16,755	9,328	(b)	63,172	177,363
				(d)	53,745
Convertible debentures	—	20,937	—	(d)	24,263	45,200
Deficit	(21,233)	(161,318)	(22,750)	(b)	22,750	(21,233)
				(d)	161,318
Comprehensive income	—	9,486	—	(b)	(4,361)	—
				(c)	4,361
				(d)	(9,486)
	627,544	411,216	188,228		2,774,756	4,001,744
	999,950	650,525	220,463		2,798,282	4,669,220

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

URANIUM ONE INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Three months ended March 31, 2007

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	UrAsia Energy Ltd.	Uranium One Inc.	Energy Metals Corporation	Note 5	Pro forma adjustments	Pro forma consolidated
	$	$	$		$	$
			(Schedule 2)

Revenue	41,730	688	—		—	42,418
Cost of sales	(11,902)	(715)	—		—	(12,617)

Earnings (loss) from mine operations	29,828	(27)	—		—	29,801
General and administration	1,304	2,677	4,089		—	8,070
Share option expense	3,377	2,436	2,079		—	7,892
Exploration	1,459	4,517	—		—	5,976
Other	161	(716)	—		—	(555)

Earnings (loss) from operations	23,527	(8,941)	(6,168)		—	8,418

Other income (expenses)
Interest expense	—	(4,097)	—		—	(4,097)
Interest income	2,203	3,530	755		—	6,488
Dilution gain	—	5,741	—		—	5,741
Foreign exchange loss	(7,431)	(202)	(317)		—	(7,950)
Gain on sale of marketable securities	—	—	931		—	931

Earnings (loss) before income taxes	18,299	(3,969)	(4,799)		—	9,531
Income taxes	(10,328)	—	1,019		—	(9,309)

Earnings (loss) before non-controlling interest	7,971	(3,969)	(3,780)		—	222
Non-controlling interest	—	156	—		—	156
Net earnings (loss)	7,971	(3,813)	(3,780)		—	378
Net earnings per share (Note 6)
Basic						0.00
Diluted						0.00
Weighted average number of common shares outstanding (000’s) (Note 6)
Basic						452,218
Diluted						466,361

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

URANIUM ONE INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2006

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	UrAsia Energy Ltd.	Uranium One Inc.	Energy Metals Corporation	Note 5	Pro forma adjustments	Pro forma consolidated
	$	$	$		$	$
	(Period from November 1, 2005 to December 31, 2006)		(Schedule 4)
	(Schedule 3)
Revenue	73,956	3,336	—		—	77,292
Cost of sales	(32,393)	(7,701)	—		—	(40,094)

Earnings (loss) from mine operations	41,563	(4,365)	—		—	37,198
General and administration	8,008	14,439	7,595		—	30,042
Share option expense	31,532	12,212	5,060		—	48,804
Exploration	5,562	9,234	—		—	14,796
Impairment of property, plant and equipment	—	11,311	—		—	11,311
Other	721	(827)	56		—	(50)

Loss from operations	(4,260)	(50,734)	(12,711)		—	(67,705)

Other income (expenses)
Interest expense	—	(3,039)	—	(e)	(12,501)	(15,540)
Interest income	7,957	5,244	2,213		—	15,414
Dilution gain	—	17,515	—		—	17,515
Foreign exchange loss	(18,340)	(11,905)	112		—	(30,133)
Gain on sale of marketable securities	—	—	3,743		—	3,743

Loss before income taxes	(14,643)	(42,919)	(6,643)		(12,501)	(76,706)
Income taxes	15,408	1,065	(123)		—	16,350

Loss before non-controlling interest	(30,051)	(43,984)	(6,520)		(12,501)	(93,056)
Non-controlling interest	—	878	—		—	878
Net loss	(30,051)	(43,106)	(6,520)		(12,501)	(92,178)
Net loss per share (Note 6)
Basic						(0.21)
Diluted						(0.21)
Weighted average number of common shares outstanding (000’s) (Note 6)
Basic						428,883
Diluted						428,883

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

URANIUM ONE INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2007 and year ended December 31, 2006

(Unaudited)

(expressed in United States dollars)

1.                                      BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed business combination whereby Uranium One Inc. and Energy Metals Corporation (“EMC”) have agreed, subject to shareholder approval, to combine the business and assets of the two companies under a court approved plan of arrangement under the British Columbia Corporations Act and to continue operations under the name “Uranium One Inc.”

The unaudited pro forma condensed consolidated balance sheet of Uranium One Inc. (the “Company” or “Uranium One”) as at March 31, 2007 and unaudited pro forma consolidated statements of operations for the three month period ended March 31, 2007 and for the year ended December 31, 2006 have been prepared by management, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), for illustrative purposes only, to give effect to the business combination between Uranium One and EMC. These pro forma condensed consolidated financial statements include and have been compiled from:

(a)                               A pro forma condensed consolidated balance sheet combining the unaudited interim consolidated balance sheet of Uranium One as at March 31, 2007, the unaudited interim consolidated balance sheet of UrAsia as at March 31, 2007 and the unaudited interim consolidated balance sheet of EMC as at March 31, 2007.

(b)                              A pro forma condensed consolidated statement of operations for the three months ended March 31, 2007 combining:

(i)                                  the unaudited interim consolidated statement of operations of Uranium One for the three months ended March 31, 2007;

(ii)                               the unaudited interim consolidated statement of operations of UrAsia for the three months ended March 31, 2007; and

(iii)                            the unaudited interim consolidated statement of operations of EMC for the three months ended March 31, 2007.

(c)                                  A pro forma consolidated statement of operations for the year ended December 31, 2006 combining:

(i)                                  the audited consolidated statement of operations of Uranium One for the year ended December 31, 2006;

(ii)                               the audited consolidated statement of operations of UrAsia for the year ended July 31, 2006, the audited consolidated statement of operations of UrAsia for the five month period ended December 31, 2006 and less the unaudited consolidated statement of operations of UrAsia for the three months ended October 31, 2005 (see Schedule 3); and

(iii)                            the unaudited consolidated statement of operations of EMC for the six month period ended December 31, 2006, the audited consolidated statement of operations of EMC for the year ended June 30, 2006 and less the unaudited consolidated statement of operations of EMC for the six month period ended December 31, 2005 (see Schedule 4).

The pro forma consolidated balance sheet as at March 31, 2007 has been prepared as if the transactions described in Notes 3 and 4 had occurred on March 31, 2007. The pro forma consolidated statements of operations for the three months ended March 31, 2007 and for the year ended December 31, 2006 have been prepared as if the transactions described in Notes 3 and 4 had occurred on January 1, 2006.

URANIUM ONE INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Three months ended March 31, 2007 and year ended December 31, 2006

(Unaudited)

(expressed in United States dollars)

1.                                      BASIS OF PRESENTATION (Continued)

It is management’s opinion that these pro forma condensed consolidated financial statements present in all material respects, the transactions described in Notes 3 and 4, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with Uranium One’s accounting policies for the year ended December 31, 2006, with the exception of the adoption of CICA Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments — Recognition and Measurement, and CICA Section 3865, Hedges, which were adopted by Uranium One and UrAsia retroactively without restatement effective January 1, 2007 as described in Note 2 and Note 3, respectively, to each of the companies’ unaudited interim consolidated financial statements for the three months ended March 31, 2007. EMC has not adopted those standards as its year end is before October 31, 2006 as prescribed in the transitional provision of CICA 1530.10; thus the adoption is not required until June 30, 2007.

The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Uranium One which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The pro forma consolidated balance sheet has been prepared using the current rate method by converting the EMC balance sheet into U.S. dollars using the March 31, 2007 exchange rate of 1.1529 Canadian dollar to one U.S. dollar. The pro forma consolidated statements of operations have been prepared by converting the operations of EMC for the three months ended March 31, 2007 and the year ended December 31, 2006 into U.S. dollars using the average exchange rates for the periods of 1.1716 and 1.1343 Canadian dollars to one U.S. dollar, respectively. The purchase price has been prepared by converting the value of the Uranium One’s shares to be exchanged for EMC’s shares as of the date of the definitive agreement signing on June 3, 2007 at the closing exchange rate of 1.0580.

Certain elements of the Uranium One, UrAsia and EMC consolidated financial statements have been reclassified to provide a consistent format. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of Uranium One, UrAsia and EMC.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in UrAsia’s audited consolidated financial statements for the period ended December 31, 2006, with the exception of the adoption of CICA Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments — Recognition and Measurement, and CICA Section 3865, Hedges, which were adopted by Uranium One and UrAsia retroactively without restatement effective January 1, 2007 as described in Note 2 and Note 3, respectively, to each of the companies’ unaudited interim consolidated financial statements for the three months ended March 31, 2007. EMC has not currently adopted those standards as its most recent financial year end is before October 31, 2006 as prescribed in the transitional provisions of the standards. Pro forma adjustment (c) as described in Note 5 to the pro forma condensed consolidated financial statements reflects the effect of EMC retroactively

URANIUM ONE INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Three months ended March 31, 2007 and year ended December 31, 2006

(Unaudited)

(expressed in United States dollars)

2.                                      SIGNIFICANT ACCOUNTING POLICIES (Continued)

adopting the applicable CICA sections without restatement effective January 1, 2007. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of EMC conform in all material respects to those of UrAsia.

3.                                      ACQUISITION OF ENERGY METALS CORPORATION

On June 3, 2007, Uranium One and EMC entered into a definitive agreement whereby Uranium One agreed to acquire all of the outstanding common shares and options to purchase common shares of EMC. Under the agreement, Uranium One will exchange 1.15 common shares of Uranium One for one common share of EMC. A total of approximately 99.3 million Uranium One common shares is assumed to be issued in exchange for 86.3 million EMC common shares.

Immediately following the exchange, assuming that all EMC options are exchanged and exercised, approximately 78% of Uranium One’s outstanding common shares would be held by Uranium One shareholders and approximately 22% would be held by former EMC shareholders. Accordingly, Uranium One is the acquirer for accounting purposes.

The cost of acquisition includes the fair value of the deemed issuance of 99.3 million Uranium One common shares at $15.06 per share, plus 7.8 million stock options of Uranium One, of which 5.6 million are exercisable at the date of acquisition, exchanged for those of Uranium One with an average exercise price of $5.47 per share and a fair value of $72.5 million, plus Uranium One’s estimated transaction costs of $8.0 million, providing a total preliminary purchase price of $1,575.2 million.

As defined by the agreement, all outstanding EMC warrants are to be exercised for EMC common shares prior to the effective date of the transaction. As a result, the outstanding EMC warrants have been converted into the equivalent number of EMC common shares and included in the deemed issuance of the Uranium One common shares for the purposes of determining the purchase price consideration.

The value of the Uranium One common shares issued was calculated using the weighted average share price of Uranium One’s shares two days before, the day of, and two days after the date of the announcement of the agreement. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options:

Risk-free interest rate	4.70%
Expected volatility	55%
Expected life	0.8 - 5 years
Dividend rate	Nil

The excess of the purchase consideration over the adjusted book values of EMC’s assets and liabilities has been presented as unallocated purchase price. The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by management in conjunction with an independent valuation. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

On completion of valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. No adjustments have been reflected for any changes in

URANIUM ONE INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Three months ended March 31, 2007 and year ended December 31, 2006

(Unaudited)

(expressed in United States dollars)

3.                                      ACQUISITION OF ENERGY METALS CORPORATION (Continued)

future tax assets or liabilities that would result from recording EMC’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Based on the March 31, 2007 balance sheet of EMC, the preliminary allocation of purchase price, summarized in the table below in millions of dollars, is subject to change:

$
Purchase price
99.3 million shares of Uranium One	1,494.7
Options of Uranium One	72.5
Acquisition costs	8.0
1,575.2
Net assets acquired
Cash and cash equivalents	76.5
Marketable securities	31.8
Accounts receivable	1.1
Other current assets	1.0
Mineral properties, plant and equipment	128.3
Other non-current assets	5.9
Accounts payable and accrued liabilities	(1.4)
Asset retirement obligations	(2.3)
Future income taxes	(28.5)
Unallocated purchase price	1,362.8
1,575.2

4.                                      ACQUISITION OF URASIA ENERGY

On February 11, 2007, Uranium One and UrAsia entered into a definitive arrangement agreement whereby Uranium One agreed to acquire all of the outstanding common shares of UrAsia. The UrAsia shareholders received 0.45 sxr common shares for each UrAsia common share. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Uranium One on the same basis as the shareholders of UrAsia, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

The shareholders of UrAsia approved the arrangement at a Special General Meeting and the transaction closed on April 20, 2007. As a result of the transaction, the combined company is held approximately 60% by UrAsia shareholders and approximately 40% by Uranium One shareholders. Accordingly, this business combination was accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and Uranium One as the acquiree.

The cost of acquisition includes the fair value of the deemed issuance of 303.7 million UrAsia common shares at $5.57 per share, plus 9.3 million share purchase warrants of UrAsia exchanged for those of Uranium One with an average exercise price of $1.45 per share and a fair value of $39.2 million, plus 12.1 million stock options of UrAsia, of which 6.9 million are exercisable at the date of acquisition,

URANIUM ONE INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Three months ended March 31, 2007 and year ended December 31, 2006

(Unaudited)

(expressed in United States dollars)

4.                                      ACQUISITION OF URASIA ENERGY (Continued)

exchanged for those of Uranium One with an average exercise price of $2.66 per share and a fair value of $26.3 million, plus 0.9 million restricted shares of UrAsia exchanged for those of Uranium One with a fair value of $5.0 million, plus the fair value of the equity component of the UrAsia convertible debenture exchanged for the sxr convertible debenture of $45.2 million, plus UrAsia’s estimated transaction costs of $18.0 million, providing a total preliminary purchase price of $1,825.0 million.

The value of the deemed issuance of UrAsia common shares was calculated using the weighted average share price of UrAsia shares two days before, the day of, and two days after the date of the announcement of the arrangement. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options, warrants and restricted shares and equity component of the convertible debenture:

Risk-free interest rate	3.94%
Expected volatility	61%
Expected life	0.6 - 4 years
Dividend rate	Nil

The excess of the purchase consideration over the adjusted book values of Uranium One’s assets and liabilities has been presented as “unallocated purchase price.” The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by management in conjunction with an independent valuation at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

On completion of valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. No adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording Uranium One’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

URANIUM ONE INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Three months ended March 31, 2007 and year ended December 31, 2006

(Unaudited)

(expressed in United States dollars)

4.                                      ACQUISITION OF URASIA ENERGY (Continued)

Based on the March 31, 2007 balance sheet of Uranium One, the preliminary allocation of purchase price, summarized in the table below in millions of dollars, is subject to change:

$
Purchase price
303.7 million shares of UrAsia	1,691.3
Options, warrants and restricted shares of UrAsia	70.5
Equity component of convertible debenture	45.2
Acquisition costs	18.0
1,825.0
Net assets acquired
Current assets	320.5
Mineral properties, plant and equipment	326.0
Other non-current assets	4.1
Current liabilities	(79.7)
Convertible debentures	(113.0)
Other non-current liabilities	(4.7)
Future income taxes	(30.5)
Non-controlling interests	(11.4)
Unallocated purchase price	1,413.7
1,825.0

5.                                      PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the business combination between Uranium One, EMC and UrAsia had occurred on March 31, 2007:

(a)                                To record 100% exercise of EMC’s share warrants prior to the effective date of the EMC transaction as defined by the agreement.

(b)                               To record the acquisition of EMC at a purchase price of $1,575,200 and the elimination of the shareholders’ equity of EMC and Uranium One’s transaction cost of this acquisition. The unallocated purchase price of EMC’s net assets is recorded as a long-term asset on the pro forma balance sheet in the amount of $1,352.8 million; the amount will be allocated to mineral properties, plant and equipment and/or goodwill after an independent valuation of the acquired properties has been completed.

(c)                                To record the pro forma effect to EMC’s financial statements of retroactively adopting the applicable CICA sections 1530, 3855 and 3865 without restatement effective January 1, 2007.

(d)                               To record the acquisition of Uranium One at a purchase price of $1,825,000 and the elimination of the shareholders’ equity of Uranium One. The unallocated purchase price of Uranium One’s net assets is recorded as a long-term asset on the pro forma balance sheet in the amount of $1,413,700; the amount will be allocated to mineral properties, plant and equipment and/or goodwill after an independent valuation of the acquired properties has been completed.

URANIUM ONE INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Three months ended March 31, 2007 and year ended December 31, 2006

(Unaudited)

(expressed in United States dollars)

5.                                      PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the business combination between Uranium One, EMC and UrAsia had occurred on January 1, 2006:

(e)                                  An increase to interest and accretion expenses arising from the issuance of Uranium One convertible debentures as if the debentures had been issued on January 1, 2006.

(f)                                  No future income tax credit has been recorded on the pro forma interest adjustment in (e). The Company’s management believes that its net future income tax assets are not more likely than not to be realized.

6.                                      PRO FORMA EARNINGS (LOSS) PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Note 3 and 4 effective January 1, 2006.

Basic earnings (loss) per share

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$

Weighted average number of Uranium One shares outstanding	135,782	112,447
Adjustment to reflect the acquisition of UrAsia	217,165	217,165
Adjustment to reflect the acquisition of EMC	99,271	99,271
Shares after acquisitions	452,218	428,883

Pro forma adjusted earnings (loss)	378	(92,178)
Pro forma adjusted earnings (loss) per share	0.00	(0.21)

Diluted earnings (loss) per share

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$

Pro forma average number of Uranium One shares outstanding for the period	452,218	428,883
Dilutive effect of options, warrants, restricted shares	14,143	—
Shares after acquisitions	466,361	428,883

Pro forma adjusted earnings (loss)	378	(92,178)
Pro forma adjusted earnings (loss) per share	0.00	(0.21)

Schedule 1

URANIUM ONE INC.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET OF ENERGY METALS CORPORATION

As at March 31, 2007

(Unaudited)

(Expressed in thousands of United States dollars)

	Canadian	Exchange rate	U.S.
	$		$

Assets
Current assets
Cash and cash equivalents	65,378	1.1529	56,708
Marketable securities	31,634	1.1529	27,439
Account receivable	1,220	1.1529	1,058
Other current assets	1,226	1.1529	1,063
	99,458		86,268

Mineral properties, plant and equipment	147,948	1.1529	128,327
Other non-current assets	6,765	1.1529	5,868
	254,171		220,463

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,577	1.1529	1,368
	1,577		1,368

Asset retirement obligations	2,700	1.1529	2,342
Future income taxes	32,887	1.1529	28,525
	37,164		32,235
Shareholders’ equity
Share capital	234,217	1.1529	203,155
Investment in treasury stock	(1,735)	1.1529	(1,505)
Contributed surplus	10,754	1.1529	9,328
Deficit	(26,229)	1.1529	(22,750)
	217,007		188,228
	254,171		220,463

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Schedule 2

URANIUM ONE INC.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF ENERGY METALS CORPORATION

Three months ended March 31, 2007

(Unaudited)

(Expressed in thousands of United States dollars)

	Canadian	Exchange rate	U.S.
	$		$

Revenue	—	1.1716	—
Cost of sales	—	1.1716	—

Earnings from mine operations	—		—
General and administration	4,790	1.1716	4,089
Share option expense	2,436	1.1716	2,079
Loss from operations	(7,226)		(6,168)

Other income (expenses)
Interest income	885	1.1716	755
Foreign exchange loss	(371)	1.1716	(317)
Gain on sale of marketable securities	1,091	1.1716	931

Loss before income taxes	(5,621)	1.1716	(4,799)
Income taxes	1,194	1.1716	1,019
Net loss	(4,427)		(3,780)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Schedule 3

URANIUM ONE INC.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

URASIA ENERGY LTD. PERIOD RECONCILIATION

Fourteen month period ended December 31, 2006

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended October 31, 2005	Year ended July 31, 2006	Five months ended December 31, 2006	Period from November 1, 2005 to December 31, 2006
	$	$	$	$

Revenue	—	23,507	50,449	73,956
Cost of sales	—	(14,655)	(17,738)	(32,393)

Earnings from mine operations	—	8,852	32,711	41,563
General and administration	122	5,493	2,637	8,008
Share option expense	—	9,370	22,162	31,532
Exploration	—	2,648	2,914	5,562
Other	—	169	552	721
(Loss) earnings from operations	(122)	(8,828)	4,446	(4,260)

Other income (expenses)
Interest income	193	4,408	3,742	7,957
Foreign exchange gain (loss)	727	(41,120)	23,507	(18,340)

Earnings (loss) before income taxes	798	(45,540)	31,695	(14,643)
Income taxes	(2)	(3,399)	(12,011)	(15,408)
Net earnings (loss)	796	(48,939)	19,684	(30,051)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Schedule 4

URANIUM ONE INC.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ENERGY METALS CORPORATION PERIOD RECONCILIATION

12 months ended December 31, 2006

(Unaudited)

(Expressed in thousands of United States dollars)

	Canadian				Exchange rate	U.S.
	Six months ended December 31, 2005	Year ended June 30, 2006	Six months ended December 31, 2006	12 months ended December 31, 2006		12 months ended December 31, 2006
	$	$	$	$		$

Revenue	—	—	—	—	1.1343	—
Cost of sales	—	—	—	—	1.1343	—

Earnings from mine operations	—	—	—	—		—
General and administration	916	4,316	5,214	8,614	1.1343	7,595
Share option expense	846	2,480	4,106	5,740	1.1343	5,060
Other	—	24	39	63	1.1343	56
Loss from operations	(1,762)	(6,820)	(9,359)	(14,417)		(12,711)

Other income (expenses)
Other (expense) income	—	(212)	212	—	1.1343	—
Interest income	264	1,262	1,513	2,511	1.1343	2,213
Foreign exchange (loss) gain	(24)	82	20	126	1.1343	112
Gain on sale of marketable securities	—	34	4,212	4,246	1.1343	3,743

Loss before income taxes	(1,522)	(5,654)	(3,402)	(7,534)	1.1343	(6,643)
Income taxes	—	122	18	140	1.1343	123
Net loss	(1,522)	(5,532)	(3,384)	(7,394)		(6,520)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Any questions and requests for assistance may be directed to

Kingsdale Shareholder Services Inc.

at the telephone numbers and location set out below:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-639-8111

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Banks and Brokers Call Collect: 416-867-2272

A detailed description of the transactions described in this Letter of Transmittal is contained in the Company’s Circular dated June 25, 2007 mailed to the EMC Securityholders in connection with the special meeting (the ”Meeting”) that is scheduled to be held on July 31, 2007. You are strongly encouraged to read the Circular before completing this Letter of Transmittal. You may obtain a copy of the Circular under the profile of Energy Metals Corporation at www.sedar.com. You may also request a copy free of charge by contacting Computershare Investor Services Inc. at the address or telephone numbers set out in this Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Circular.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Computershare Investor Services Inc. (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

for registered holders (the “Shareholders”) of common shares of

ENERGY METALS CORPORATION

(the “Company”)

This Letter of Transmittal is for use by registered holders of common shares (the “Common Shares”) of the Company in connection with the proposed arrangement (the “Arrangement”) involving the Company and Uranium One Inc. (“Uranium One”) under which Uranium One proposes to acquire all of the outstanding Common Shares in exchange for 1.15 common shares of Uranium One (the “Uranium One Shares”) for each Common Share acquired. No Shareholder will be entitled to receive a fractional Uranium One Share upon or as a result of the Arrangement. The number of Uranium One Shares to be issued to a Shareholder shall be rounded down to the nearest whole number, and no cash or other payment in lieu of fractional shares shall be paid to any such Shareholder under the Arrangement. Shareholders are referred to the Circular which contains important details with respect to the Arrangement. Shareholders are encouraged to carefully review the Circular in its entirety.

To ensure timely delivery of the certificate(s) representing the Uranium One Shares (the “Uranium One Certificates”) that a Shareholder is entitled to under the Arrangement, it is recommended that this Letter of Transmittal, properly completed and signed, together with the certificates representing the Common Shares (the “Certificates”) and any other required documentation be delivered by mail, hand or courier to Computershare Investor Services Inc. (the “Depositary”) at one of the addresses set forth on the back page of this Letter of Transmittal on or before 5:00 p.m. (Vancouver time) on the business day preceding the Meeting (the “Deposit Date”). The Deposit Date will be July 30, 2007 unless the Meeting is postponed or adjourned. Shareholders who do not deliver a properly completed and signed Letter of Transmittal, the Certificates and all other required documentation to the Depositary will not receive the Uranium One Certificate(s) to which they are otherwise entitled, until such documentation is provided.

Whether or not Shareholders deliver this Letter of Transmittal, the Certificates and all other required documentation to the Depositary, as of 2:00 p.m. (Vancouver time) on the Effective Date, Shareholders will cease to be Shareholders of the Company and, in respect of their Common Shares, will only be entitled to receive the Uranium One Certificates to which they are entitled under the Arrangement or, in the case of Shareholders who properly exercise dissent rights (as described in the Circular), the right to receive fair value for their Common Shares in accordance with the dissent procedures. However, if any Shareholder fails to deliver this Letter of Transmittal, the certificates for Common Shares and all other required documentation to the Depositary on or before the sixth anniversary of the Effective Date, such Shareholder will be deemed to have surrendered such Common Shares to Uranium One for cancellation and such Common Shares will be cancelled.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE VALID DELIVERY.

Please carefully read the instructions herein before completing this Letter of Transmittal.

PART 1 — DEPOSIT

TO:	ENERGY METALS CORPORATION
AND TO:	URANIUM ONE INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

The undersigned hereby irrevocably deposits with the Depositary the enclosed Certificate(s) for exchange and cancellation upon the Arrangement becoming effective. The details of the enclosed Certificate(s) are as follows:

(Please print; if insufficient space, attach a list in the form below)

Certificate Number(s)	Name in which the Certificate is Registered	Number of Common Shares Deposited

TOTAL:

The undersigned hereby:

1.             Represents and warrants that:

(a)           The undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Common Shares, or any interest therein, to any other person.

(b)           The undersigned, or the person on whose behalf the Common Shares are being deposited, has good title to and is the beneficial owner of the Common Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

(c)           The undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate.

(d)           The delivery of Common Shares by the undersigned under this Letter of Transmittal does not violate any laws applicable to the undersigned.

2.             Directs the Company, Uranium One and the Depositary:

(a)           To issue or cause to be issued the Uranium One Certificate(s) which the undersigned is entitled to receive under the Arrangement and to send such certificates, as soon as reasonably practicable after the Effective Date, and in any event within the later of three business days after the Effective Date and three business days after the receipt by the Depositary of this Letter of Transmittal, the Certificates and all other required documents, by mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates for pick-up in accordance with the instructions given in Box C below.

(b)           If the Arrangement is not completed, to return the Certificates to the undersigned, as soon as reasonably practicable, by first class insured mail, postage prepaid, to the undersigned at the address of the undersigned shown in the register of Common Shares maintained by the Company or the Depositary or, if Box C below has been completed, hold such Certificates for pick-up by the undersigned. The undersigned recognizes that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned’s Common Shares if the Arrangement is not completed.

3.             Covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Common Shares.

2

4.             Acknowledges that deposits of Common Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions set forth in the Circular, including the undersigned’s representations and warranties set forth above which, together with the undersigned’s covenants set forth herein, will survive the completion of the Arrangement.

5.             Agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by the Company in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on the Company, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give any such notice.

6.             By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn-up exclusively in the English language. En raison de l’usage d’une version anglaise de cette lettre d’envoi par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l’Arrangement, qui est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

3

BOX A — ISSUANCE INSTRUCTIONS	BOX B — SPECIAL DELIVERY INSTRUCTIONS

Issue Uranium One Certificate(s) in the name indicated below and enter the address indicated below in the share register. (See Instructions 2, 3, 4 and 5; please print or type.)

To be completed ONLY if the Uranium One Certificate(s) are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A. (See Instructions 2, 3, 4 and 5; please print or type.)

(Name)	☐ Same address as Box A; or
(Street Address and Number)	(Name)
(City and Province or State)	(Street Address and Number)
(Country and Postal or Zip Code)	(City and Province or State)
(Area Code and Telephone Number — Business Hours)	(Country and Postal or Zip Code)
(E-mail Address)	(Area Code and Telephone Number — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)	(E-mail Address)

BOX C — SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD FOR PICK UP AT THE OFFICE OF DEPOSITARY AT THE PLACE OF DEPOSIT

BOX D — SIGNATURE GUARANTEE	BOX E — SIGNATURE

Signature guaranteed by	Dated:
(if required under Instruction 3):

Authorized Signature	Signature of Shareholder or Authorized Representative — See Instructions 2, 3 and 4

Name of Guarantor (please print or type)
Name of Shareholder (please print or type)

Address (please print or type)
Name of Authorized Representative, if applicable
(please print or type)
Address (please print or type)
Area Code and Telephone Number

Area Code and Telephone Number
(E-mail Address)

4

PART 2 — INSTRUCTIONS

1.             Use of Letter of Transmittal

1.1          To ensure timely delivery of the Uranium One Certificates to which a Shareholder is entitled, it is recommended that this Letter of Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying Certificate(s) and any other documents required by this Letter of Transmittal, be received by the Depositary at any of the offices specified below on or before the Deposit Date.

1.2          The method used to deliver this Letter of Transmittal, the Certificate(s) and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. The Company recommends that such documents be delivered by hand to the Depositary and a receipt be obtained therefor. However, if such documents are mailed, the Company recommends that registered mail be used and that proper insurance be obtained. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Common Shares.

2.             Signatures

2.1           This Letter of Transmittal must be filled in, and Box E must be dated and signed by the holder of the Common Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

2.2          If this Letter of Transmittal is signed by the registered holder of the accompanying Certificate(s), such signature on this Letter of Transmittal must correspond with the name as registered or as written on the face of such Certificate(s) without any change whatsoever, and the Certificate(s) need not be endorsed. If such transmitted Certificate(s) are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

2.3           If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying Certificate(s), or if the Uranium One Certificates are to be issued to a person other than the registered holder(s) of the accompanying Certificate(s), if applicable:

(a)           Such deposited Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(b)           The signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the Certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.             Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Common Shares, or if the Uranium One Certificates are to be issued to a person other than the registered holder(s), or if the Arrangement is not approved by the Shareholders and the Common Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Common Shares such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (see Box D). No guarantee is required if the signature is that of an Eligible Institution. An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

4.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any Certificate(s) or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act. Any of the Company, Uranium One or the Depositary may, at their discretion, require additional evidence of authority or additional documentation.

5.             Delivery Instructions

The box entitled “Box B — Special Delivery Instructions” should be completed only if the address to which the Uranium One Certificates are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any Uranium One Certificates will be mailed to the depositing Shareholder at the address indicated in Box A in this Letter of Transmittal. If Box C is not completed and no address is provided in this Letter of Transmittal, then any Uranium One

5

Certificates will be mailed to the address of the Shareholder as it appears on the register of Common Shares as of [5:00] p.m. (Vancouver time) on the day preceding the Effective Date.

6.             Lost Certificate(s)

If a Share Certificate has been destroyed, lost or mislaid, a Shareholder should immediately contact the Depositary at 1-800-564-6253 or by e-mail at corporateactions@computershare.com regarding the issuance of a replacement certificate once the Shareholder has satisfied such requirements as may be imposed by the Company or the Depositary in connection with the issuance of the replacement certificate.

7.             28% United States Backup Withholding Tax

In order to avoid backup withholding of United States (“U.S.”) federal income tax, a U.S. Shareholder (as defined below) surrendering Common Shares in the Arrangement should provide the Depositary with such U.S. Shareholder’s correct taxpayer identification number (“TIN”) on Substitute Form W-9 in this Letter of Transmittal and certify under penalties of perjury that such TIN is correct, that such U.S. Shareholder is not subject to backup withholding and that such U.S. Shareholder is a U.S. person. If a U.S. Shareholder does not provide a correct TIN or fails to provide the certifications described above, the surrender of Common Shares pursuant to the Arrangement may be subject to backup withholding tax at the rate of 28% and the Depositary may have to sell a sufficient number of the Uranium One Shares to which the U.S. Shareholder would be entitled under the Arrangement to satisfy the withholding tax. All U.S. Shareholders surrendering Common Shares pursuant to the Arrangement should complete and sign Boxes A through E of this Letter of Transmittal and the Substitute Form W-9 to provide the information and certification. U.S. Shareholders who claim exemption from backup withholding because of their status should use the Substitute Form W-9 to claim exemption. Each U.S. Shareholder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

A “U.S. Shareholder” is a beneficial owner of Common Shares that for U.S. federal income tax purposes is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the U.S., or the District of Columbia, (c) a partnership, or any other entity classified as a partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia, (d) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (e) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of a U.S. Shareholder, provided that the required information is timely given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder upon filing a U.S. federal income tax return.

A U.S. Shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Common Shares. If the Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

The box in Part 3 of the Substitute Form W-9 may be checked if the tendering U.S. Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the U.S. Shareholder must also complete the Certificate of Awaiting Taxpayer Identification Number.

8.             General

8.1           If the space on this Letter of Transmittal is insufficient to list all Certificate(s), additional certificate numbers and numbers of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

8.2           If the Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

8.3           No alternative, conditional or contingent deposits will be accepted.

8.4           Each of the Company and Uranium One reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

8.5           It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

8.6           Questions and requests for assistance may be directed to the Depositary and additional copies of the Circular and this Letter of Transmittal may be obtained without charge from the Depositary at any of the offices at the addresses listed below.

6

PART 3 — SUBSTITUTE FORM W-9

SUBSTITUTE	PART 1 – TAXPAYER IDENTIFICATION NUMBER —
FORM W-9 DEPARTMENT OF THE	PLEASE PROVIDE YOUR TIN ON THE APPROPRIATE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.
TREASURY INTERNAL REVENUE SERVICE					SOCIAL SECURITY NUMBER(S) OR

PAYER’S REQUEST FOR TAXPAYER IDENTIFICATION					EMPLOYER IDENTIFICATION NUMBER
NUMBER (“TIN”)
PART 2 — CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT:					PART 3 — AWAITING TIN ☐
(1) THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER IDENTIFICATION NUMBER (OR I AM WAITING FOR A NUMBER TO BE ISSUED TO ME), AND

(2)          I AM NOT SUBJECT TO BACKUP WITHHOLDING BECAUSE: (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE NOT BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE (THE “IRS”) THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING, AND

PART 4 — EXEMPT ☐

(3) I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).

CERTIFICATION INSTRUCTIONS — YOU MUST CROSS OUT ITEM (2) IN PART 2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURNS. HOWEVER, IF AFTER ANOTHER NOTIFICATION FROM THE IRS STATING THAT YOU ARE NO LONGER SUBJECT TO BACKUP WITHHOLDING, DO NOT CROSS OUT SUCH ITEM (2). IF YOU ARE AWAITING A TIN, CHECK THE BOX IN PART 3 ABOVE. IF YOU ARE EXEMPT FROM BACKUP WITHHOLDING, CHECK THE BOX IN PART 4 ABOVE.

Name:

Please check the appropriate box:	Individual/Sole Proprietor ☐	Corporation ☐		Partnership ☐	Other ☐

Address:

City:	State:			Zip Code

Signature:		Date:

NOTE:             FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF THE CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (A) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE OR (B) I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER TO PACIFIC CORPORATE TRUST COMPANY, 28% PERCENT OF THE GROSS AMOUNT OF THE CONSIDERATION PAID TO ME PURSUANT TO THE ARRANGEMENT WILL BE WITHHELD, BUT WILL BE REFUNDED TO ME IF I PROVIDE A CERTIFIED TAXPAYER IDENTIFICATION NUMBER WITHIN 60 DAYS.

Signature:			Date:

7

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. — Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.

FOR THIS TYPE OF ACCOUNT:	GIVE THE SOCIAL SECURITY OR EMPLOYER IDENTIFICATION NUMBER, AS APPLICABLE, OF:

1. Individual’s account	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals(1)

3 .Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person(1)

4. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(1)

6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person(3)

7. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)

8. Sole proprietorship account	The owner(4)

9. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)(5)
10. Corporate account	The corporation

11. Religious, charitable, or educational organization account	The organization

12. Partnership account held in the name of the business	The partnership

13. Association, club, or other tax-exempt organization	The organization

14. A broker or registered nominee	The broker or nominee

15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)           List first and circle the name of the person whose number you furnish. (2) Circle the minor’s name and furnish the minor’s social security number. (3) Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

(2)           Circle the minor’s name and furnish the minor’s social security number.

(3)           You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

(4)           Show the name of the owner but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(5)           List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

8

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

–      A corporation.

–      A financial institution.

–      An organization exempt from tax under section 501(a), or an individual retirement plan.

–      The United States or any agency or instrumentality thereof.

–      A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

–      A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

–      An international organization or any agency, or instrumentality thereof.

–      A registered dealer in securities or commodities registered in the United States or a possession of the United States.

–      A real estate investment trust.

–      A common trust fund operated by a bank under section 584(a).

–      An entity registered at all times under the Investment Company Act of 1940.

–      A foreign central bank of issue.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX IN PART 4, AND RETURN IT TO THE DEPOSITARY. ALSO SIGN AND DATE THE FORM.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under section 6041, 6041A(a), 6045 and 6050A.

PRIVACY ACT NOTICE — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)                 PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)                 CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)                 CRIMINAL PENALTY FOR FALSIFYING INFORMATION. — Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
CONSULTANT OR THE INTERNAL REVENUE SERVICE

9

(This page has been left blank intentionally.)

IMPORTANT: TO ENSURE TIMELY DELIVERY OF THE URANIUM ONE CERTIFICATE(S) TO WHICH A SHAREHOLDER IS ENTITLED UNDER THE ARRANGEMENT, IT IS RECOMMENDED THAT THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF, TOGETHER WITH THE CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS BE RECEIVED BY THE DEPOSITARY AT ITS OFFICES SET OUT BELOW AT OR PRIOR TO THE DEPOSIT DATE.

COMPUTERSHARE INVESTOR SERVICES INC.

By Regular or Registered Mail 2nd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9	By Regular or Registered Mail 9th Floor, 100 University Ave. Toronto, Ontario M5J 2Y1

By Hand or by Courier Delivery 2nd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9	By Hand or by Courier Delivery 9th Floor, 100 University Ave. Toronto, Ontario M5J 2Y1

For Pick-Up 2nd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9	For Pick-Up 9th Floor, 100 University Ave. Toronto, Ontario M5J 2Y1

Any questions and requests for assistance may be directed by Shareholders to Computershare Investor Services Inc. at 1-800-564-6253 or by sending an e-mail to corporateactions@computershare.com

PROXY FOR SHAREHOLDERS SOLICITED BY MANAGEMENT For Use at the Special Meeting of EMC Securityholders to be held on July 31, 2007 and any and all Adjournments

The undersigned holder (the “Shareholder”) of common shares of Energy Metals Corporation (the “Company”) hereby appoints Mr. Paul Matysek, the President, CEO and a director of the Company or failing him Mr. William Sheriff, the Chairman and a director of the Company or in place of the foregoing                                  or failing him/her                         as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Special Meeting of the EMC Securityholders (the “Meeting”) to be held on Tuesday, July 31, 2007 at 2:00 p.m. (Vancouver time) in the Ocean View Suite 1 at the Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia and at any and all adjournments thereof and the undersigned hereby revokes any proxy previously given to attend, act and vote at the Meeting for the undersigned or any and all adjournments thereof. The purpose of the Meeting is for the EMC Securityholders to consider a special resolution (the “Arrangement Resolution”), a copy of which is attached as Appendix A to the Information Circular dated June 25, 2007 (the “Information Circular”), approving the arrangement described in the Information Circular.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE THE PROXY WILL VOTE FOR THE FOLLOWING MATTERS:

THIS PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED AS PROXIES WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. WHERE NO CHOICE IS SPECIFIED OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER THE SHARES COVERED SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS.		1.	To approve the Arrangement Resolution.

1.

YOU MAY APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS NAMED ABOVE BY INSERTING THE NAME OF THE PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE. THE PROXYHOLDER MUST ATTEND THE MEETING IN ORDER TO VOTE ON YOUR BEHALF.

VOTE FOR: ☐ VOTE AGAINST: ☐ DATED this day of , 2007.

2.

This Proxy should be dated and the signature should agree with the name on this Proxy. If this form of Proxy is not dated, it will be deemed to bear the date on which it is mailed to the Shareholders by the Company.

Signature of Shareholder(s)

3.	Please return this Proxy in the enclosed self-addressed return envelope so that it will be received at the office of the Registrar and Transfer Agent of the
	Company, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775, BEFORE 4:00 P.M. (TORONTO TIME) ON JULY 30, 2007.	Please Print Name of Shareholder(s)

4.	Capitalized terms used herein without definitions have the meanings given to such terms in the Circular.

(Please advise the Company of any change of address)
Shareholders who are unable to be present at the meeting are requested to sign and return this Proxy in the enclosed self-addressed envelope.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

The By-laws of the Registrant provide that, subject to the Canada Business Corporations Act (the “CBCA”), the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or another individual who acts or acted at the Registrant’s request as a director or officer (or an individual acting in a similar capacity) of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of that association with the Registrant or other entity; provided that the Registrant shall not indemnify an individual unless he or she: (a) acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Registrant’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The Registrant shall also indemnify such person in such other circumstances as the CBCA permits or requires.  Nothing in the Registrant’s By-laws limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of the foregoing.

Under the CBCA, the Registrant may, with the approval of a court, indemnify a person referred to in the foregoing paragraph or advance moneys also as referred to in the foregoing paragraph, in respect of an action by or on behalf of the Registrant or other entity to procure judgment in its favor, to which the person is made a party because of the person’s association with the Registrant or other entity, against all costs, charges and expenses reasonably incurred by such person in connection with such action, provided that the person fulfills the conditions set out in (a) and (b) above.

A person referred to above is entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by such party in connection with the defense of a any civil, criminal, investigative or other proceeding to which such party is subject because of the person’s association with the Registrant or other entity, provided that the party seeking indemnity: (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (ii) fulfills the conditions set out in (a) and (b) above. Under the By-laws, the Registrant may advance moneys to such persons for the costs, charges and expenses of any such proceeding.  The individual shall repay the moneys if the individual does not fulfill the conditions set out in (a) and (b) above.

The Registrant, an individual or an entity referred to above may apply to a court for an order approving an indemnity.

The Registrant maintains directors’ and officers’ liability insurance for its directors and officers and former directors and officers, which provides for coverage in the amount of $20,000,000 in the aggregate, subject to a deductible of $50,000.  Additionally, the Registrant maintains run-off directors’ and officers’ liability insurance with respect to its subsidiary, UrAsia Energy Ltd., that has a term of six years and provides coverage for claims arising from or relating to facts or events that have occurred prior to the date on which the Registrant acquired such subsidiary.

II-1

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

See the Exhibit Index hereto.

II-2

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.   Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to securities registered pursuant to Form F-80 or to transactions in said securities.

Item 2.   Consent to Service of Process

Concurrently with the filing of the Registration Statement on Form F-80, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of process of the Registrant or the trustee shall be communicated promptly to the Commission by an amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Johannesburg, Country of South Africa, on July 3, 2007.

URANIUM ONE INC.

By:	/s/ Neal J. Froneman
Name:	Neal J. Froneman
Title:	President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Neal J. Froneman and John M. Sibley, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents of them or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
July 3, 2007
President and Chief Executive Officer
/s/ Neal J. Froneman	(Principal Executive Officer)
Neal J. Froneman
July 3, 2007
Chief Financial Officer
(Principal Financial Officer and Accounting
/s/ Robin Merrifield	Officer)
Robin Merrifield
July 3, 2007
Director
/s/ Andrew B. Adams
Andrew B. Adams
July 3, 2007
Director
/s/ David Hodgson
David Hodgson
July 3, 2007
Director
/s/ Terry Rosenberg
Terry Rosenberg
July 3, 2007
Director
/s/ Phillip Shirvington
Phillip Shirvington
July 3, 2007
Chairman of the Board of Directors
/s/ Ian Telfer
Ian Telfer
July 3, 2007
Director
/s/ Mark Wheatley
Mark Wheatley

Signature	Title	Date

July 3, 2007
Director
/s/ Kenneth Williamson
Kenneth Williamson

	Director	July 3, 2007
/s/ Dr. Massimo C. Carello
Dr. Massimo C. Carello

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Uranium One Inc. in the United States, on July 3, 2007.

URANIUM ONE U.S.A. INC.

By:	/s/ John M. Sibley
Name:	John M.Sibley
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1

Combination Agreement dated June 3, 2007 by and between Energy Metals Corporation (“EMC”) and Uranium One Inc. (formerly sxr Uranium One Inc.) (“Uranium One”) (incorporated by reference to Exhibit 99.2 to EMC’s report on Form 6-K (Commission File No. 000-52146) filed by EMC on June 11, 2007)

2.2	Form of Management Support and Lock-Up Agreement for William Lupien, William Sheriff and Paul Matysek
3.1

EMC’s Annual Information Form for the year ended June 30, 2006 dated September 28, 2006, other than the historical resource estimates and historical reserve estimates set forth under the headings “Description of Business – La Palangana Property – History” and “Description of Business – Crownpoint Property – Methodology,” and the last two paragraphs under the heading “Description of Business – Aurora Property – History” (incorporated by reference to Exhibit 99.1 to EMC’s annual report on Form 40-F (Commission File No. 000-52146) for the fiscal year ended June 30, 2006 and filed by EMC with the Commission on October 2, 2006)

3.2

EMC’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the financial year ended June 30, 2006 (incorporated by reference to Exhibit 99.2 to EMC’s annual report on Form 40-F (Commission File No. 000-52146) for the fiscal year ended June 30, 2006 and filed by EMC with the Commission on October 2, 2006)

3.3

EMC’s Management’s Discussion and Analysis of the financial condition and results of operations for the year ended June 30, 2006, as amended October 11, 2006, other than the historical resource estimates set forth in section 1.2 thereof (incorporated by reference to Exhibit 99.3 to EMC’s amended annual report on Form 40-F/A (Commission File No. 000-52146) for the fiscal year ended June 30, 2006 and filed by EMC with the Commission on November 2, 2006)

3.4

EMC’s unaudited consolidated financial statements and the notes thereto for the nine-month period ended March 31, 2007 (incorporated by reference to Exhibit 99.1 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 4, 2007)

3.5

EMC’s Management’s Discussion and Analysis of the financial condition and results of operations for the period ended March 31, 2007, other than the historical resource estimates set forth in section 1.2 thereof (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K Commission File No. 001-33172) filed by EMC with the Commission on June 4, 2007)

3.6

EMC’s Management Information Circular dated October 27, 2006 distributed in connection with the annual and special meeting of shareholders held on December 1, 2006 (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 000-52146) filed by EMC with the Commission on November 8, 2006)

3.7

EMC’s Material Change Report dated December 5, 2006 announcing that Golden Predator Mines Inc., a subsidiary of EMC, has finalized the purchase of assets of Springer Mining Company from General Electric Company (incorporated by reference to Exhibit 99.3 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 4, 2007)

Exhibit Number	Description of Document
3.8

EMC’s Material Change Report dated January 15, 2007 announcing that the closing of the previously announced business combination of EMC and High Plains Uranium, Inc. has been extended to January 19, 2007 (incorporated by reference to Exhibit 99.10 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on January 16, 2007)

3.9

EMC’s Material Change Report dated January 22, 2007 announcing that effective January 19, 2007, EMC has completed the acquisition of all of the issued and outstanding shares of High Plains Uranium, Inc. (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on January 26, 2007)

3.10

EMC’s Material Change Report dated June 8, 2007 announcing the execution of the Combination Agreement by and between EMC and Uranium One, other than the historical resource estimates set forth in the news release dated June 4, 2007 under the heading “Key Assets of Energy Metals Corporation – New Mexico” (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 11, 2007)

3.11

EMC’s business acquisition report dated April 4, 2007 in respect of the acquisition of High Plains Uranium, Inc., but not the High Plains Uranium, Inc. information circular filed on SEDAR referred to and incorporated by reference therein (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 4, 2007)

3.12

Moore Ranch Uranium Project, Campbell County, Wyoming, 43-101 Mineral Resource Report, dated June 27, 2006 (incorporated by reference to Exhibit 99.6 to EMC’s Report on Form 6-K (Commission File No. 000-52146) filed by EMC with the Commission on August 18, 2006)

3.13

Summary Report - Antelope Uranium Project, Fremont and Sweetwater Counties, Wyoming, dated January 10, 2005 (incorporated by reference to Exhibit 99.1 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 18, 2007)

3.14

Technical Report of the Aurora Uranium Project, Malheur County, Oregon, dated September 1, 2005 (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 19, 2007)

3.15

Technical Report of the Aurora Uranium Project, Malheur County, Oregon, dated September 30, 2005 (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 18, 2007)

3.16

Technical Report on the Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas, dated November 10, 2005 (incorporated by reference to Exhibit 99.6 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 18, 2007)

3.17

Technical Report on Hosta Butte Property, McKinley County, New Mexico, dated April 18, 2006 (incorporated by reference to Exhibit 99.5 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 18, 2007)

3.18	Technical Report of Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico, dated April 7, 2006 (incorporated by reference

Exhibit Number	Description of Document
to Exhibit 99.3 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 18, 2007)
3.19

Technical Report of the Section 24 Portion of the Crownpoint Property, McKinley County New Mexico, dated March 2, 2006 (incorporated by reference to Exhibit 99.4 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 18, 2007)

3.20

Red Rim Project, Sweetwater County, Wyoming, 43-101 Mineral Resource Report, dated June 14, 2006 (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 000-52146) filed by EMC with the Commission on August 18, 2006)

3.21

Peterson Uranium Project, Converse County, Wyoming, 43-101 Mineral Resource Report, dated June 27, 2006 (incorporated by reference to Exhibit 99.4 to EMC’s Report on Form 6-K (Commission File No. 000-52146) filed by EMC with the Commission on August 18, 2006)

3.22

Geological Report for Clan Resources Ltd., Aurora Project, Malheur County, Oregon, dated September 14, 2004 (incorporated by reference to Exhibit 99.1 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on June 19, 2007)

3.23

Velvet Mine Uranium Project, San Juan County, Utah 43-101 Mineral Resource Report, dated March 19, 2007 (incorporated by reference to Exhibit 99.5 to EMC’s Report on Form 6-K (Commission File No. 001-33172) filed by EMC with the Commission on March 28, 2007)

3.24

JAB Uranium Project, Sweetwater County, Wyoming, 43-101 Mineral Resource Report, dated July 14, 2006 (incorporated by reference to Exhibit 99.2 to EMC’s Report on Form 6-K (Commission File No. 000-52146) filed by EMC with the Commission on October 31, 2006)

3.25

Uranium One’s Annual Information Form for the fiscal year ended December 31, 2006, dated March 28, 2007, but not the resource estimates set forth under the heading “General Development of the Business – Three Year History – Weltevreden Asset Purchase” (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on April 23, 2007)

3.26

Uranium One’s audited comparative financial statements, the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2006, together with Management’s Discussion and Analysis for such financial statements (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on April 23, 2007)

3.27

The sections of the Annual Information Form of UrAsia Energy Ltd. for the year ended July 31, 2006, dated December 28, 2006 (the “UrAsia AIF”) entitled “General Development of the Business” and “Risk Factors” (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on June 20, 2007)

3.28

Uranium One’s unaudited interim financial statements for the three months ended March 31, 2007 and the notes thereto (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on June 8, 2007)

3.29

Uranium One’s Management’s Discussion and Analysis of the financial condition and results of operations for the three months ended March 31, 2007 (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on June 8, 2007)

Exhibit Number	Description of Document
3.30

Uranium One’s management proxy circular dated May 8, 2007 distributed in connection with the annual and special meeting of Uranium One’s shareholders held on June 7, 2007 (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on May 14, 2007)

3.31

Uranium One’s material change report dated January 11, 2007 with respect to Uranium One’s receipt of a new Permission to Export Natural Uranium from Honeymoon (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on February 20, 2007)

3.32

Uranium One’s material change report dated January 11, 2007 with respect to (i) the decision by Rio Tinto Energy America, Inc. to withdraw the Sweetwater uranium mill and related properties from sale and (ii) the exercise of Uranium One’s right to extend by three months the exclusivity period under the July 10, 2006 exclusivity agreement with U.S. Energy Corp. relating to the Shootaring Canyon uranium mill and associated uranium properties in the western United States (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on February 20, 2007)

3.33

Uranium One’s material change report dated January 11, 2007 with respect to Uranium One reaching an agreement on terms with a number of western world utility customers for further sales contracts from Dominion (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on February 20, 2007)

3.34

Uranium One’s material change report dated January 24, 2007 with respect to an updated mineral resource estimate for Dominion (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on February 20, 2007)

3.35

Uranium One’s material change report dated February 8, 2007 with respect to (i) progress at Uranium One’s development and exploration projects; (ii) changes to Uranium One’s management team (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on March 22, 2007)

3.36

Uranium One’s material change report dated February 16, 2007 announcing the execution of the combination agreement with UrAsia Energy Ltd. (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on April 19, 2007)

3.37

Uranium One’s material change report dated March 2, 2007 announcing the execution of the definitive agreement with U.S. Energy Corp. relating to the acquisition by Uranium One of the Shootaring Canyon uranium mill and associated uranium properties in the western United States (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on April 19, 2007)

3.38

Uranium One’s material change report dated March 9, 2007 announcing the commencement of processing of underground uranium ore at Dominion (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on April 19, 2007)

3.39

Uranium One’s material change report dated April 24, 2007 announcing the completion of the business combination with UrAsia Energy Ltd. (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on May 22, 2007)

3.40	Uranium One’s material change report dated May 8, 2007 announcing the

Exhibit Number	Description of Document

completion of the acquisition of the Shootaring Canyon Uranium Mill in Utah, a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on May 22, 2007)

3.41

Uranium One’s material change report dated June 8, 2007, and accompanying news release, announcing the execution of the Combination Agreement, but not the historical resource estimates set forth in the news release dated June 4, 2007 under the heading “Key Assets of Energy Metals Corporation – New Mexico” (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on June 20, 2007)

3.42

Uranium One’s business acquisition report dated June 7, 2007 in respect of the acquisition of UrAsia Energy Ltd. (incorporated by reference to the Rule 12g3-2(b) submission made by Uranium One with the Commission on June 27, 2007)

3.43	Form of Proxy for Optionholders of EMC
4.01	Consent of Davis Wright Tremaine LLP
4.02	Consent of Stikeman Elliott LLP
4.03	Consent of Davidson & Company LLP
4.04	Consent of Deloitte & Touche LLP
4.05	Consent of KPMG LLP
4.06	Consent of PricewaterhouseCoopers LLP
4.07	Consent of GMP Securities L.P.
4.08	Consent of Ainsworth-Jenkins Holdings Inc.
4.09	Consent of BRS Inc.
4.10	Consent of Dorado Minerals
4.11	Consent of Dr. Art Ettlinger
4.12	Consent of B. Ainsworth
4.13	Consent of Dean Stucker
4.14	Consent of Douglas Beahm
4.15	Consent of Dr. Gregory Myers
4.16	Consent of Harold J. Hutson
4.17	Consent of Robert E. Blackstone
4.18	Consent of Aker Kvaerner Australia
4.19	Consent of Global Geo Services (Pty) Ltd
4.20	Consent of Mayfield Engineering Pty Limited
4.21	Consent of Ore Reserve Evaluation Services
4.22	Consent of Scott Wilson Roscoe Postle Associates, Inc.
4.23	Consent of SRK Consulting (South Africa) (Pty) Limited
4.24	Consent of SRK Consulting (Canada) Inc. (formerly Steffen Robertson and Kirsten (Canada) Inc.)
4.25	Consent of Turgis Consulting (Pty) Ltd.
4.26	Consent of Andrew John McDonald
4.27	Consent of Andrew Pooley
4.28	Consent of C. Stewart Wallis
4.29	Consent of Dr. Carina Lemmer and Geological & Geostatistical Services
4.30	Consent of Charles Johannes Muller
4.31	Consent of Clive Brown
4.32	Consent of Colin E. Bazeley
4.33	Consent of Colin Skidmore

Exhibit Number	Description of Document
4.34	Consent of David W. Rennie
4.35	Consent of Glenn Jobling
4.36	Consent of Herbert Gerald Waldeck
4.37	Consent of Dr. Jean-Francois Couture
4.38	Consent of J.M. Smith
4.39	Consent of Kenneth F. Bampton
4.40	Consent of M.H.G. Heyns
4.41	Consent of Mark Wanless
4.42	Consent of Dr. Michael Harley
4.43	Consent of Pat Willis
4.44	Consent of Peter Camden-Smith
4.45	Consent of Peter J. Bartsch
4.46	Consent of Philip D. Bush
4.47	Consent of Dr. R.A. Stewart
4.48	Consent of Roger Dixon
4.49	Consent of Thomas Pool
4.50	Consent of V.J. Absolon
4.51	Consent of Warwick Bullen
5.1	Powers of Attorney (included on the signature pages to the Registration Statement)